As filed with the Securities and Exchange Commission on December 22, 2006.
Registration No. 333-138750

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Coleman Cable, Inc.
(Exact name of registrant as specified in its charter)

Delaware	3357	36-4410887
(State or other jurisdiction	(Primary Standard Industrial	(IRS Employer
of incorporation or organization)	Classification Code number)	Identification Number)
1530 Shields Drive
Waukegan, Illinois 60085
(847) 672-2300
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
G. Gary Yetman
President and Chief Executive Officer
1530 Shields Drive
Waukegan, Illinois 60085
(847) 672-2300
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy To:
James J. Junewicz
Mayer, Brown, Rowe & Maw LLP
71 South Wacker Drive
Chicago, Illinois 60606
(312) 701-7032

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☑
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement number for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐
CALCULATION OF REGISTRATION FEE

Title of Each Class of	Amount to be	Proposed Maximum Aggregate	Proposed Maximum	Amount of
Securities to be Registered	Registered	Offering Price Per Share (1)	Aggregate Offering Price	Registration Fee
Common stock, par value $0.001 per share	16,786,895	$15.00	$251,803,425	$26,942.97

(1)	Estimated solely for the purpose of calculating the registration fee under Rule 457(c) under the Securities Act. No exchange or over-the-counter-market exists for the registrant’s common stock; however, shares of the registrant’s common stock issued to qualified institution buyers, non-U.S. persons pursuant to Regulation S under the Securities Act and accredited investors in connection with its October 2006, private equity placement are eligible for the PORTAL Market®.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and the selling shareholders are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated December 22, 2006
PROSPECTUS
16,786,895 Shares
Common Stock

     Coleman Cable, Inc. is a leading designer, developer, manufacturer and supplier of electrical wire and cable products in the U.S. We develop our products for sale into multiple end markets, including electrical distribution, wire and cable distribution, original equipment manufacturer/government, heating, ventilation, air conditioning and refrigeration, irrigation, industrial/contractor, security/home automation, recreation/transportation, copper fabrication, retail and automotive.
     This prospectus relates to the registration for resale of all of our currently issued and outstanding shares of common stock. Accordingly, up to 16,786,895 shares of our common stock may be offered for sale from time to time by the selling shareholders named in this prospectus. The selling shareholders acquired the shares of common stock offered by this prospectus in a private placement in reliance on exemptions from the registration requirements of the Securities Act of 1933. We are registering the offer and sale of the shares of common stock to satisfy registration rights we have granted. We are not selling any shares of common stock under this prospectus and will not receive any proceeds from the sale of common stock by the selling shareholders.
     The shares of common stock to which this prospectus relate may be offered and sold from time to time directly from the selling shareholders or alternatively through underwriters or broker-dealers or agents. See “Plan of Distribution.”
     There is no current market for our common stock. In connection with the effective date of the registration statement of which this prospectus is a part, we intend to apply to have our common stock approved for listing on the NASDAQ Global Market under the symbol “CCIX.”

     Investing in our common stock involves a high degree of risk. You should read the section entitled “Risk Factors” beginning on page 8 for a discussion of certain risk factors that you should consider before investing in our common stock.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is __________ __, 2006.

     You should only rely on the information contained in this prospectus. Neither we nor the selling shareholders have authorized anyone to provide you with information different from that contained in this prospectus. The selling shareholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is current only as of the date of this prospectus.

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MARKET DATA
     Market data used in this prospectus has been obtained from independent industry sources and publications as well as from research reports prepared for other purposes. Forward-looking information obtained from these sources is subject to the same qualifications and the additional uncertainties regarding the other forward-looking statements in this prospectus.

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PROSPECTUS SUMMARY
     This summary highlights information contained elsewhere in this prospectus, but it does not contain all of the information that you may consider important in making your investment decision. Therefore, you should read the entire prospectus carefully, including, in particular, the “Risk Factors” section and the financial statements and related notes included elsewhere in this prospectus. As used in this prospectus, unless the context otherwise requires or indicates, references to “Coleman,” “the company,” “we,” “our,” and “us” refer to Coleman Cable, Inc. and its subsidiaries taken as a whole. Unless otherwise indicated, all information in this prospectus, including share and per share data, has been adjusted to give effect to the 312.6079 for 1 stock split that was effected on October 10, 2006.
About Coleman
     We are a leading designer, developer, manufacturer and supplier of electrical wire and cable products in the U.S. We supply a broad line of wire and cable products, consisting of more than 31,000 stock keeping units (“SKUs”), which enable us to offer our customers a single source for many of their wire and cable product requirements. We sell our products to more than 8,500 active customers in diverse end markets, including a wide range of specialty distributors, retailers and original equipment manufacturers (“OEMs”). We believe we possess leading market shares in many of the end markets we serve largely as a result of our broad product line, brand recognition, flexible manufacturing platform and distribution capabilities, and engineering and design expertise.
     Our primary product lines include industrial power cable, electronic and communication wire and cable, low voltage cable, assembled wire and cable products and fabricated bare wire products. These include highly engineered cable products to meet customer specific electrical and mechanical requirements ranging from high performance military cables designed for harsh environments, submersible cables designed for underwater environments, and flexible cables designed for aircraft boarding bridges, industrial boom lifts, and wind power turbines.
     Our business currently is organized into three reportable segments: electrical/wire and cable distributors; specialty distributors and OEMs; and consumer outlets. Within these segments, we sell our products into multiple channels, including electrical distribution, wire and cable distribution, OEM/government, heating, ventilation, air conditioning and refrigeration (“HVAC/R”), irrigation, industrial/contractor, security/home automation, recreation/transportation, copper fabrication, retail and automotive.
     From 2003 to 2005, our revenues grew from $233.6 million in 2003 to $346.2 million in 2005, a compounded annual growth rate (“CAGR”) of 21.7%. During that same period, operating income grew from $16.6 million in 2003 to $27.8 million in 2005. For the nine months ended September 30, 2006, our revenues and operating income were $320.1 million and $41.2 million, respectively, compared to $251.3 million and $18.2 million for the nine months ended September 30, 2005. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview.” We will continue to selectively consider acquisitions that improve our market position within our existing target markets, expand our product offerings or end markets, and increase our manufacturing efficiency.
     On October 11, 2006, we consummated a private offering of 8,400,000 shares of our common stock at a sale price of $15.00 per share (the “2006 Private Placement”). The registration statement of which this prospectus is a part is being filed pursuant to the requirements of the registration rights agreement that we executed in connection with the private offering. We received net proceeds from the offering of approximately $115.4 million (after the purchaser’s discount, placement fees and other offering expenses). We used approximately $61.4 million of the net proceeds to purchase and retire 4,400,003 shares from our existing shareholders. Of the remaining net proceeds of approximately $54.0 million, we used (i) approximately $52.8 million to repay substantially all of the indebtedness then outstanding under our credit facility and (ii) the remaining $1.2 million for working capital and general corporate purposes.
Competitive Strengths
     We believe our competitive strengths include the following:
     Broad Product Offering. We supply a broad line of wire and cable products, consisting of more than 31,000 SKUs over our primary product lines, including industrial power cable, electronic and communication wire and cable, low voltage cable, assembled wire and cable products and fabricated bare wire products.
     Diversified End Markets/Customer Base. We sell our products to more than 8,500 active customers, including a wide range of specialty distributors, retailers and OEMs.
     Leading Market Shares in Multiple Channels. We believe we possess leading market shares in many of the distribution channels we serve largely as a result of our broad product offering, brand recognition, flexible manufacturing platform and distribution capabilities.
     Experienced Management Team. Our senior management team has, on average, over 20 years of experience in the wire and cable industry and 14 years with the company.
     Strong Brand Recognition. Over the past 20 years, our brands have been recognized for their consistent quality and dependability in the markets we serve.
     Engineering and Design Capabilities. We utilize our engineering and design capabilities to supply our customers with customized cabling solutions to meet specific electrical and mechanical demands.
     Supply Chain Management. Our flexible manufacturing platform, sophisticated inventory modeling systems and distribution platform enable us to fill diverse orders with a broad array of products within 24 hours.
Growth Strategy
     The key elements of our growth strategy are summarized below:
     Pursue Growth Opportunities in Existing and Complementary Markets. We believe we have significant opportunities to grow our business by increasing our penetration within our existing customer base, adding new customers, expanding our already broad product offering, and pursuing additional marketing channels.
     Selectively Pursue Strategic Acquisitions. We will continue to selectively consider acquisitions that improve our market position within our existing target markets, expand our product offerings or end markets, and increase our manufacturing efficiency.
     Manage Cost Structure Through Operating Efficiency and Productivity Improvements. We continue to evaluate our operating efficiency and productivity and are focused on lowering our manufacturing and distribution costs.
     Expand Product Lines. We are actively seeking to identify, develop and commercialize new products that use our core technology and manufacturing competencies.
Risk Factors
      The achievement of our business strategies is subject to numerous risks and uncertainties which are set forth in "Risk Factors," including:
      Disruptions in the supply of copper and other raw materials. If we are unable to maintain good relations with our suppliers or if there are any business interruptions at our suppliers, we may not have access to a sufficient supply of raw materials.
      Fluctuations in the price of copper and other raw materials. The prices of copper and our other significant raw materials, as well as fuel and energy costs, are subject to considerable volatility; this volatility has affected our profitability and we expect that it will continue to do so in the future.
      Competitiveness in the marketplace in which we operate. We are subject to competition in many of our markets primarily on the basis of price. Unless we can produce our products at competitive prices or purchase comparable products from foreign sources on favorable terms, we may experience a decrease in our net sales and profitability.
Corporate Information
     We were incorporated in Delaware in 1999 by our current principal shareholders. Our principal executive offices are located at 1530 Shields Drive, Waukegan, Illinois 60085, our main telephone number is (847) 672-2300 and our toll free telephone number is (800) 323-9355.

THE OFFERING

Common stock offered by selling shareholders(1)	16,786,895 shares

Dividend policy	We do not anticipate paying cash dividends on shares of our common stock for the foreseeable future.

Use of proceeds	We will not receive any of the proceeds from the sale of the shares of common stock by the selling shareholders.

Listing	We intend to apply to list our common stock on the NASDAQ Global Market under the symbol “CCIX.”

Risk factors	For a discussion of factors you should consider in making an investment, see “Risk Factors” beginning on page 8.

(1)	See “Selling Shareholders” for more information on the selling shareholders. Currently represents all outstanding shares of our common stock except for 1,650,000 shares of our common stock reserved for issuance pursuant to our 2006 Stock Incentive Plan, consisting of options to purchase 825,000 shares that were granted to management and certain employees upon consummation of the 2006 Private Placement and options to purchase 825,000 shares eligible for future grants.

SUMMARY CONSOLIDATED FINANCIAL DATA
     The following table sets forth certain summary consolidated financial information for the periods presented. The financial data as of and for each of the three years in the period ended December 31, 2005 has been derived from our audited consolidated financial statements and notes thereto, which have been audited by Deloitte & Touche LLP. In our opinion, the unaudited interim consolidated financial data for the nine months ended September 30, 2005 and 2006 have been prepared on a basis consistent with the audited consolidated financial statements included in this prospectus and include all adjustments, which consist of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for the unaudited periods presented.
     Prior to October 10, 2006, we were treated as an S corporation, with the exception of our wholly-owned C corporation subsidiary, for federal and, where applicable, state income tax purposes. Accordingly, our shareholders were responsible for federal and substantially all state income tax liabilities arising out of our operations other than those conducted by our C corporation subsidiary. On October 10, 2006, the day before we consummated the 2006 Private Placement, we ceased to be an S corporation and became a C corporation and, as such, we are subject to federal and state income tax. The unaudited pro forma statement of operations data presents our pro forma provision for income taxes and pro forma net income as if we had been a C corporation for all periods presented. In addition, the selected historical consolidated financial information and the pro forma statement of operations data reflect the 312.6079 for 1 stock split that we effected on October 10, 2006.
     Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S., or GAAP. Historical results are not necessarily indicative of the results we expect in future periods. The data presented below should be read in conjunction with, and are qualified in their entirety by reference to, “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	Year Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
	(In thousands except for share and per share data)
Statement of Operations Data:
Net sales	$233,555	$285,792	$346,181	$251,251	$320,137
Cost of goods sold	198,457	240,260	292,755	214,724	254,712

Gross profit	35,098	45,532	53,426	36,527	65,425
Selling, engineering, general and administrative expenses	18,262	26,475	25,654	18,230	23,049
Restructuring charges(1)	249	(190)	—	—	1,210

Operating income	16,587	19,247	27,772	18,297	41,166
Interest expense, net	10,087	11,252	15,606	11,445	12,506
Loss on early extinguishment of debt	—	13,923	—	—	—
Other income (loss), net(2)	(110)	(13)	(1,267)	(1,264)	(11)

Income (loss) before income taxes	6,610	(5,915)	13,433	8,116	28,671
Income tax expense(3)	1,558	3,092	2,298	1,971	1,009

Net income (loss)	$5,052	$(9,007)	$11,135	$6,145	$27,662

Per Common Share Data(4):
Net income (loss) per share
Basic	$0.44	$(0.76)	$0.87	$0.48	$2.17
Diluted	0.36	(0.76)	0.87	0.48	2.17
Weighted average shares outstanding
Basic	11,467,705	11,795,249	12,749,398	12,749,398	12,750,648
Diluted	13,968,568	11,795,249	12,749,398	12,749,398	12,750,648

Pro Forma Statement of Operations Data:
Income (loss) before income taxes	$6,610	$(5,915)	$13,433	$8,116	$28,671
Pro forma income tax expense (benefit)(3)	2,614	(2,362)	5,351	3,221	11,483
Pro forma net income (loss)	3,996	(3,553)	8,082	4,895	17,188

Pro Forma Per Common Share Data(4):
Pro forma net income (loss) per share
Basic	$0.35	$(0.30)	$0.63	$0.38	$1.35
Diluted	0.29	(0.30)	0.63	0.38	1.35

Other Financial Data:
EBITDA(5)	$22,300	$10,735	$33,883	$23,196	$45,266
Capital expenditures	2,345	4,714	6,171	5,525	2,157
Cash interest expense	8,323	6,499	14,813	7,929	8,865
Depreciation and amortization expense(6)	5,603	5,398	4,844	3,635	4,089
Net cash provided by (used in) operating activities	16,770	(10,067)	(10,340)	(4,592)	22,135
Net cash provided by (used in) investing activities	(1,611)	(4,701)	(1,789)	(1,146)	(2,033)
Net cash provided by (used in) financing activities	(15,155)	15,753	11,153	4,773	(20,108)

Balance Sheet Data:
Cash and cash equivalents	$49	$1,034	$58	$69	$52
Working capital	35,276	62,756	90,107	75,637	57,318
Total assets	166,991	197,056	221,388	225,095	246,663
Total debt(7)	106,768	159,727	169,300	162,656	166,694
Total shareholders’ equity	27,365	2,200	13,071	8,345	23,762

(1)	Restructuring charges include: (i) $0.2 million in 2003 for costs associated with the relocation of our cord operations from our Waukegan, Illinois facility to Miami, Florida; (ii) income of $0.2 million recorded in 2004 reflects the reversal of accruals recorded in prior years, which were deemed to no longer be necessary; and (iii) $1.2 million of costs associated with the closing of the leased manufacturing and distribution facility located in Miami Lakes, Florida in 2006.

(2)	Other income, net was $1.3 million due to the sale of zero coupon bonds in May 2005. See Note 6 to our consolidated financial statements for more information regarding this gain.

(3)	Prior to October 10, 2006, we were treated as an S corporation, with the exception of our wholly-owned C corporation subsidiary, for federal and, where applicable, state income tax purposes. Accordingly, our shareholders were responsible for federal and substantially all state income tax liabilities arising out of our operations other than those conducted by our C corporation subsidiary. On October 10, 2006, the day before we consummated the 2006 Private Placement, we ceased to be an S corporation and became a C corporation and, as such, we are subject to federal and state income tax. As a result of the termination of our S corporation status, we expect to record a one-time non-cash credit of approximately $0.1 million to our income tax provision to recognize the estimated amount of previously unrecognized net deferred income tax assets.

(4)	The financial data reflects the retroactive presentation of the 312.6079 for 1 stock split that was effected on October 11, 2006.

(5)	EBITDA represents net income (loss) before interest expense, income tax expense and depreciation and amortization expense. EBITDA is a performance measure and liquidity measure used by our management, and we believe it is commonly reported and widely used by investors and other interested parties as a measure of a company’s operating performance and ability to incur and service debt. Our management believes that EBITDA is useful to investors in evaluating our operating performance because it provides a means to evaluate the operating performance of our business on an ongoing basis using criteria that are used by our internal decision-makers for evaluation and planning purposes, including the preparation of annual operating budgets and the determination of levels of operating and capital investments. In particular, our management believes that EBITDA is a meaningful measure because it allows management to readily view operating trends, perform analytical comparisons and identify strategies to improve operating performance. For example, our management believes that because capital structures may vary from one company to another, the inclusion of items such as taxes, interest expense and interest income can make it more difficult to identify and assess operating trends affecting our business and industry and to compare the operating performance of different companies. Nevertheless, investors should note that we, like other companies, borrow funds to finance our operations; therefore, interest expense is a necessary element of our costs and ability to generate revenue. Similarly, our use of capital assets makes depreciation and amortization expense a necessary element of our costs and ability to generate income. We are also subject to state and federal income taxes so any measure that excludes tax expense has material limitations. Investors should also note that EBITDA does not purport to represent cash provided by operating activities as reflected in our consolidated statements of cash flow and should not be considered in isolation or as a substitute for net income or other measures of performance prepared in accordance with GAAP; however, our management believes that EBITDA is a performance measure that provides investors, securities analysts and other interested parties with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies in our industry. Finally, EBITDA also closely tracks Consolidated EBITDA, a liquidity measurement that is used in calculating financial covenants in both our credit facility and the indenture for our senior notes. The measure of EBITDA may not be calculated the same way by other companies.

EBITDA’s usefulness as a performance measure is limited by the fact that it excludes the impact of interest expense, depreciation and amortization expense and taxes. We borrow money in order to finance our operations; therefore, interest expense is a necessary element of our costs and ability to generate revenue. Similarly, our use of capital assets makes depreciation and amortization expense a necessary element of our costs and ability to generate income. Since our C corporation subsidiary is subject to state and federal income taxes, any measure that excludes tax expense has material limitations.

Due to these limitations, we do not, and you should not, use EBITDA as the only measure of our performance and liquidity. We also use, and recommend that you consider, net income in accordance with GAAP as a measure of our performance or cash flows from operating activities in accordance with GAAP as a measure of our liquidity.

The following is a reconciliation of net income (loss), as determined in accordance with GAAP, to EBITDA.

	Year Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
	(In thousands)
Net income (loss)	$5,052	$(9,007)	$11,135	$6,145	$27,662
Interest expense, net	10,087	11,252	15,606	11,445	12,506
Income tax expense	1,558	3,092	2,298	1,971	1,009
Depreciation and amortization expense(6)	5,603	5,398	4,844	3,635	4,089

EBITDA	$22,300	$10,735	$33,883	$23,196	$45,266

     The following is a reconciliation of cash flow from operating activities, as determined in accordance with GAAP, to EBITDA.

	Year Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
	(In thousands)
Net cash flow from operating activities	$16,770	$(10,067)	$(10,340)	$(4,592)	$22,135
Interest expense, net	10,087	11,252	15,606	11,445	12,506
Income tax expense	1,558	3,092	2,298	1,971	1,009
Loss on early extinguishment of debt	—	(13,923)	—	—	—
Deferred income tax assets and liabilities	338	18	581	(146)	(147)
Gain (loss) on sale of fixed assets	60	13	7	(5)	(313)
Gain (loss) on sale of investment-net	—	—	1,267	1,264	11
Stock-based compensation	—	(1,648)	—	—	(531)
Changes in operating assets and liabilities	(5,238)	22,857	24,354	13,149	10,596
Non-cash interest income	227	245	110	110	—
Non-cash interest expense	(1,502)	(1,104)	—	—	—

EBITDA	$22,300	$10,735	$33,883	$23,196	$45,266

EBITDA includes the effects of restructuring charges, bad debt write off (recovery) related to the bankruptcy of a major customer,

a special bonus to certain members of senior management and the loss on early extinguishment of debt. Restructuring charges are described in footnote (1) above. In addition, 2003 EBITDA reflects a bad debt recovery of $0.1 million, and 2004 EBITDA reflects a bad debt recovery of $0.3 million, a special senior management bonus of $3.0 million and a loss on early extinguishment of debt of $13.9 million. Changes in operating assets and liabilities exclude amortization of debt issuance costs, which is included in interest expense.

(6)	Depreciation and amortization expense does not include amortization of debt issuance costs, which is included in interest expense.

(7)	Net of unamortized discount of $2.0 million as of December 31, 2003.

RISK FACTORS
     You should consider carefully each of the risks described below, together with all of the other information contained in this prospectus, before deciding to invest in our common stock. If any of the risks outlined herein occurs, our business, financial condition or results of operations may suffer. As a result, the price of our common stock could decline and you could lose part or all of your investment in our common stock.
Risks Related to our Business
Disruptions in the supply of copper and other raw materials used in our products could cause us to be unable to meet customer demand, which could result in the loss of customers and net sales.
     Copper is the primary raw material that we use to manufacture our products. Other significant raw materials that we use are plastics, such as polyethylene and polyvinyl chloride, aluminum, linerboard and wood reels. There are a limited number of domestic and foreign suppliers of copper and these other raw materials. We typically have supplier agreements with terms of one to two years for our raw material needs that do not require us to purchase a minimum amount of these raw materials. If we are unable to maintain good relations with our suppliers or if there are any business interruptions at our suppliers, we may not have access to a sufficient supply of raw materials. If we lose one or more key suppliers and are unable to locate an alternative supply, we may not be able to meet customer demand, which could result in the loss of customers and net sales.
Fluctuations in the price of copper and other raw materials, as well as fuel and energy, and increases in freight costs could increase our cost of goods sold and affect our profitability.
     The prices of copper and our other significant raw materials, as well as fuel and energy costs, are subject to considerable volatility; this volatility has affected our profitability and we expect that it will continue to do so in the future. For example, from 2003 to 2005, the average selling price of copper cathode on the COMEX increased from $0.81 per pound in 2003 to $1.68 per pound in 2005, an average annual increase of 53.7%. During that same period, our revenues and operating income grew from $233.6 million and $16.6 million, respectively, in 2003 to $346.2 million and $27.8 million, respectively, in 2005. These increases in our revenues and operating income were due, in part, to our ability to pass increased copper prices on to our customers. Our agreements with our suppliers generally require us to pay market price for raw materials at the time of purchase. As a result, volatility in these prices, particularly copper prices, can result in significant fluctuations in our cost of goods sold. If the cost of raw materials increases and we are unable to increase the prices of our products, or offset those cost increases with cost savings in other parts of our business, our profitability would be reduced. We generally do not engage in activities to hedge the price of our raw materials. As a result, increases in the price of copper and other raw materials may affect our profitability if we cannot effectively pass these price increases on to our customers.
     In addition, we pay the freight costs on certain customer orders. In the event that freight costs increase substantially, due to fuel surcharges or otherwise, our profitability would decline.
The markets for our products are highly competitive, and our inability to compete with other manufacturers in the wire and cable industry could harm our net sales and profitability.
     The markets for wire and cable products are highly competitive. We compete with at least one major competitor with respect to each of our business lines. Many of our products are made to industry specifications and may be considered fungible with our competitors’ products. Accordingly, we are subject to competition in many of our markets primarily on the basis of price. We must also be competitive in terms of quality, availability, payment terms and customer service. We are facing increased competition from products manufactured in foreign countries that in many cases are comparable in terms of quality but are offered at lower prices. For example, in 2003, we experienced a decline in net sales due principally to the loss of several customers who opted for foreign sourcing, where labor costs are lower. Unless we can produce our products at competitive prices or purchase comparable products from foreign sources on favorable terms, we may experience a decrease in our net sales and profitability. Some of our competitors have greater resources, financial and otherwise, than we do and may be better positioned to invest in manufacturing and supply chain efficiencies and product development. We may not be able to compete successfully with our existing competitors or with new competitors.
Our net sales, net income and growth depend largely on the economic strength of the markets that we serve, and if these markets become weaker, we could suffer decreased sales and net income.
     Many of our customers use our products as components in their own products or in projects undertaken for their customers. Our ability to sell our products is largely dependent on general economic conditions, including how much our customers and end-users spend on information technology, new construction and building, maintaining or reconfiguring their communications network, industrial manufacturing assets and power transmission and distribution infrastructures. A general weakening in any or all of these economic conditions could adversely affect both: (i) the aggregate results of our reportable business segments—electrical/wire and cable distributors, specialty distributors and OEMs, and consumer outlets; and (ii) our sales into the multiple channels within these business segments, including electrical distribution, wire and cable distribution, OEM/government, heating, ventilation, air recreation/transportation, copper fabrication, retail and automotive. In the early 2000s, many companies significantly reduced their capital equipment and information technology budgets, and construction activity that necessitates the building or modification of communication networks and power transmission and distribution infrastructures slowed considerably as a result of a weakening of the U.S. and foreign economies. As a result, our net sales and financial results declined significantly in those years.
We are dependent upon a number of key customers. If they were to cease purchasing our products, our net sales and profitability would likely decline.
     We are dependent upon a number of key customers, although none of our customers accounted for more than 5.0% of our net sales for the year ended December 31, 2005. Our customers can cease buying our products at any time and can also sell products that compete with our products. The loss of one or more key customers, or a significant decrease in the volume of products they purchase from us, could result in a drop in our net sales and a decline in our profitability. In addition, a disruption or a downturn in the business of one or more key customers could reduce our sales and could reduce our liquidity if we were unable to collect amounts they owe us.
We face pricing pressure in each of our markets, and our inability to continue to achieve operating efficiency and productivity improvements in response to pricing pressure may result in lower margins.
     We face pricing pressure in each of our markets as a result of significant competition and industry over-capacity, and price levels for many of our products (after excluding price adjustments related to the increased cost of copper) have declined over the past few years. We expect pricing pressure to continue for the foreseeable future. A component of our business strategy is to continue to achieve operating efficiencies and productivity improvements with a focus on lowering purchasing, manufacturing and distribution costs. We may not be successful in lowering our costs. In the event we are unable to lower these costs in response to pricing pressure, we may experience lower margins and decreased profitability.
We have significant indebtedness outstanding and may incur additional indebtedness that could negatively affect our business.
     We have a significant amount of indebtedness. On September 30, 2006, we had approximately $166.7 million of indebtedness, comprised of $44.1 million under our senior secured credit facility, with Wachovia Bank, National Association (“credit facility”), $120.0 million under our 9.875% Senior Notes due 2012 (“senior notes”) and $2.6 million of capital leases and other debt. On October 11, 2006, we paid off substantially all of the outstanding indebtedness under our credit facility. Since the 2006 Private Placement, we have incurred additional indebtedness under this credit facility.
     Our high level of indebtedness and dependence on indebtedness could have important consequences to our shareholders, including the following:
•	our ability to obtain additional financing for capital expenditures, potential acquisition opportunities or general corporate or other purposes may be impaired;

•	a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness, reducing the funds available to us for other purposes;

•	it may place us at a competitive disadvantage compared to our competitors that have less debt or are less leveraged; and

•	we may be more vulnerable to economic downturns, may be limited in our ability to respond to competitive pressures and may have reduced flexibility in responding to changing business, regulatory and economic conditions.
     Our ability to satisfy our debt obligations will depend upon, among other things, our future operating performance and our ability to refinance indebtedness when necessary. Each of these factors is, to a large extent, dependent on economic, financial, competitive and other factors beyond our control. If, in the future, we cannot generate sufficient cash from operations to make scheduled payments on our debt obligations, we will need to refinance our existing debt, issue additional equity securities or securities convertible into equity securities, obtain additional financing or sell assets. Our business may not be able to generate cash flow or we may not be able to obtain funding sufficient to satisfy our debt service requirements.

We may not have the ability to repurchase our senior notes upon a change of control as required by the indenture governing our senior notes.
     Upon the occurrence of specific kinds of change of control events, we will be required to offer to repurchase all of our outstanding senior notes at 101% of the principal amount plus accrued and unpaid interest to the date of repurchase. We may not have sufficient funds to make the required repurchase in cash at such time or the ability to arrange necessary financing on acceptable terms. In addition, our ability to repurchase our senior notes in cash may be limited by law or the terms of other agreements relating to our debt outstanding at the time. If we fail to repurchase any of our senior notes submitted in a change of control offer, it would constitute an event of default under the indenture, which could, in turn, constitute an event of default under our other debt instruments, even if the change of control itself would not cause a default. This could result in the acceleration of our payment obligations under all of our debt instruments and, if we are unable to meet those payment obligations, this could have an adverse material effect on our business, financial condition and results of operations.
Growth through acquisitions is a significant part of our strategy and we may not be able to successfully identify, finance or integrate acquisitions in order to grow our business.
     Growth through acquisitions has been, and we expect it to continue to be, a significant part of our strategy. We regularly evaluate possible acquisition candidates. We may not be successful in identifying, financing and closing acquisitions on favorable terms. Potential acquisitions may require us to obtain additional financing or issue additional equity securities or securities convertible into equity securities, and any such financing and issuance of equity may not be available on terms acceptable to us or at all. If we finance acquisitions by issuing equity securities or securities convertible into equity securities, our existing shareholders could be diluted, which, in turn, could adversely affect the market price of our stock. If we finance an acquisition with debt, it could result in higher leverage and interest costs. Further, we may not be successful in integrating any such acquisitions that are completed. Integration of any such acquisitions may require substantial management, financial and other resources and may pose risks with respect to production, customer service and market share of existing operations. In addition, we may acquire businesses that are subject to technological or competitive risks, and we may not be able to realize the benefits expected from such acquisitions.
If we are unable to retain senior management and key employees, we may experience operating inefficiencies and increased costs, resulting in diminished profitability.
     Our success has been largely dependent on the skills, experience and efforts of our senior management and key employees. The loss of any of our senior management or other key employees could result in operation inefficiencies and increased costs. We may be unable to find qualified replacements for these individuals if their services were no longer available, and, if we do identify replacements, the integration of those replacements may be disruptive to our business.
Advancing technologies, such as fiber optic and wireless technologies, may make some of our products less competitive and reduce our net sales.
     Technological developments could cause our net sales to decline. For example, a significant decrease in the cost and complexity of installation of fiber optic systems or a significant increase in the cost of copper-based systems could make fiber optic systems superior on a price performance basis to copper systems and could have a material adverse effect on our business. Also, advancing wireless technologies, as they relate to network and communication systems, may reduce the demand for our products by reducing the need for premises wiring. Wireless communications depend heavily on a fiber optic backbone and do not depend as much on copper-based systems. An increase in the acceptance and use of VoIP and wireless technology, or introduction of new wireless or fiber-optic based technologies, may have a material adverse effect on the marketability of our products and our profitability. If wireless technology were to significantly erode the markets for copper-based systems, our sales of copper premise cables could face downward pressure.
If our goodwill or other intangible assets become impaired, we may be required to recognize charges that would reduce our income.
     Under accounting principles generally accepted in the U.S., goodwill and certain other intangible assets are not amortized but must be reviewed for possible impairment annually, or more often in certain circumstances if events indicate that the asset values are not recoverable. Such reviews could result in an earnings charge for the impairment of goodwill, which would reduce our income without any change to our underlying cash flow. We will continue to monitor financial performance indicators across our various operating segments, particularly in our recreation/transportation and retail operating segments, which had combined goodwill balances of $4.0 million at December 31, 2005.

We have incurred restructuring charges in the past and may incur additional restructuring charges in the future.
     Over the last five years, we have incurred approximately $3.5 million in charges related to restructuring our production facilities, and $1.2 million of additional costs associated with the closing of our Miami Lakes, Florida facility in 2006. On November 14, 2006, we approved a plan to close our Siler City, North Carolina facility and we estimate this closure and realignment will cost approximately $0.9 million. Under our current growth plan, we intend to continue to realign plant production, which may result in additional and potentially significant restructuring charges.
Some of our employees belong to a labor union and certain actions by such employees, such as strikes or work stoppages, could disrupt our operations or cause us to incur costs.
     As of December 31, 2005, we employed 1,007 persons, approximately 28% of whom are covered by a collective bargaining agreement, which expires on December 21, 2006. If unionized employees were to engage in a concerted strike or other work stoppage, if other employees were to become unionized, or if we are unable to negotiate a new collective bargaining agreement when the current one expires, we could experience a disruption of operations, higher labor costs or both. A strike or other disruption of operations or work stoppage could reduce our ability to manufacture quality products for our customers in a timely manner.
We may be unable to raise additional capital to meet capital expenditure needs if our operations do not generate sufficient funds to do so.
     Our business is expected to have continuing capital expenditure needs. If our operations do not generate sufficient funds to meet our capital expenditure needs for the foreseeable future, we may not be able to gain access to additional capital, if needed, particularly in view of competitive factors and industry conditions. In addition, recent increases in the cost of copper have increased our working capital requirements. If we are unable to obtain additional capital, or unable to obtain additional capital on favorable terms, our liquidity may be diminished and we may be unable to effectively operate our business.
We are subject to current environmental and other laws and regulations.
     We are subject to the environmental laws and regulations of each jurisdiction where we do business. We are currently, and may in the future be, held responsible for remedial investigations and clean-up costs of certain sites damaged by the discharge of hazardous substances, including sites that have never been owned or operated by us but at which we have been identified as a potentially responsible party under federal and state environmental laws. As a result of our 2000 merger with Riblet Products Corporation, we may be subject to potential liability under the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Section 9601 et seq. We have established reserves for such potential liability and believe those reserves to be adequate; however, there is no guarantee that such reserves will be adequate or that additional liabilities will not arise. See “Business — Legal Proceedings.” Changes in environmental and other laws and regulations in both domestic and foreign jurisdictions could adversely affect our operations due to increased costs of compliance and potential liability for noncompliance.
Disruption in the importation of our raw materials and products and the risks associated with international operations could cause our operating results to decline.
     We source certain raw materials and products from outside the U.S. Foreign material purchases expose us to a number of risks, including unexpected changes in regulatory requirements and tariffs, possible difficulties in enforcing agreements, exchange rate fluctuations, difficulties in obtaining import licenses, economic or political instability, embargoes, exchange controls or the adoption of other restrictions on foreign trade. Although we currently manufacture the vast majority of our products in the U.S., to the extent we decide to establish foreign manufacturing facilities, our foreign manufacturing sales would be subject to similar risks. Further, imports of raw materials and products are subject to unanticipated transportation delays that affect international commerce.
Complying with Section 404 of the Sarbanes-Oxley Act of 2002 may strain our resources and divert management.
     We will be required under Section 404 of the Sarbanes-Oxley Act of 2002 to furnish a report by our management on the design and operating effectiveness of our internal controls over financial reporting with our annual report on Form 10-K for our fiscal year ending December 31, 2007. Since this is the first time that we have had to furnish such a report, we expect to incur material costs and to spend significant management time to comply with Section 404. As a result, management’s attention may be diverted from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, we may need to hire additional accounting and financial staff with appropriate experience and technical accounting knowledge, and we may not be able to do so in a timely fashion.

We have risks associated with inventory.
     Our business requires us to maintain substantial levels of inventory. We must identify the right mix and quantity of products to keep in our inventory to meet customer orders. Failure to do so could adversely affect our sales and earnings. However, if our inventory levels are too high, we are at risk that an unexpected change in circumstances, such as a shift in market demand, drop in prices, or default or loss of a customer, could have a material adverse impact on the net realizable value of our inventory.
Changes in industry standards and regulatory requirements may adversely affect our business.
     As a manufacturer and distributor of wire and cable products, we are subject to a number of industry standard-setting authorities, such as Underwriters Laboratories. In addition, many of our products are subject to the requirements of federal, state, local or foreign regulatory authorities. Changes in the standards and requirements imposed by such authorities could have an adverse effect on us. In the event that we are unable to meet any such standards when adopted, our business could be adversely affected.
Risks Related to this Offering
An active market for our common stock may not develop and the market price for shares of our common stock may be highly volatile and could be subject to wide fluctuations.
     There is no current market for our common stock. An active market for our common stock may not develop or may not be sustained. We intend to apply to have our common stock listed on the NASDAQ Global Market, but we cannot assure you that our application will be approved. In addition, we cannot assure you as to the liquidity of any such market that may develop or the price that our shareholders may obtain for their shares of our common stock.
     Even if an active trading market develops, the market price for shares of our common stock may be highly volatile and could be subject to wide fluctuations. Some of the factors that could negatively affect our share price include:
•	actual or anticipated variations in our quarterly operating results;

•	changes in our earnings estimates;

•	publication (or lack of publication) of research reports about us;

•	increases in market interest rates, which may increase our cost of capital;

•	changes in applicable laws or regulations, court rulings, enforcement and legal actions;

•	changes in market valuations of similar companies;

•	adverse market reaction to any increased indebtedness we incur in the future;

•	additions or departures of key management personnel;

•	actions by our shareholders;

•	speculation in the press or investment community; and

•	general market and economic conditions.
You may experience dilution of your ownership interests if we issue additional shares of our common stock in the future.
     We may in the future issue additional shares, resulting in the dilution of the ownership interests of our present shareholders and purchasers of our common stock offered hereby. We are authorized to issue 75,000,000 shares of common stock and 10,000,000 shares of preferred stock with such designations, preferences and rights as determined by our board of directors. As of October 11, 2006, we have 16,786,895 shares of common stock issued and outstanding. The potential issuance of additional shares of common stock may create downward pressure on the trading price of our common stock. We may also issue additional shares of our common stock or other securities that are convertible into or exercisable for common stock in connection with the our stock incentive plan, future acquisitions, future private placements of our securities for capital raising purposes or for other business purposes.
We do not expect to pay any dividends on our common stock for the foreseeable future.
     We do not anticipate that we will pay any dividends to holders of our common stock in the foreseeable future, and our ability to pay dividends is restricted by the instruments governing our outstanding indebtedness. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

Our largest shareholders and management control a significant percentage of our common stock, and their interests may conflict with those of our other shareholders.
     As of October 11, 2006, our co-chairmen David S. Bistricer and Nachum Stein, and in each case trusts for the benefit of their respective family members, have the right to control the votes of approximately 10.6% and 21.2% of our common stock, respectively, and our directors and officers as a group own or control 39.3% of our common stock. See “Principal Shareholders.” As a result, these shareholders will be able to control or substantially influence the outcome of shareholder votes, including the election of directors, the adoption or amendment of provisions in our certificate of incorporation or bylaws and possible mergers, sales of all of our assets and other significant corporate transactions. The concentration of ownership may have the effect of delaying, deferring or preventing future acquisitions, financings and other corporate opportunities and attempts to acquire us, which in turn could have a material adverse effect on the price of our common stock.
Provisions in our organizational documents and under Delaware law could delay or prevent a change in control of the Company, which could adversely affect the price of our common stock.
     Provisions in our organizational documents and in the Delaware General Corporation Law could delay or prevent a change in control of the Company, which could adversely affect the price of our common stock. The provisions in our articles of incorporation and bylaws that could delay or prevent an unsolicited change in control of the Company include board authority to issue preferred stock, procedures for filling vacancies on the board, prohibition of cumulative voting, requirement of a plurality vote for election of directors, preclusion of shareholder action by written consent, advance notice provisions for business to be considered at a shareholder meeting and classification of our board of directors.
The expiration of lock-up agreements could have an adverse effect on the market price of our stock.
     The registration statement of which this prospectus is a part covers the resale of all currently outstanding shares of our common stock. A substantial number of these shares are subject to lock-up agreements that prevent the sale of shares for (i) 180 days after October 3, 2006; (ii) 60 days after the effective date of this resale registration statement; and (iii) 180 days after the effective date of any registration statement relating to an initial underwritten offering of our common stock commenced before October 3, 2007 for which Friedman, Billings, Ramsey & Co., Inc. is acting either as lead managing underwriter or co-book managing underwriter. These restrictions may be waived in the sole discretion of Friedman, Billings, Ramsey & Co., Inc. See “Shares Eligible for Future Sale — Lock-Up Agreements.” The expiration or waiver of these lock-up agreements may result in increased sales of our common stock by these shareholders, which in turn could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     Various statements contained in this prospectus, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. These statements may be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “should,” or the negative thereof or other variations thereon or comparable terminology. In particular, statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance contained in this prospectus, including certain statements contained in “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business” are forward-looking statements.
     We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These and other important factors, including those discussed under “Risk Factors,” may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Some of the key factors that could cause actual results to differ from our expectations include:
•	disruptions in the supply or fluctuations in the price of copper and other raw materials;

•	increased competition from other wire and cable manufacturers, including foreign manufacturers;

•	general economic conditions and changes in the demand for our products by key customers;

•	pricing pressures causing margins to decrease;

•	our level of indebtedness;

•	failure to identify, finance or integrate acquisitions; and

•	other risks and uncertainties, including those described under “Risk Factors.”
     Given these risks and uncertainties, we caution you not to place undue reliance on these forward-looking statements. The forward-looking statements included in this prospectus are made only as of the date hereof. We do not undertake and specifically decline any obligation to update any of these statements or to publicly announce the results of any revisions to any of these statements to reflect future events or developments.

USE OF PROCEEDS
     We will not receive any of the proceeds from the sale of the shares of common stock offered by this prospectus. Any proceeds from the sale of the shares offered by this prospectus will be received by the selling shareholders.
DIVIDEND POLICY
     We do not anticipate that we will pay any dividends on our common stock in the foreseeable future as we intend to retain any future earnings to fund the development and growth of our business. Payment of future dividends, if any, will be at the discretion of our board of directors and will depend on many factors, including general economic and business conditions, our strategic plans, our financial results and conditions, legal requirements and other factors that our board of directors deems relevant. Our credit facility and the indenture governing our senior notes each contains restrictions on the payment of dividends to our shareholders. In addition, our ability to pay dividends is dependent on our receipt of cash dividends from our subsidiaries.
CAPITALIZATION
     The following table shows our capitalization as of September 30, 2006, on a historical basis and as adjusted to give effect to our October 11, 2006 issuance and sale of 8,400,000 shares of our common stock in the 2006 Private Placement, the proceeds from which were used in part to purchase and retire 4,400,003 shares of our common stock from our existing shareholders as of October 11, 2006. You should refer to “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus in evaluating the material presented below.

	As of September 30, 2006
	Actual	As Adjusted
	(In thousands except share data)
Total debt(1)	166,694	122,644
Shareholders’ equity:
Common stock, par value $0.001 per share, 75,000,000 shares authorized, actual; 12,786,898 shares issued and outstanding, actual; 16,786,895 shares issued and outstanding, adjusted	13	13
Additional paid-in capital	26,077	80,108
Retained earnings	(2,328)	(2,328)

Total shareholders’ equity	23,762	77,793

Total capitalization	$190,456	$200,437

(1)	The “Actual” column includes as debt the balance remaining on our senior secured credit facility as of September 30, 2006, even though we anticipated that substantially all of the then outstanding indebtedness under the senior secured credit facility would be paid off in connection with the 2006 Private Placement.
MARKET FOR COMMON STOCK
     There is currently no established public trading market for our common stock. In connection with this offering by the selling shareholders, we intend to apply to have our common stock listed on the NASDAQ Global Market and have reserved the symbol “CCIX.”

SELECTED CONSOLIDATED FINANCIAL DATA
     The following table sets forth selected historical consolidated financial information for the periods presented. The financial data as of and for each of the four years in the period ended December 31, 2005 has been derived from our audited consolidated financial statements and notes thereto, which have been audited by Deloitte & Touche LLP. The financial data for the year ended December 31, 2001 have been derived from our unaudited financial statements. On January 1, 2002, we changed our method of valuing inventory to the FIFO method. Our financial statements for 2001, which had been audited by Arthur Andersen LLP, have been restated to give effect to this change and are unaudited. In our opinion, the unaudited interim consolidated financial data for the nine months ended September 30, 2005 and 2006 have been prepared on a basis consistent with the audited consolidated financial statements included in this prospectus and include all adjustments, which consist of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for the unaudited periods presented.
     Prior to October 10, 2006, we were treated as an S corporation, with the exception of our wholly-owned C corporation subsidiary, for federal and, where applicable, state income tax purposes. Accordingly, our shareholders were responsible for federal and substantially all state income tax liabilities arising out of our operations other than those conducted by our C corporation subsidiary. On October 10, 2006, the day before we consummated the 2006 Private Placement, we ceased to be an S corporation and became a C corporation and, as such, we are subject to federal and state income tax. The unaudited pro forma statement of operations data presents our pro forma provision for income taxes and pro forma net income as if we had been a C corporation for all periods presented. In addition, the selected historical consolidated financial information and the pro forma statement of operations data reflect the 312.6079 for 1 stock split that we effected on October 10, 2006.
     Our consolidated financial statements have been prepared in accordance with GAAP. Historical results are not necessarily indicative of the results we expect in future periods. The data presented below should be read in conjunction with, and are qualified in their entirety by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

						Nine Months Ended
	Year Ended December 31,					September 30,
	2001(1)	2002	2003	2004	2005	2005	2006
	(In thousands except for share and per share data)
Statement of Operations Data:
Net sales	$237,804	$243,492	$233,555	$285,792	$346,181	$251,251	$320,137
Cost of goods sold	199,552	203,416	198,457	240,260	292,755	214,724	254,712

Gross profit	38,252	40,076	35,098	45,532	53,426	36,527	65,425
Selling, engineering, general and administrative expenses	23,764	21,239	18,262	26,475	25,654	18,230	23,049
Restructuring charges(2)	1,132	2,100	249	(190)	—	—	1,210
Goodwill amortization(3)	1,238	—	—	—	—	—	—

Operating income	12,118	16,737	16,587	19,247	27,772	18,297	41,116
Interest expense, net	15,068	11,563	10,087	11,252	15,606	11,445	12,506
Loss on early extinguishment of debt	—	—	—	13,923	—	—	—
Other income (loss), net(4)	(52)	(16)	(110)	(13)	(1,267)	(1,264)	(11)

Income (loss) before income taxes	(2,898)	5,190	6,610	(5,915)	13,433	8,116	28,671
Income tax expense(5)	—	1,420	1,558	3,092	2,298	1,971	1,009

Net income (loss)	$(2,898)	$3,770	$5,052	$(9,007)	$11,135	$6,145	$27,662

Per Common Share Data(6):
Net income (loss) per share
Basic	$(0.25)	$0.33	$0.44	$(0.76)	$0.87	$0.48	$2.17
Diluted	(0.25)	0.27	0.36	(0.76)	0.87	0.48	2.17
Weighted average shares outstanding
Basic	11,535,228	11,482,898	11,467,705	11,795,249	12,749,398	12,749,398	12,750,648
Diluted	11,535,228	13,983,761	13,968,568	11,795,249	12,749,398	12,749,398	12,750,648

Pro Forma Statement of Operations Data:
Income (loss) before income taxes	$(2,898)	$5,190	$6,610	$(5,915)	$13,433	$8,116	$28,671
Pro forma income tax expense (benefit)(5)	(595)	2,020	2,614	(2,362)	5,351	3,221	11,483
Pro forma net income (loss)	(2,303)	3,170	3,996	(3,553)	8,082	4,895	17,188

Pro Forma Per Common Share Data(6):
Pro forma net income (loss) per share
Basic	$(0.20)	$0.28	$0.35	$(0.30)	$0.63	$0.38	$1.35
Diluted	(0.20)	0.23	0.29	(0.30)	0.63	0.38	1.35

Other Financial Data:
EBITDA(7)	$19,346	$22,670	$22,300	$10,735	$33,883	$23,196	$45,266
Capital expenditures	3,605	2,534	2,345	4,714	6,171	5,525	2,157
Cash interest expense	11,864	9,935	8,323	6,499	14,813	7,929	8,865
Depreciation and amortization expense(8)	7,176	5,917	5,603	5,398	4,844	3,635	4,089
Net cash provided by (used in) operating activities	12,786	13,062	16,770	(10,067)	(10,340)	(4,592)	22,135
Net cash provided by (used in) investing activities	(6,244)	(2,362)	(1,611)	(4,701)	(1,789)	(1,146)	(2,033)
Net cash provided by (used in) financing activities	(6,590)	(10,716)	(15,155)	15,753	11,153	4,773	(20,108)

	As of December 31,					As of September 30,
	2001(1)	2002	2003	2004	2005	2005	2006
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$61	$45	$49	$1,034	$58	$69	$52
Working capital	41,173	40,453	35,276	62,756	90,107	75,637	57,318
Total assets	169,509	164,667	166,991	197,056	221,388	225,095	246,663
Total debt(9)	127,933	118,920	106,768	159,727	169,300	162,656	166,694
Total shareholders’ equity	20,277	23,814	27,365	2,200	13,071	8,345	23,762

(1)	As of January 1, 2002, we changed our method of valuing inventory from the LIFO method to the FIFO method. The change caused a retroactive restatement of all prior period financial statements. As a result, our unaudited financial data for 2001 provided above compared to the financial statements for 2001 audited by Arthur Andersen LLP shows a decrease in our gross profit, operating income and net income by $3.3 million and a decrease in our working capital and total assets by $3.3 million.

(2)	Restructuring charges include: (i) $1.1 million in 2001 primarily for severance related to the closure of several facilities; (ii) $2.1 million in 2002 for costs associated with the closure of our El Paso, Texas facility, including the write-off of fixed assets and facility exit costs and severance; (iii) $0.2 million in 2003 for costs associated with the relocation of our cord operations from our Waukegan, Illinois facility to Miami, Florida; (iv) income of $0.2 million recorded in 2004 reflects the reversal of accruals recorded in prior years, which were deemed to no longer be necessary; and (v) $1.2 million of costs associated with the closing of the leased manufacturing and distribution facility located in Miami Lakes, Florida in 2006.

(3)	Effective January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. Under this Statement, we no longer amortize goodwill.

(4)	Other income, net was $1.3 million due to the sale of zero coupon bonds in May 2005. See Note 6 to our consolidated financial statements for more information regarding this gain.

(5)	Prior to October 10, 2006, we were treated as an S corporation, with the exception of our wholly-owned C corporation subsidiary, for federal and, where applicable, state income tax purposes. Accordingly, our shareholders were responsible for federal and substantially all state income tax liabilities arising out of our operations other than those conducted by our C corporation subsidiary. On October 10, 2006, the day before we consummated the 2006 Private Placement, we ceased to be an S corporation and became a C corporation and, as such, we are subject to federal and state income tax. As a result of the termination of our S corporation status, we expect to record a one-time non-cash credit of approximately $0.1 million to our income tax provision to recognize the estimated amount of previously unrecognized net deferred income tax assets.

(6)	The financial data reflects the retroactive presentation of the 312.6079 for 1 stock split that was effected on October 11, 2006.

(7)	EBITDA represents net income (loss) before interest expense, income tax expense and depreciation and amortization expense. EBITDA is a performance measure and liquidity measure used by our management, and we believe it is commonly reported and widely used by investors and other interested parties as a measure of a company’s operating performance and ability to incur and service debt. Our management believes that EBITDA is useful to investors in evaluating our operating performance because it provides a means to evaluate the operating performance of our business on an ongoing basis using criteria that are used by our internal decision-makers for evaluation and planning purposes, including the preparation of annual operating budgets and the determination of levels of operating and capital investments. In particular, our management believes that EBITDA is a meaningful measure because it allows management to readily view operating trends, perform analytical comparisons and identify strategies to improve operating performance. For example, our management believes that the inclusion of items such as taxes, interest expense and interest income can make it more difficult to identify and assess operating trends affecting our business and industry. Furthermore, our management believes that EBITDA is a performance measure that provides investors, securities analysts and other interested parties with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies in our industry. Finally, EBITDA also closely tracks Consolidated EBITDA, a liquidity measurement that is used in calculating financial covenants in both our credit facility and the indenture for our senior notes.

EBITDA’s usefulness as a performance measure is limited by the fact that it excludes the impact of interest expense, depreciation and amortization expense and taxes. We borrow money in order to finance our operations; therefore, interest expense is a necessary element of our costs and ability to generate revenue. Similarly, our use of capital assets makes depreciation and amortization expense a necessary element of our costs and ability to generate income. Since our C corporation subsidiary is subject to state and federal income taxes, any measure that excludes tax expense has material limitations.

Due to these limitations, we do not, and you should not, use EBITDA as the only measure of our performance and liquidity.

We also use, and recommend that you consider, net income in accordance with GAAP as a measure of our performance or cash flows from operating activities in accordance with GAAP as a measure of our liquidity.

The following is a reconciliation of net income (loss), as determined in accordance with GAAP, to EBITDA.

						Nine Months Ended
	Year Ended December 31,					September 30,
	2001	2002	2003	2004	2005	2005	2006
	(In thousands)
Net income (loss)	$(2,898)	$3,770	$5,052	$(9,007)	$11,135	$6,145	$27,662
Interest expense, net	15,068	11,563	10,087	11,252	15,606	11,445	12,506
Income tax expense	—	1,420	1,558	3,092	2,298	1,971	1,009
Depreciation and amortization expense(8)	7,176	5,917	5,603	5,398	4,844	3,635	4,089

EBITDA	$19,346	$22,670	$22,300	$10,735	$33,883	$23,196	$45,266

     The following is a reconciliation of cash flow from operating activities, as determined in accordance with GAAP, to EBITDA.

						Nine Months Ended
	Year Ended December 31,					September 30,
	2001	2002	2003	2004	2005	2005	2006
	(In thousands)
Net cash flow from operating activities	$12,786	$13,062	$16,770	$(10,067)	$(10,340)	$(4,592)	$22,135
Interest expense, net	15,068	11,563	10,087	11,252	15,606	11,445	12,506
Income tax expense	—	1,420	1,558	3,092	2,298	1,971	1,009
Loss on early extinguishment of debt	—	—	—	(13,923)	—	—	—
Deferred income tax assets and liabilities	—	(846)	338	18	581	(146)	(147)
Gain (loss) on sale of fixed assets	12	(1,467)	60	13	7	(5)	(313)
Gain (loss) on sale of investment-net	—	—	—	—	1,267	1,264	11
Stock-based compensation	—	—	—	(1,648)	—	—	(531)
Changes in operating assets and liabilities	(5,939)	70	(5,238)	22,857	24,354	13,149	10,596
Non-cash interest income	191	338	227	245	110	110	—
Non-cash interest expense	(2,772)	(1,470)	(1,502)	(1,104)	—	—	—

EBITDA	$19,346	$22,670	$22,300	$10,735	$33,883	$23,196	$45,266

EBITDA includes the effects of restructuring charges, bad debt write off (recovery) related to the bankruptcy of a major customer, a special bonus to certain members of senior management and the loss on early extinguishment of debt. Restructuring charges are described in footnote (2) above. In addition, 2001 EBITDA reflects a bad debt write off of $0.9 million, 2003 EBITDA reflects a bad debt recovery of $0.1 million, and 2004 EBITDA reflects a bad debt recovery of $0.3 million, a special senior management bonus of $3.0 million and a loss on early extinguishment of debt of $13.9 million. Changes in operating assets and liabilities exclude amortization of debt issuance costs, which is included in interest expense.

(8)	Depreciation and amortization expense does not include amortization of debt issuance costs, which is included in interest expense.

(9)	Net of unamortized discount of $2.9 million as of December 31, 2001, $2.4 million as of December 31, 2002 and $2.0 million as of December 31, 2003.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
     The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Consolidated Financial Data” and our audited and combined financial statements and related notes appearing elsewhere in this prospectus. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a variety of risks and uncertainties, including those described in this prospectus under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors.” We assume no obligation to update any of these forward-looking statements. You should read the following discussion in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this prospectus.
Overview
     We are a leading designer, developer, manufacturer and supplier of electrical wire and cable products in the U.S. We supply a broad line of wire and cable products, which enables us to offer our customers a single source of supply for many of their wire and cable product requirements. We manufacture bare copper wire, some of which we use to produce our products and some of which we sell to other producers. We sell our products to a variety of customers, including a wide range of specialty distributors, retailers and original equipment manufacturers (“OEMs”). We develop our products for sale into multiple end markets, including electrical distribution, wire and cable distribution, OEM/government, HVAC/R, irrigation, industrial/contractor, recreation/transportation, copper fabrication, retail and automotive. We manufacture our products in seven domestic manufacturing facilities and supplement our domestic production with international and domestic sourcing. Virtually all of our products are sold to customers located in the United States and Canada.
     Our net sales, to some extent, follow general business cycles. The diversity of our end markets and customer bases, however, tends to protect our financial results from downturns in any particular industry or geographic area. We also have experienced, and expect to continue to experience, certain seasonal trends in net sales and cash flow. Net sales are generally higher in the third and fourth quarters due to increased buying in anticipation of, and during, the winter months and holiday season.
     The primary component of our cost of goods sold is the cost of raw materials. Because labor costs have historically represented less than 10% of our cost of goods sold, competition from products produced in countries having lower labor rates has not affected our financial results significantly. For the nine-month period ended September 2006, copper costs, including fabrication, have been estimated by us, based on the average COMEX price, to be approximately 62.8% of our cost of goods sold. We buy copper from domestic and international suppliers, and the price we pay depends largely on the price of copper on international commodities markets.
     The price of copper is particularly volatile and can affect our net sales and profitability. The daily selling price of copper cathode on the COMEX averaged $3.06 per pound during the nine months ended September 30, 2006, up 95% from the nine months ended September 30, 2005. The average copper price on the COMEX was $3.39 per pound for October 2006. We purchase copper at the prevailing market price. We generally attempt to pass along to our customers changes in the prices of copper and other raw materials. Our ability to pass along price increases is greater when copper prices increase quickly and significantly. Gradual price increases may be more difficult to pass on to our customers and may affect our short-term profitability. Conversely, the prices of our products tend to fall more quickly in the event the price of copper drops significantly over a relatively short period of time and more slowly in the event of more gradual decreases in the price of copper. Our specialty distributors and OEMs segment offers a number of products that are particularly sensitive to fluctuations in copper prices. Other factors affecting product pricing include the type of product involved, competitive conditions, including underutilized manufacturing capacity in our industry, and particular customer arrangements.
     We have conducted our business as an S corporation under Subchapter S of the Code (and comparable state laws). Accordingly, our shareholders were responsible for federal and substantially all state income tax liabilities arising out of our operations. For all years prior to 2006, we provided our shareholders with funds for the payment of these income taxes. On October 10, 2006, we terminated our S corporation status, and are treated for federal and state income tax purposes as a C corporation under Subchapter C of the Code and, as a result, are subject to state and federal income taxes.
     As a result of the termination of our S corporation status, we expect to record a one-time non-cash credit of approximately $0.1 million to our income tax provision to recognize the estimated amount of previously unrecognized net deferred income tax assets.
     We declared dividends to our current shareholders in amounts expected to be sufficient to cover estimated taxes associated with our 2006 S corporation taxable earnings. We paid dividends to our shareholders in this regard of approximately $1.8 million on October 10, 2006.

     On October 9, 2006, our board adopted a stock incentive plan that provides for the granting of options to purchase 1,650,000 shares of our common stock. On October 11, 2006, options to purchase 405,000 shares were awarded to G. Gary Yetman (230,000 shares); Richard N. Burger (115,000 shares); Jeffrey D. Johnston (60,000 shares) and, on October 10, 2006, options to purchase 420,000 shares were granted to other employees. One third of the 825,000 options issued to our employees will vest at the end of each of the first three anniversaries of the date of grant. The options will expire ten years after the date of grant and will be exercisable at a price per share equal to the fair market value on the date of grant.
     We estimate the fair value of the stock options to be granted using the Black-Scholes option-pricing model. We estimated the fair value of the stock options using the following assumptions: (i) a risk free interest rate of 4.74%; (ii) an expected dividend yield of 0.00%; (iii) an expected option term of 7.0 years; and (iv) expected volatility of 45.0%. Based on these assumptions, the option value per common share is expected to be $8.09 and the total fair value of the options will be approximately $6.7 million. Assuming 2% annual employee turnover, we estimate that our total expense relating to our stock incentive plan will be $6.4 million, which we will expense over the three year vesting term of these options as follows: $0.9 million in the fourth quarter of 2006; $3.5 million in the year ending December 31, 2007; $1.5 million in the year ending December 31, 2008; and $0.5 million in the year ending December 31, 2009. See “New Accounting Pronouncements” in this section and “Executive Compensation — Stock Incentive Plan.”
     On September 4, 2006, our board of directors approved a payment to one of our directors of $0.8 million in cash and 37,500 shares of our common stock for additional services rendered in connection with the exploration and development of strategic alternatives and certain other matters. We expensed and paid $1.3 million of professional fees related to these services in the nine months ended September 30, 2006.
     The Internal Revenue Service (“IRS”) has audited our tax returns for the years 2002, 2003 and 2004, and proposed certain adjustments that are currently being disputed. These proposed adjustments do not directly impact us because during those years we were an S corporation and, therefore, any additional tax, interest, and penalties finally determined to be due would be owed by our shareholders. However, we entered into an agreement with our shareholders (a “Tax Matters Agreement”) under which we agreed to indemnify those shareholders for any tax, interest, and penalties that may be finally determined to be due during the period we were an S corporation, including, but not limited to, any additional tax, interest, and penalties due as a result of the adjustments proposed by the IRS for the years 2002, 2003, and 2004, together with their reasonable professional fees and expenses incurred. We estimate that our maximum payments relating to the IRS examination under the Tax Matters Agreement will be $0.5 million, but we cannot guarantee that the actual payments relating to this matter will not exceed this amount.
     From time to time, we consider acquisition opportunities that could materially increase the size of our business operations.
Business Segment Information
     We have three business segments: (i) electrical/wire and cable distributors; (ii) specialty distributors and OEMs; and (iii) consumer outlets. These segment classifications are based on an aggregation of customer groupings and distribution channels because this is how we manage and evaluate our business. We sell virtually all of our products across each of our three segments, except that we sell our fabricated bare wire products only in our specialty distributors and OEMs segment. For the nine months ended September 30, 2006, the electrical/wire and cable distributors segment, the specialty distributors and OEMs segment, and the consumer outlets segment represented approximately 34.8%, 67.4% and 14.2% of our net sales on a consolidated basis, respectively. Our consumer outlets segment, which is our smallest in terms of net sales, accounts for an even smaller percentage of our profitability because of increased competition from foreign suppliers and the delays we may encounter in passing along copper price increases to large retailers. To remain competitive, we are purchasing more labor-intensive products from foreign sources for this segment. Our segment information presented below includes a separate line for corporate adjustments, which consist of items not allocated to a particular business segment, including costs for employee relocation, discretionary bonuses, professional fees, restructuring expenses, management fees and intangible amortization. The period-to-period comparisons set forth in this section include information about our three segments.

Consolidated Results of Operations for the Nine Months Ended September 30, 2005 and for the Nine Months Ended September 30, 2006
     The following table sets forth, for the periods indicated, the consolidated statements of operations data in thousands of dollars and as a percentage of net sales.

	Nine Months Ended September 30,
	2005		2006
	Amount	Percent	Amount	Percent
		(Dollars in thousands)
Net sales	$251,251	100.0%	$320,137	100.0%
Gross profit	36,527	14.5	65,425	20.4
Selling, engineering, general and administrative expenses	18,230	7.2	23,049	7.2
Restructuring charges	—		1,210	0.3

Operating income	18,297	7.3	41,166	12.9
Interest expense	11,445	4.6	12,506	3.9
Other income	(1,264)	(0.5)	(11)	0.0

Income before income taxes	8,116	3.2	28,671	9.0
Income tax expense	1,971	0.8	1,009	0.3

Net income (loss)	$6,145	2.4	$27,662	8.7

Capital expenditures	$5,525		$2,157
Depreciation expense	$3,635		$4,089
     Net sales — Net sales for the nine months ended September 30, 2006 were $320.1 million compared to $251.3 million for the nine months ended September 30, 2005, an increase of $68.8 million or 27.4%. This increase in net sales was due primarily to price increases. The price increases were driven by the significant increase in raw material costs, particularly copper. There was a 7.0% decline in volume in the nine months ended September 30, 2006 compared to the prior period due to decreased demand from existing customers, somewhat offset by the addition of new customers. Volume changes between comparative periods are measured in total pounds shipped. Also contributing to the volume decline was a shift in product mix in our consumer outlets segment from low value-added products, such as extension cords, to high value-added products, such as thermostat and coaxial cables, and a change in manufacturing process affecting our automotive products in the first six months of 2006. Otherwise, product mix in units for these periods was relatively consistent.
     Gross profit margin — Gross profit margin for the nine months ended September 30, 2006 was 20.4% compared to 14.5% for the nine months ended September 30, 2005. The increase in the gross profit margin was due principally to the ability to secure pricing increases that more than offset the significant increase in the cost of raw materials, primarily copper, reduced costs due to manufacturing efficiency improvements made during the prior year, reduced distribution expense due to the implementation of new processes, and the ability to spread fixed costs over a significantly higher revenue base.
     Selling, engineering, general and administrative (“SEG&A”) — SEG&A expense for the nine months ended September 30, 2006 was $23.0 million compared to $18.2 million for the nine months ended September 30, 2005. The increase between the two periods resulted primarily from increased sales commissions due to a higher revenue base, an increase in the accrual of management bonuses due to improved profitability, increased depreciation expense, and an increase in professional fees due to the payment to Shmuel D. Levinson for services rendered in connection with the exploration and development of strategic alternatives and certain other matters.
     Restructuring charges — Restructuring charges for the nine months ended September 30, 2006 were $1.2 million. These expenses were the result of the planned closure of our Miami Lakes facility. Restructuring charges included $0.1 million of employee severance costs, $0.7 million of lease termination costs, $0.2 million of equipment relocation costs and $0.2 million of other closing costs.
     Interest expense — Interest expense for the nine months ended September 30, 2006 was $12.5 million compared to $11.4 million for the nine months ended September 30, 2005. The increase in interest expense was due primarily to higher average borrowings under our revolving line of credit resulting primarily from higher inventory costs.
     Other income — Other income for the nine months ended September 30, 2005 was $1.3 million due to the settlement of our obligation with Copperweld that occurred in the second quarter of 2005 as discussed in Note 5 of the condensed consolidated financial statements.
     Income tax expense — Income tax expense was $1.0 million for the nine months ended September 30, 2006 compared to $2.0 million for the nine months ended September 30, 2005. We incur income tax expense as a result of the taxable income generated by our wholly owned C corporation subsidiary. Income tax expense decreased primarily because of a decline in the taxable income of our wholly owned C corporation subsidiary which was a result of lower shared services income and elimination of the intercompany factoring of the accounts receivable.
Segment Results
     The following table sets forth, for the periods indicated, statements of operations data by segment in thousands of dollars, segment net sales as a percentage of total net sales and segment operating income as a percentage of segment net sales.

	Nine Months Ended September 30,
	2005		2006
	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Net Sales:
Electrical/Wire and Cable Distributors	$84,314	33.6%	$111,447	34.8%
Specialty Distributors and OEMs	129,078	51.4	215,729	67.4
Consumer Outlets	41,259	16.4	38,260	12.0
Intercompany eliminations	(3,400)	(1.4)	(45,299)	(14.2)

Total	$251,251	100.0%	$320,137	100.0%

Operating Income:
Electrical/Wire and Cable Distributors	$9,373	11.1%	$20,058	18.0%
Specialty Distributors and OEMs	9,672	7.5	24,227	11.2
Consumer Outlets	2,121	5.1	2,424	6.3

Total	21,166		46,709
Corporate	(2,869)		(5,543)

Consolidated operating income	$18,297	7.3%	$41,166	12.9%

Electrical/Wire and Cable Distributors
     Net sales for our electrical/wire and cable distributors segment for the nine months ended September 30, 2006 were $111.4 million compared to $84.3 million for the nine months ended September 30, 2005, an increase of $27.1 million or 32.1%. This increase was due primarily to selling price increases as a result of inflationary increases in raw material costs. There was a decrease in volume of 2.4% due primarily, we believe, to a decline in demand in our electrical distribution channel as a result of price increases necessitated by increased raw material costs. This decline in demand was somewhat offset by market share gains.
     Operating income for our electrical/wire and cable distributors segment for the nine months ended September 30, 2006 was $20.1 million compared to $9.4 million for the nine months September 30, 2005, an increase of $10.7 million, or 113.8%. This increase was attributed to the ability to secure price increases to offset increases in raw material costs, reduced distribution expenses due to improved processes, and the ability to spread fixed costs across a larger revenue base.
Specialty Distributors and OEMs
     Net sales for our specialty distributors and OEMs segment for the nine months ended September 30, 2006 were $215.7 million compared to $129.1 million for the nine months ended September 30, 2005, an increase of $86.6 million, or 67.1%. The increase was due to selling price increases associated with increases in raw material costs, increased security/home automation channel sales as a result of market share gains, and an increase of $41.9 million due to a change in October 2005 in our intercompany billings for copper purchases, which are eliminated in the consolidation of overall company revenues. These increases offset decreases in the other channels in this segment due to market conditions. There was an overall decline in volume of 3.5% due to market conditions, offset by increases in the security/home automation, irrigation and copper fabrication channels due to market share gains.
     Operating income for our specialty distributors and OEMs segment for the nine months ended September 30, 2006 was $24.2 million compared with $9.7 million for the nine months ended September 30, 2005, an increase of $14.5 million or 149.5%. This increase was due primarily to volume and pricing initiatives, improved manufacturing efficiencies, reduced distribution expenses, and the spreading of fixed costs over a larger revenue base.
Consumer Outlets
     Net sales for our consumer outlets segment for the nine months ended September 30, 2006 were $38.3 million compared to $41.3 million for the nine months ended September 30, 2005, a decrease of $3.0 million or 7.3%. This decrease was due to a volume decline of 24.5%, which was partially offset by price increases. The volume decline was due primarily to a decrease in orders from consumer outlet customers who had higher than expected inventory as a result of soft year-end retail sales. In addition, the prior year included an initial stocking order for a major account that was not repeated in 2006 and the completion of a sales program at a specific account.

Also contributing to the volume decline was a shift in product mix from low value-added products, such as extension cords, to high value-added products, such as data, thermostat and coaxial cables, and a change in manufacturing process affecting our automotive products.
     Operating income for our consumer outlets segment for the nine months ended September 30, 2006 was $2.4 million compared to $2.1 million for the nine months ended September 30, 2005, an increase of approximately $0.3 million. In addition to obtaining price increases that more than offset raw material cost increases, this increase included gains on the sale of commodity contracts, improved distribution expenses, cost savings realized from our Miami facility closure, and a new manufacturing process affecting our automotive products.
Consolidated Annual Results of Operations from 2003 through 2005
     The following table sets forth, for the periods indicated, the consolidated statement of operations data in thousands of dollars and as a percentage of net sales.

	Year Ended December 31,
	2003		2004		2005
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Net sales	$233,555	100.0%	$285,792	100.0%	$346,181	100.0%
Gross profit	35,098	15.0	45,532	15.9	53,426	15.4
Selling, engineering, general and administrative expenses	18,262	7.8	26,475	9.3	25,654	7.4
Restructuring charges	249	0.1	(190)	(0.1)	—	—

Operating income	16,587	7.1	19,247	6.7	27,772	8.0
Interest expense, net	10,087	4.3	11,252	3.9	15,606	4.5
Loss on early extinguishment of debt	—	—	13,923	4.9	—	—
Other income, net	(110)	(0.0)	(13)	(0.0)	(1,267)	(0.4)

Income (loss) before income taxes	6,610	2.8	(5,915)	(2.1)	13,433	3.9
Income tax expense	1,558	0.7	3,092	1.1	2,298	0.7

Net income (loss)	$5,052	2.1	$(9,007)	(3.2)	$11,135	3.2

Capital expenditures	$2,345		$4,714		$6,171
Depreciation expense	5,603		5,398		4,844
Year Ended December 31, 2005 Compared with Year Ended December 31, 2004
     Net sales—Net sales for the year ended December 31, 2005 were $346.2 million compared to $285.8 million for the year ended December 31, 2004, an increase of $60.4 million, or 21.1%. The increase in net sales was due primarily to price increases driven by the significant increase in the cost of raw materials, primarily copper, for 2005 compared to 2004. There was a 6.8% growth in volume in 2005 due to increased demand from existing customers, as well as the addition of new customers. Product mix for each of the years ended December 31, 2004 and 2005 was relatively consistent, with the exception of our consumer outlets segment in which there was an increase in sales of products not traditionally sold through the retail channel due to a new customer and a change in manufacturing process in our automotive channel. Volume changes between comparative years are measured in total pounds shipped.
     Gross profit margin—Gross profit margin for the year ended December 31, 2005 was 15.4% compared to 15.9% for the year ended December 31, 2004. The decrease in the gross profit margin for the year ended December 31, 2005 was due principally to the significant increase in the cost of raw materials, primarily copper, that was not fully passed along to existing customers, and $2.2 million of manufacturing variances that we believe to be inefficiencies related to the manufacturing consolidation of certain product lines in two of our facilities in the first nine months of 2005. These negative factors were offset in part by the addition of new customers and some pricing increases.
     Selling, engineering, general and administrative—SEG&A expense for the year ended December 31, 2005 was $25.7 million compared to $26.5 million for the year ended December 31, 2004, a decrease of $0.8 million. The decrease in 2005 was due primarily to the payment of special bonuses in 2004 in connection with the issuance of our senior notes. This was partially offset by increased selling commissions related to increased sales volume, and increases in payments for professional and management services due to our new reporting structure associated with the issuance of our senior notes.
     Interest expense, net and loss on early extinguishment of debt—Interest expense, net was $15.6 million for the year ended December 31, 2005, compared to $11.3 million of interest expense, net and $13.9 million of loss on early extinguishment of debt for the year ended December 31, 2004, a decrease of $9.6 million. The decrease in 2005 was due primarily to the payment of make-whole premiums and other costs in connection with our September 2004 debt refinancing partially offset by an increase in interest for payment obligations on our senior notes and an increase in amortization expense related to the September 2004 debt refinancing.
     Other income, net—Other income, net for the year ended December 31, 2005 was $1.3 million due to the sale of zero coupon bonds in May 2005, in connection with the settlement of the Copperweld capital lease obligation.
     Income tax expense—Income tax expense was $2.3 million for the year ended December 31, 2005 compared to $3.1 million for the year ended December 31, 2004. Income tax expense decreased primarily because of a decline in the taxable income of our wholly owned C corporation subsidiary, which decline was a result of lower shared services income and elimination of the intercompany factoring of the accounts receivable.
Segment Results
     The following table sets forth, for the periods indicated, statements of operations data by segment in thousands of dollars, segment net sales as a percentage of total net sales and segment operating income as a percentage of segment net sales.

	Year Ended December 31,
	2004		2005
	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Net sales:
Electrical/Wire and Cable Distributors	$95,810	33.5%	$114,561	33.1%
Specialty Distributors and OEMs	137,474	48.1	183,590	53.0
Consumer Outlets	56,525	19.8	59,694	17.2
Intercompany eliminations	(4,017)	(1.4)	(11,664)	(3.3)

Total	$285,792	100.0%	$346,181	100.0%

Operating income:
Electrical/Wire and Cable Distributors	$9,010	9.4%	$13,643	11.9%
Specialty Distributors and OEMs	13,112	9.5	14,693	8.0
Consumer Outlets	3,399	6.0	3,465	5.8

Total	25,521		31,801
Corporate	(6,274)		(4,029)

Consolidated operating income	$19,247		$27,772

     Electrical/Wire and Cable Distributors
     Net sales for our electrical/wire and cable distributors segment for the year ended December 31, 2005 were $114.6 million compared to $95.8 million for the year ended December 31, 2004, an increase of $18.8 million, or 19.6%. This increase was due primarily to selling price increases as a result of increases in the cost of raw materials combined with slight market share gains. There was an increase in volume of 8.2% in 2005 due to growth in the industrial and residential construction markets combined with market share gains.
     Operating income for our electrical/wire and cable distributors segment for the year ended December 31, 2005 was $13.6 million compared to $9.0 million for the year ended December 31, 2004, an increase of $4.6 million, or 51.1%. This increase was attributable to price and volume increases, which spread fixed costs across a larger revenue base, and a reduction in operating expenses attributable to the consolidation of distribution centers and decreased selling costs.
     Specialty Distributors and OEMs
     Net sales for our specialty distributors and OEMs segment for the year ended December 31, 2005 were $183.6 million compared to $137.5 million for the year ended December 31, 2004, an increase of $46.1 million, or 33.5%. The increase was due to selling price increases associated with cost increases in raw material prices and increased security/home automation channel sales as a result of the addition of new customers. Additionally, 2005 included the revenue from the additions of OEM/government and industrial maintenance, repair and operations (“MRO”) customers. These increases were partially offset by a decrease in the irrigation channel that resulted from market conditions. There was 12.7% volume growth in 2005 due to the growth in the security/home automation and OEM markets combined with market share gains.
     Operating income for our specialty distributors and OEMs segment for the year ended December 31, 2005 was $14.7 million compared to $13.1 million for the year ended December 31, 2004, an increase of $1.6 million, or 12.2%. The increase was due primarily to higher sales volume at higher prices attributable to increased business in the industrial, OEM, recreation and transportation, and security/home automation channels and the ability to pass along raw material cost increases to a majority of our customers, which spread fixed costs across a larger revenue base. This was offset by losses due to inefficiencies in some of our manufacturing operations due to plant realignments.
     Consumer Outlets
     Net sales for our consumer outlets segment for the year ended December 31, 2005 were $59.7 million compared to $56.5 million for the year ended December 31, 2004, an increase of $3.2 million, or 5.7%. The increase in net sales was due primarily to price increases associated with increases in the cost of raw materials. There was a decline in volume as measured in pounds shipped of 7.7%. This was due to a shift in product mix from low value-added products, such as extension cords, to high value-added products, such as LAN cables, in our retail channel and a change in manufacturing process in our automotive channel.
     Operating income for our consumer outlets segment for the year ended December 31, 2005 was $3.5 million compared to $3.4 million for the year ended December 31, 2004, an increase of $0.1 million or 2.9%. This increase included $0.2 million of unrealized gains relating to outstanding commodity contracts. This was offset by a decline in operating income of $0.1 million due primarily to the impact of the increased cost of base raw materials, specifically copper, that could not be passed along to our customers and was somewhat offset by cost savings realized from a new manufacturing process in the automotive channel.
Year Ended December 31, 2004 Compared with Year Ended December 31, 2003
     Net sales—Net sales for the year ended December 31, 2004 were $285.8 million compared to $233.6 million for the year ended December 31, 2003, an increase of $52.2 million, or 22.4%. The increase in net sales was due primarily to price increases driven by the significant increase in the cost of raw materials, primarily copper, for the year ended 2004 compared to 2003. There was a 6.8% growth in volume in 2004 due to increased demand from existing customers, as well as the addition of new customers. Product mix for each of the years ended December 31, 2003 and 2004 was relatively consistent. Volume changes between comparative years are measured in total pounds shipped.
     Gross profit margin—Gross profit margin for the year ended December 31, 2004 was 15.9% compared to 15.0% for the year ended December 31, 2003. The increase in the gross profit margin for the year ended December 31, 2004 was due primarily to associated price increases across all channels, which spread fixed costs across a larger revenue base, and by 2004 cost control initiatives such as the consolidation of distribution centers, purchasing initiatives and greater manufacturing efficiencies.
     Selling, engineering, general and administrative—SEG&A expense for the year ended December 31, 2004 was $26.5 million compared to $18.3 million for the year ended December 31, 2003, an increase of $8.2 million. The increase in 2004 was due primarily to additional bonus compensation paid under our bonus plans, special bonuses paid in connection with our 2004 debt refinancing, the increase in professional service expense due to the new reporting structure associated with the issuance of our senior notes and the accelerated amortization of leasehold improvements.
     Interest expense, net and loss on early extinguishment of debt—Interest expense, net and the loss on early extinguishment of debt were $25.2 million for the year ended December 31, 2004 compared to $10.1 million for the year ended December 31, 2003, an increase of $15.1 million. The increase in 2004 was due to increased borrowings as a result of increased investment in working capital due to higher commodity prices and the payment of make-whole premiums and other costs in connection with our 2004 debt refinancing.
     Income tax expense—Income tax expense was $3.1 million for the year ended December 31, 2004 compared to $1.6 million for the year ended December 31, 2003. Income tax expense increased because the taxable income of our wholly owned C corporation subsidiary was higher due to increased income as a result of increased intercompany factoring of the company’s customer accounts receivable.

Segment Results
     The following table sets forth, for the periods indicated, statements of operations data by segment in thousands of dollars, segment net sales as a percentage of total net sales and segment operating income as a percentage of segment net sales.

	Year Ended December 31,
	2003		2004
	Amount	Percent	Amount	Percent
		(Dollars in thousands)
Net sales:
Electrical/Wire and Cable Distributors	$82,022	35.1%	$95,810	33.5%
Specialty Distributors and OEMs	106,847	45.7	137,474	48.1
Consumer Outlets	49,041	21.0	56,525	19.8
Intercompany eliminations	(4,355)	(1.8)	(4,017)	(1.4)

Total	$233,555	100.0%	$285,792	100.0%

Operating income:
Electrical/Wire and Cable Distributors	$6,856	8.4%	$9,010	9.4%
Specialty Distributors and OEMs	9,121	8.5	13,112	9.5
Consumer Outlets	3,328	6.8	3,399	6.0

Total	19,305		25,521
Corporate	(2,718)		(6,274)

Consolidated operating income	$16,587		$19,247

     Electrical/Wire and Cable Distributors
     Net sales for our electrical/wire and cable distributors segment for the year ended December 31, 2004 were $95.8 million compared to $82.0 million for the year ended December 31, 2003, an increase of $13.8 million, or 16.8%. This increase was due primarily to the effect of pricing increases as a result of inflationary increases in the cost of raw materials, primarily copper. There was an increase in volume of 4.6% in 2004 due to increased demand from existing customers.
     Operating income for our electrical/wire and cable distributors segment for the year ended December 31, 2004 was $9.0 million compared to $6.9 million for the year ended December 31, 2003, an increase of $2.1 million, or 30.4%. This increase was due primarily to the associated price increases across all channels, which spread fixed costs across a larger revenue base, and a reduction in operating expenses attributable to the consolidation of distribution centers and decreased selling costs.
     Specialty Distributors and OEMs
     Net sales for our specialty distributors and OEMs segment for the year ended December 31, 2004 were $137.5 million compared to $106.8 million for the year ended December 31, 2003, an increase of $30.7 million, or 28.7%. The increase was due primarily to price increases across all channels as a result of the inflationary increases in raw material costs, primarily copper. There was 9.5% volume growth in 2004 due to the addition of an OEM customer, the full year effect of a new industrial/MRO distributor, increased demand in our security/home automation channel and strong demand for HVAC/R products in the residential market.
     Operating income for our specialty distributors and OEMs segment for the year ended December 31, 2004 was $13.1 million compared to $9.1 million for the year ended December 31, 2003, an increase of $4.0 million, or 43.9%. The increase was due primarily to higher sales volume at higher prices attributable to new business in the industrial, OEM and security/home automation channels and the ability to pass along raw material cost increases to a majority of our customers, which spread fixed costs across a larger revenue base.
     Consumer Outlets
     Net sales for our consumer outlets segment for the year ended December 31, 2004 were $56.5 million compared to $49.0 million for the year ended December 31, 2003, an increase of $7.5 million, or 15.3%. The increase was associated primarily with price increases driven by raw material costs, such as copper. Volume growth was 4.4% in 2004 due to the full year effect of new retail customers gained in late 2003 and the addition of a major retail customer in the third quarter of 2004.
     Operating income for our consumer outlets segment for the year ended December 31, 2004 was $3.4 million compared to $3.3 million for the year ended December 31, 2003. While sales increased more than 15% in this segment, operating income remained relatively unchanged due to the impact of the increased cost of base raw materials, specifically copper, which could not be passed along to large customers in the automotive business. This was somewhat offset by the positive impact of the new retail customers described above.

Liquidity and Capital Resources
     Debt
     As of September 30, 2006, we had the following long-term debt (including capital lease obligations) outstanding:

As of
September 30, 2006
(In thousands)
Credit facility	$44,050
Senior notes	120,000
Capital lease obligations	1,222
Other debt	1,422

Total debt	$166,694

     Senior Secured Credit Facility
     Our credit facility dated as of September 28, 2004, with Wachovia Bank, National Association (“agent”) matures September 28, 2009, and is an asset-based credit loan whereby we may receive from time to time an aggregate amount of advances not to exceed the lesser of (i) $75 million or (ii) the sum of 85% of eligible accounts receivable and 55% of eligible inventory, with a sublimit for letters of credit of up to $5 million. Interest is payable at the agent’s prime rate plus a range of 0.25% to 1.25% (based on our Leverage Ratio, as defined in the credit facility, at the end of any fiscal quarter), or, at our option, the eurodollar rate plus a range of 1.75% to 2.75% (based on our Leverage Ratio) at the end of any fiscal quarter). The credit facility accrued interest at an average rate of 7.03%, and our average borrowed amount was $46.4 million for the nine-month period ended September 30, 2006.
     Our credit facility is secured by substantially all of our assets, including accounts receivable, inventory and any other tangible and intangible assets (including real estate, machinery and equipment and intellectual property), as well as by a pledge of all of the capital stock of each of our domestic subsidiaries and 65% of the capital stock of our foreign subsidiaries, if any.
     The credit facility contains financial covenants, including, but not limited to, a fixed charge coverage ratio and a leverage ratio. In addition, the credit facility contains affirmative and negative covenants relating to limitations on dividends and other restricted payments, indebtedness, liens, investments, guarantees, mergers and acquisitions, sales of assets, affiliate transactions, maintaining excess cash, issuing capital stock, sale and lease back transactions and leases. The restricted payment covenant, among other things, limits our ability to pay dividends on our common stock. Under the credit facility, Permitted Periodic Dividend payments are allowed only if (i) no event of default or unmatured event of default has occurred or is continuing under the credit facility or would result from the payment of the Permitted Periodic Dividend, and (ii) we could borrow at least $10 million under the credit facility after giving effect to the Permitted Periodic Dividend. The credit facility defines “Permitted Periodic Dividend” as the payment by us to holders of our common stock of an aggregate amount of up to the sum of (a) 50% of our consolidated net income (as defined in the credit facility) for the fiscal year prior to the fiscal year in which such payment is made (the “Applicable Income Year”) less (b) the aggregate amount of tax distributions payable to our shareholders for the Applicable Income Year. The financial covenants in the credit facility:
•	require us to maintain a Leverage Ratio that does not exceed 6.5 to 1.0 as of the last day of each fiscal quarter; and

•	require us to maintain a Fixed Charge Coverage Ratio (as defined in the credit facility) of not less than 1.1 to 1.0 as of the last day of each fiscal quarter.
     As of September 30, 2006, our Leverage Ratio was 3.0 to 1.0 and our Fixed Charge Coverage Ratio was 2.0 to 1.0. Our capital expenditures in the nine months ended September 30, 2006 were $2.2 million.
     On August 14, 2006, we executed an amendment to the credit agreement; among other things, this amendment:
•	modified a “change of control” provision in our credit facility so that, in contrast to the prior version of the provision under which a default would have occurred if either G. Gary Yetman or Richard N. Burger ceased to hold their executive positions and suitable replacements were not found within 180 days, a “change of control” will now occur under the credit facility only if either (i) we fail to own 100% of the outstanding capital stock of the other borrowers and guarantors under the credit facility or (ii) during the twenty-four months following the date of such amendment of the credit facility, certain members of our board of directors cease to constitute a majority of the members of our board of directors;

•	permits us to issue common stock;

•	permitted us to amend our certificate of incorporation as described under “Description of Capital Stock;”

•	permitted us to repurchase shares of our common stock in connection with the 2006 Private Placement; and

•	eliminated a restriction on our ability to maintain excess cash.
     As of September 30, 2006, we were in compliance with all of the covenants contained in the credit facility.
     As of September 30, 2006, we had outstanding borrowings of $44.1 million under our credit facility, and we had $30.9 million of additional borrowing capacity under the borrowing base. On October 11, 2006, we paid off substantially all of the outstanding indebtedness under our credit facility. Since the 2006 Private Placement, we have incurred additional indebtedness under this credit facility.
     Our ability to incur additional indebtedness is limited by the covenants contained in the credit facility. Under the credit facility, we may not incur any liability or indebtedness other than permitted indebtedness, which is defined as:
•	indebtedness with respect to revolving loans, letters of credit or other obligations under the credit facility;

•	trade payables incurred in the ordinary course of business;

•	purchase money indebtedness incurred to purchase fixed assets, provided that the total of permitted purchase money indebtedness may not exceed $1.0 million at any time, the purchase money indebtedness when incurred does not exceed the purchase price of the assets financed and no purchase money indebtedness may be refinanced for a principal amount in excess of the principal amount then outstanding;

•	indebtedness under specified types of hedging agreements entered into to manage interest rate, exchange rate or commodity risks;

•	existing indebtedness specifically identified in schedules to the credit facility and certain refinancings thereof; and

•	indebtedness under the senior notes.
     In addition, the credit facility prohibits us from entering into operating leases pursuant to which the aggregate payments thereunder would exceed $5.0 million per year.
     We are also prohibited by the credit facility from:
•	changing or amending any document relating to the subordination, terms of payment or required prepayments of our senior notes;

•	making any covenant or event of default in the indenture relating to our senior notes more restrictive; and

•	making any prepayment on our senior notes, except for scheduled payments required pursuant to the terms of the senior notes or the indenture.
     As early as the fourth quarter of 2006, we may terminate our existing credit facility and put a new, more favorable credit facility in place. The termination of our credit facility could result in a non-cash, pre-tax charge to earnings of up to $0.9 million in our financial statements for the period in which the termination occurs.
     Senior Notes
     Our senior notes have an aggregate principal amount of $120.0 million, bear interest at a fixed rate of 9.875% and mature in 2012. The notes are guaranteed by our domestic restricted subsidiaries (as defined in the indenture). The indenture includes a covenant that prohibits us from incurring additional indebtedness (other than certain permitted indebtedness, including but not limited to the maximum availability under our credit facility), unless our Consolidated Fixed Charge Coverage Ratio (as defined in the indenture) is greater than 2.0 to 1.0. As of September 30, 2006, our Consolidated Fixed Charge Coverage Ratio was 2.0 to 1.0. Upon the occurrence of a Change of Control (as defined in the indenture), we must offer to repurchase the notes at a price equal to 101% of the principal amount, plus accrued and unpaid interest to the date of repurchase. The indenture also contains covenants that, among other things, limit our ability and the ability of certain of our subsidiaries to: make restricted payments; create liens; pay dividends; consolidate, merge or sell substantially all of our assets; enter into sale and leaseback transactions; and enter into transactions with affiliates. As of September 30, 2006, we were in compliance with all of the covenants contained in the indenture. We may redeem some or all of the notes at any time on or after October 1, 2008, at redemption prices set forth in the indenture. In addition, before October 1, 2007, we may redeem up to 35% of the original aggregate principal amount of the notes at a redemption price equal to 109.875% of their aggregate principal amount, plus accrued interest, with the cash proceeds from certain kinds of equity offerings.
     Other
     In addition, we lease various manufacturing, office and warehouse properties and office equipment under capital leases that expire at various dates through 2009. The total minimum payments under the leases at September 30, 2006 were approximately $1.4 million, including $0.2 million representing interest.
     We have a $1.0 million mortgage on a manufacturing facility requiring monthly payments of $9,432 and bearing interest at 5.75% per annum. The outstanding balance of the loan at September 30, 2006 was $0.3 million.
     Current and Future Liquidity
     In general, we require cash for working capital, capital expenditures, debt repayment and interest. Our working capital requirements increase when we experience strong incremental demand for products or significant copper price increases.
     Our management assesses the future cash needs of our business by considering a number of factors, including:
•	our historical earnings and cash flow performance;

•	management’s assessment of our future working capital needs;

•	our current and projected debt service expenses;

•	management’s planned capital expenditures; and

•	our ability to borrow additional funds under the terms of our credit facility and our senior notes.
     Based on the foregoing, we believe that cash flow from operations and borrowings under our credit facility will be sufficient to fund our operations, debt service and capital expenditures for the foreseeable future.
     On October 10, 2006, we filed the amended and restated certificate of incorporation with the Secretary of State of the State of Delaware. The amended and restated certificate of incorporation included, among other changes, the following: (i) an increase in the number of authorized shares of our common stock, par value $0.001 per share, to 75,000,000, (ii) an increase in the number of authorized shares of preferred stock, par value $0.001 per share, to 10,000,000, and (iii) a 312.6079 for 1 stock split of our common stock.
     On October 11, 2006, we consummated the 2006 Private Placement in which we sold 8,400,000 shares of our common stock at a sale price of $15.00 per share. We received net proceeds of approximately $115.4 million (after the purchaser’s discount, placement fees and other offering expenses). We used approximately $61.4 million of the net proceeds to purchase and retire 4,400,003 shares from our existing shareholders. Of the remaining net proceeds of approximately $54.0 million, we used (i) approximately $52.8 million to repay substantially all of the indebtedness then outstanding under our credit facility and (ii) the remaining $1.2 million for working capital and general corporate purposes. Since the 2006 Private Placement, we have incurred (and expect to continue to incur) additional indebtedness under our credit facility.
     Even following the 2006 Private Placement and the corresponding repayment of all of the indebtedness then outstanding under our credit facility, if we experience a deficiency in earnings with respect to our fixed charges in the future, we would need to fund the fixed charges through a combination of cash flows from operations and borrowings under our credit facility. If cash flow generated from our operations, together with borrowings under our credit facility, is not sufficient to fund our operations, debt service and capital expenditures and we need to seek additional sources of capital, the limitations contained in the credit facility and the indenture relating to our senior notes on our ability to incur debt could prevent us from securing additional capital through the issuance of debt. In that case, we would need to secure additional capital through other means, such as the issuance of equity, which, until the most recent amendment to the credit agreement, would have required a waiver under our credit facility. In addition, we may not be able to obtain additional debt or equity financing on terms acceptable to us, or at all. If we were not able to secure additional capital, we could be required to delay development of products or forego acquisition opportunities.
     Net cash provided by operating activities for the nine months ended September 30, 2006 was $22.1 million compared to net cash used by operating activities of $4.6 million for the nine months ended September 30, 2005. The primary factors contributing to the increase in cash provided by operating activities for the nine months ended September 30, 2006 compared to 2005 were: (i) a $21.5 million increase in net income; (ii) a $5.5 million decrease in cash used by inventories, primarily due to better inventory management and economies of scale as a result of the closure of the Miami facility, partially offset by commodity price increases; (iii) a $0.1 million decrease in cash used by prepaid expenses and other assets; and (iv) a $0.5 increase in cash due to increased accrued liabilities. These factors were partially offset by increases in the use of cash by (i) accounts payable of $2.0 million due to better inventory management; and (ii) accounts receivable of $1.6 million due to increase in sales and the difference in the timing of collections.
     Net cash used in investing activities for the nine months ended September 30, 2006 was $2.0 million due to $2.1 million of capital expenditures, slightly offset by $0.1 million of proceeds from the sale of fixed assets and investments.
     Net cash used by financing activities for the nine months ended September 30, 2006 was $20.1 million, reflecting net revolver repayments of $2.0 million, the payment of long-term debt of $0.6 million, and $17.5 million of tax distributions to shareholders.
     During the third quarter ended September 30, 2005, we experienced a theft of inventory as a result of break-ins at our manufacturing facility located in Miami Lakes, Florida. We believe we will recover the amount of the loss, net of deductibles, under our insurance policy. As a result of the loss, we reduced the cost of inventory by $1.3 million and recorded an insurance receivable, which is included in prepaid expenses and other current assets in the condensed consolidated balance sheet. In order to deter future thefts, we completed a third-party analysis of our security processes at all of our facilities and warehouses and made any necessary adjustments to deter future thefts; however, we cannot assure you that future incidents of theft will not occur.
     On April 14, 2006, our board of directors approved a plan to close our leased assembled manufacturing and distribution facility located in Miami Lakes, Florida based on an evaluation of this facility in the long-term operation of our business. Our board determined that the efficient utilization of our manufacturing assets would be enhanced by partial relocation of production to our plant in Waukegan, Illinois supplemented by additional international sourcing.
     We have spent $1.2 million to close the Miami Lakes facility. The charges consist of $0.1 million of employee severance costs, $0.7 million of lease termination costs, $0.2 million of equipment relocation costs, and $0.2 million of other closing costs. We estimate that we will spend an additional $0.1 million consisting of other costs relating to the closure and expect to be completed with the closure by the end of 2006.
     On November 14, 2006, we approved a plan to close our manufacturing facility and sell the building and property located in Siler City, North Carolina. We determined that the efficient utilization of our manufacturing assets would be enhanced by partial relocation of production to our plants in Hayesville, North Carolina and Waukegan, Illinois supplemented by additional international sourcing.
      We estimate the cost of the closure and realignment to be approximately $0.9 million, which includes cash expenditures of approximately $0.1 million for severance costs and $0.8 million for other costs related to the closure. We expect that the closure will be complete by the end of the first quarter of 2007 and that the related costs will be reflected in our financial statements for the fourth quarter of 2006 and the first quarter of 2007.
Seasonality
     We have experienced, and expect to continue to experience, certain seasonal trends in net sales and cash flow. Larger amounts of cash are generally required during the second and third quarters of the year to build inventories in anticipation of higher demand during the late fall and early winter months. In general, receivables related to higher sales activities during the late fall and early winter months are collected during the late fourth and early first quarter of the year.

Contractual Obligations
     The following table sets forth information about our contractual obligations and commercial commitments as of September 30, 2006:

		Payments Due by Period
		Less Than			After
	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(Dollars in thousands)
Current and long-term debt obligations (including interest)	$236,739	$56,506	$36,372	$21,513	$122,348
Capital lease obligations (including interest)	1,446	509	937	—	—
Operating lease obligations	7,546	1,788	3,097	1,317	1,344
Purchase obligations	32,379	32,279	—	—	—
     We will be required to make future cash contributions to our defined contribution savings plans. The estimate for these contributions is approximately $0.8 million during 2006. Estimates of cash contributions to be made after 2006 are difficult to determine due to the number of variable factors that impact the calculation of defined contribution savings plans. We will also be required to make interest payments on our revolving debt and other variable rate debt. The interest payments to be made on our revolving debt and other variable debt are based on variable interest rates, and the amounts of the borrowings under our credit facility depend upon our working capital requirements. We have included our revolver debt in the current and long-term debt obligations to be paid in less than one year since we paid down the revolver on October 11, 2006.
     Purchase obligations primarily consist of purchase orders and other contractual arrangements for inventory and raw materials.
     We anticipate being able to meet our obligations as they come due.
Off-Balance Sheet Assets and Obligations
     We do not have any off-balance sheet arrangements.
Critical Accounting Policies
     The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. While our significant accounting policies are described in more detail in the notes to our consolidated financial statements included elsewhere in this prospectus, we believe the following accounting policies to be critical to the judgments and estimates used in the preparation of our financial statements.
     Revenue Recognition
     We recognize sales of our products when the products are shipped to customers and title passes to the customer in accordance with the terms of sale. We record customer promotional allowances as a reduction of net sales when it is probable that the allowance will be granted and the amount of the allowance can be reasonably estimated. Our promotional allowances are primarily related to the volumes of purchases by various customer groups during specified time periods. Accordingly, to calculate our ultimate related promotional costs, we estimate during each period each customer’s potential for achieving the related purchase volumes based primarily on our sales history with each customer. Subsequent period changes in our estimates have not been material in the prior three years.
     Allowance for Uncollectible Accounts
     We record an allowance for uncollectible accounts to reflect management’s best estimate of losses inherent in our receivables as of the balance sheet date. In calculating the allowance for uncollectible accounts, we consider both the current financial condition of individual customers and historical write-off patterns.
     Inventories
     Inventories include material, labor and overhead costs and are recorded at the lower of cost or market on the FIFO basis. In applying FIFO, we evaluate the realizability of our inventory on a product-by-product basis. In circumstances where inventory levels are in excess of anticipated market demand, where inventory is deemed technologically obsolete or not saleable due to condition or where inventory cost exceeds net realizable value, we record a charge to cost of goods sold and reduce the inventory to its net realizable value.
     Plant and Equipment
     Plant and equipment are carried at cost and are depreciated over their estimated useful lives, ranging from three to twenty years, using principally the straight-line method for financial reporting purposes and accelerated methods for tax reporting purposes. The carrying value of all long-lived assets is evaluated periodically in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, to determine if adjustment to the depreciation period or the carrying value is warranted. If events and circumstances indicate that the long-lived assets should be reviewed for possible impairment, we use projections to assess whether future cash flows on a non-discounted basis related to the tested assets are likely to exceed the recorded carry amount of those assets to determine if write-down is appropriate. If we identify impairment, we will report a loss to the extent that the carrying value of the impaired assets exceeds their fair values as determined by valuation techniques appropriate in the circumstances that could include the use of similar projections on a discounted basis.
     Goodwill
     SFAS No. 142, Goodwill and Other Intangible Assets, addresses the financial accounting and reporting for acquired goodwill and other intangible assets. Under SFAS No. 142, we do not amortize goodwill, but goodwill is subject to our annual impairment testing at December 31. Potential impairment exists if the carrying amount of net assets of an operating segment, including goodwill, is greater than the fair value of net assets of an operating segment. To the extent possible, we identify specific net assets at the operating segment level. Net assets such as inventory, fixed assets and accounts payable are allocated to each operating segment for purposes of recognizing and measuring goodwill impairment. Allocations are based on manufactured cost of goods sold by operating segment. Goodwill was allocated to each operating segment based on the relative fair value of each operating segment. Fair value was based on the income approach using a calculation of discounted estimated future cash flows from our annual long-range planning process. The calculation of impairment loss compares the implied fair value of each operating segment’s goodwill with the carrying value of that goodwill. Various factors, including a deterioration in the future prospects for any of our operating segments or a decision to exit an operating segment, could result in impairment charges. We will continue to monitor financial performance indicators across our various operating segments, particularly in our recreation/transportation and retail channels, which had combined goodwill balances of $4.0 million at December 31, 2005.
     Income Taxes
     In 2000, we elected to be treated as an S corporation, with the exception of our wholly-owned C corporation subsidiary, for federal and state income tax purposes. Accordingly, our shareholders have been responsible for federal and substantially all state income tax liabilities arising out of our operations. Dividends have been paid to shareholders at amounts that approximate the shareholders’ current tax liability arising from their ownership in the company. One of our subsidiaries is a C corporation and, as such, is subject to federal and state income tax. We account for income taxes at the subsidiary in accordance with SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109, deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax basis of assets and liabilities using enacted tax rates. A provision for income tax expense is recognized for income taxes payable for the current period, plus the net changes in deferred tax amounts. We periodically assess the reliability of deferred tax assets and the adequacy of deferred tax liabilities, including the results of local, state or federal statutory tax audits.
     As of October 10, 2006, the day before we consummated the 2006 Private Placement, we ceased to be an S corporation and became a C corporation and, as such, we became subject to federal and state income taxes. The unaudited pro forma statement of operations data included elsewhere in this prospectus presents our pro forma provision for income taxes and net income as if we had been a C corporation for all periods presented. See “Summary Consolidated Financial Data” and “Selected Consolidated Financial Data.”
     The Internal Revenue Service is currently examining our 2002, 2003 and 2004 federal income tax returns. Management believes that the ultimate outcome of this examination will not result in a material adverse impact on our consolidated financial position, cash flow or results of operations.

     New Accounting Pronouncements
     In January 2003, the Financial Accounting Standards Board (“FASB”) issued Financial Interpretation (“FIN”) No. 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin 51, Consolidated Financial Statements. FIN No. 46 requires that unconsolidated variable interest entities be consolidated by their primary beneficiary and applies immediately to variable interest entities created after January 31, 2003. In December 2003, the FASB revised certain provisions of FIN No. 46 and modified the effective date for all variable interest entities existing before January 31, 2003 to the first period ending March 15, 2004. Adoption of FIN No. 46 in 2004 did not have an impact on our financial position, results of operations, or cash flows.
     In November 2004, the FASB issued SFAS No. 151, Inventory Costs—An Amendment of ARB No. 43, Chapter 4. SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS No. 151 is effective for fiscal years beginning after June 15, 2005 and is required to be adopted by us in the first quarter of 2006. Adoption of SFAS No. 151 did not have a material impact on our financial position, results of operations or cash flows.
     In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions. SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29 and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 is effective for periods beginning after June 15, 2005. Adoption of SFAS No. 153 did not have material impact on our financial position, results of operations or cash flows.
     In December 2004, the FASB issued the revised SFAS No. 123, Share-Based Payment. SFAS No. 123R supersedes APB No. 25 and requires the recognition of compensation expense over the vesting period for all share-based payments, including stock options, based on the fair value of the instrument at the grant date. SFAS No. 123R is effective starting with the first interim period beginning after June 15, 2005. We will apply SFAS No. 123R to the 1,650,000 shares of our common stock reserved for issuance under our stock incentive plan. See “Executive Compensation — Stock Incentive Plan.”
     In March 2005, the FASB issued Interpretation (“FIN”) No. 47, Accounting for Conditional Asset Retirement Obligations, which clarifies guidance provided by SFAS No. 143, Accounting for Asset Retirement Obligations. FIN No. 47 is effective for companies with fiscal years ending after December 15, 2005. The adoption of FIN No. 47 did not have a significant impact on our financial position, results of operations or cash flows.
     In July 2006, the FASB issued FIN No. 48, Accounting for Uncertainty in Income Taxes. FIN No. 48 establishes a “more-likely-than-not” recognition threshold that must be met before a tax benefit can be recognized in the financial statements. FIN No. 48 also offers guidelines to determine how much of a tax benefit to recognize in the financial statements. Under FIN No. 48, the largest amount of tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the taxing authority should be recognized. FIN No. 48 is effective for fiscal years beginning after December 15, 2006 and is required to be adopted by us in the first quarter of 2007. We do not expect the adoption of FIN No. 48 to have a material impact on our financial position, results of operations or cash flows.
     In September 2006, the FASB issued SFAS No. 157, Fair Value Measurement. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. The Statement does not require any new fair value measurements in accounting pronouncements where fair value is the relevant measurement attribute. However, for some entities, the application of this statement will change current practice for financial statements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and is required to be adopted by us in the first quarter of 2008. We do not expect the adoption of SFAS No. 157 to have a material impact on our financial position, results of operations or cash flows.
Quantitative and Qualitative Disclosures about Market Risk
     Our principal market risks are exposure to changes in commodity prices, primarily copper prices, and interest rates on borrowings.
     Commodity Risk. We generally do not enter into arrangements to hedge price fluctuations for copper or other commodities used to manufacture our products, although we have done so from time to time, primarily in our consumer outlets segment. The terms of these hedging arrangements generally are less than one year. There were no hedging arrangements outstanding as of September 30, 2006.
     Interest Rate Risk. We have exposure to changes in interest rates on a portion of our debt obligations. The interest rate on our credit facility is based on either the lenders’ prime rate or LIBOR. Based on an assumed $44.1 million of borrowings outstanding under our credit facility, a one percentage point change in LIBOR would change our annual interest expense by approximately $0.4 million.

BUSINESS
Overview
     We are a leading designer, developer, manufacturer and supplier of electrical wire and cable products in the U.S. We supply a broad line of wire and cable products, consisting of more than 31,000 stock keeping units (“SKUs”), which enables us to offer our customers a single source for many of their wire and cable product requirements. We sell our products to more than 8,500 active customers in diverse end markets, including a wide range of specialty distributors, retailers and OEMs. We believe we possess leading market shares in many of the end markets we serve largely as a result of our broad product line, brand recognition, flexible manufacturing platform and distribution capabilities, and engineering and design expertise.
     Our primary product lines include industrial power cable, electronic and communication wire and cable, low voltage cable, assembled wire and cable products and fabricated bare wire products. We sell primarily all of our product lines across each of our three business segments. These include highly engineered cable products to meet customer specific electrical and mechanical requirements ranging from high performance military cables designed for harsh environments, submersible cables designed for underwater environments, and flexible cables designed for aircraft boarding bridges, industrial boom lifts, and wind power turbines.
     Our business currently is organized into three reportable segments: electrical/wire and cable distributors; specialty distributors and OEMs; and consumer outlets. Within these segments, we sell our products into multiple channels, including electrical distribution, wire and cable distribution, OEM/government, HVAC/R, irrigation, industrial/contractor, security/home automation, recreation/transportation, copper fabrication, retail and automotive.
     We manufacture our products in seven domestic facilities and supplement our production with domestic and international sourcing. We utilize a flexible manufacturing platform whereby a number of our key products can be produced at multiple facilities. We utilize sophisticated inventory modeling capabilities to provide best in class customer service through our four primary distribution centers. As a result, we have the ability to fill diverse orders with a broad array of products within 24 hours.
     From 2003 to 2005, our revenues grew from $233.6 million in 2003 to $346.2 million in 2005, a CAGR of 21.7%. During that same period, operating income grew from $16.6 million in 2003 to $27.8 million in 2005. For the nine months ended September 30, 2006, our revenues and operating income were $320.1 million and $41.2 million, respectively, compared to $251.3 million and $18.2 million for the nine months ended September 30, 2005.
     We were incorporated in Delaware in 1999 by our current principal shareholders. The majority of our operations came from Coleman Cable Systems, Inc., our predecessor company, which was formed in 1970 and which we acquired in 2000. G. Gary Yetman, our President and Chief Executive Officer, joined our predecessor in 1986, and Richard N. Burger, our Executive Vice President, Chief Financial Officer, Secretary and Treasurer, joined our predecessor in 1996. Our principal executive offices are located at 1530 Shields Drive, Waukegan, Illinois 60085, and our telephone number is (847) 672-2300.

Industry Overview
     We operate in the wire and cable manufacturing market. We sell primarily through industrial distributors, with electrical distributors being the largest segment, and related consumer markets. The wire and cable market is a fragmented market characterized by a large number of public companies and privately owned companies throughout the U.S. The industry has been undergoing consolidation, and over the past few years some large market participants have been willing to divest businesses that are underperforming or not perceived as good growth opportunities. This current market environment has caused a ripple effect in the market, disrupting many customer relationships, which we believe will benefit us as a consistent provider of service with broad product offerings.
     Copper comprises one of the major cost components for cable and wire products. Cable and wire manufacturers are typically able to pass through the changes in the cost of copper to the customer. However, there can be timing delays for pricing implementations of varying lengths depending on the type of product, competitive conditions, particular customer arrangements and inventory management. On a cost basis, our products typically make up a small component of the end products that are used in each of our end markets. As a result, our customers are less sensitive to the fluctuation in the price of copper because our products make up such a small portion of their total purchases.
Competitive Strengths
     We believe our competitive strengths include the following:
     Broad Product Offering. We supply a broad line of wire and cable products, consisting of more than 31,000 SKUs over our primary product lines, including industrial power cable, electronic and communication wire and cable, low voltage cable, assembled wire and cable products and fabricated bare wire products. We sell nearly all of our product lines across each of our segments, enabling us to offer our customers a single source for many of their wire and cable product requirements.
     Diversified End Markets/Customer Base. Across our three reportable segments, electrical/wire and cable distributors, specialty distributors and OEMs, and consumer outlets, we develop our products for sale into over nine distinct end markets. Outside of electrical distribution, which accounted for 26.7% of 2005 net sales, no other channels represented more than 12.2% of revenue. We sell our products to more than 8,500 active customers, including a wide range of specialty distributors, retailers and OEMs. We believe that our broad product line and diverse customer base have contributed to greater stability in net sales and operating profit margin than a number of our competitors.
     Leading Market Shares in Multiple Channels. We believe we possess leading market shares in many of the distribution channels we serve largely as a result of our broad product offering, brand recognition, flexible manufacturing platform and distribution capabilities. We believe we are a leading supplier within a number of our channels, including HVAC/R, irrigation and industrial/contractor. Our market position within these channels enable us to introduce new products and product categories to this diverse customer base.
     Experienced Management Team. Our senior management team has, on average, over 20 years of experience in the wire and cable industry and 14 years with the company. Our President and Chief Executive Officer, G. Gary Yetman, joined our predecessor in 1986 and has served as Chief Executive Officer since 1999.
     Strong Brand Recognition. We market our products under several brands and trademarks, including Baron TM, Signal TM, Polar Solar TM, Royal TM, Road Power TM and Seoprene TM, among others. Our brands are recognized for their consistent quality and dependability in the markets we serve. We have been delivering our products under some of these well known brands for over 20 years.
     Engineering and Design Capabilities. We utilize our engineering and design capabilities to supply our customers with customized cabling solutions to meet specific electrical and mechanical demands. Examples of our solutions include high performance military cables designed for harsh environments, submersible cables designed for underwater environments, flexible cables designed for aircraft boarding bridges and industrial boom lifts, and power and control cables for wind turbines.
     Supply Chain Management. We have the ability to fill diverse orders with a broad array of products within 24 hours. We are able to achieve this efficiency by optimizing our flexible manufacturing platform, sophisticated inventory modeling systems and distribution platform. We are able to promptly execute order fulfillment using a radio frequency inventory tracking system deploying slotting, directed put-a-way and picking route facilitating paperless inventory flow.
Growth Strategy
     The key elements of our growth strategy are summarized below:
     Pursue Growth Opportunities in Existing and Complementary Markets. We believe we have significant opportunities to grow our business by increasing our penetration within our existing customer base, adding new customers, expanding our already broad product offering, and pursuing additional marketing channels.
     Selectively Pursue Strategic Acquisitions. As a leading manufacturer in our core markets, we believe we are well-positioned to benefit from the consolidation of manufacturers in these markets. We believe our management has the ability to identify and integrate strategic acquisitions as evidenced by the successful integration of six businesses since 1996. We will continue to selectively consider acquisitions that improve our market position within our existing target markets, expand our product offerings or end markets, or increase our manufacturing efficiency.
     Manage Cost Structure Through Operating Efficiency and Productivity Improvements. We continue to evaluate our operating efficiency and productivity and are focused on lowering our manufacturing and distribution costs. We plan to more fully integrate our copper production, realign plant production, add and continue to improve warehouse efficiencies as part of our 2007 capital plan. We also intend to add internal capacity for new products and new product development while continuing to implement new software to enhance our order execution capabilities throughout our supply chain. We have enhanced our international sourcing capabilities by opening an engineering and sourcing office in Shenzhen, China. We believe that these initiatives will provide significant savings and improve operating profits.
     Expand Product Lines. We are actively seeking to identify, develop and commercialize new products that use our core technology and manufacturing competencies.
Product Overview
     Our primary product lines include industrial power cable, electronic and communication wire and cable, low voltage cable, assembled wire and cable products and fabricated bare wire products. We sell virtually all of our product lines across each of our three segments, except that we sell our fabricated bare wire products only to specialty distributors and OEMs. Our products begin with bare wire. The core component of most of our products is copper wire that we manufacture internally and acquire from third parties based on a number of factors, including cost. We sell bare copper wire in a variety of gauges. These copper wires are drawn from copper rod into the desired gauges of solid and stranded copper wires. In the majority of our products, a thermoplastic insulation is extruded over the bare wire (in a wide array of compounds, quantities, colors and gauges) and then cabled (twisted) together with other insulated wires. An outer jacket is then extruded over the cabled product. This product is then coiled or spooled and packaged for sale or processed further into a cable assembly.
     Industrial Power Cable
     Our industrial power cable product line includes portable cord, machine tool wiring, welding, mining, pump, control, stage/lighting, diesel/locomotive and metal clad cables and other power cord products. These are medium power supply cables used for permanent or temporary connections between a power source (such as a power panel, receptacle or transformer) and a device (such as a motor, light, transformer or control panel). These products are used in construction, industrial MRO and OEM applications, such as airline support systems, wind turbines, cranes, marinas, offshore drilling, fountains, car washes, sports lighting, construction, food processing, forklifts, mining and military applications. Our brands in this product line include Royal, Seoprene, Corra/Clad and Polar-Rig 125.
     Electronic and Communication Wire and Cable
     Our electronic and communication wire and cable product line includes telephone, security, coaxial, industrial automation, twinaxial, fire alarm, plenum and home automation cables. These cables permanently connect devices, and they provide power, signal, voice, data or video transmissions from a device (such as a camera, bell or terminal) to a source (such as a control panel, splice strip or video recorder). These products are used in applications such as telecommunication, security, fire detection, access control, video monitoring, data transmission, intercom and home entertainment systems. Our primary brands in this product line include Signal, Plencote, Soundsational and Clear Signal.

     Low Voltage Cable
     Our low voltage cable products are comprised of thermostat wire and irrigation cables. These cables permanently connect devices, and they provide low levels of power between devices in a system (such as a thermostat and the switch on a furnace, or a timer and a switch, device or sensor). They are used in applications such as HVAC/R, energy management, home sprinkler systems and golf course irrigation. We sell many of our low voltage cables under the Baron, BaroStat and BaroPak brand names.
     Assembled Wire and Cable Products
     Our assembled wire and cable products include multiple types of extension cords, as well as ground fault circuit interrupters, portable lighting (incandescent, fluorescent and halogen), retractable reels, holiday items, recreational vehicle (“RV”) cords and adapters, and surge and strip products. For the automotive aftermarket we offer booster cables, battery cables and battery accessories. Our brands in this area of our business include Polar Solar, Power Station, American Contractor, Road Power, Booster-in-a-Bag, Tri-Source, Trinector, Quadnector, Luma-Site, Coilex, Stripes and Cool Colors.
     Fabricated Bare Wire Products
     Our fabricated bare wire products conduct power or signals and include stranded, bunched and single-end copper, copper clad steel and various copper alloy wire. In this area, we process copper rod into stranding for use in our electronic and electrical wire and cable products or for sale to others for use in their products. We use most of our copper wire production to produce our finished products. Our primary brand in this product line is Oswego Wire.
     Product Development
     Our product development is an important part of our business. It is a collaborative initiative, involving the product management, engineering, manufacturing, purchasing, global sourcing and sales teams. New product concepts originate from a number of sources, including field input (sales/agent/customer), product management/engineering creation, outside inventors, raw material vendors, import supplier collaborations and traditional product line lengthening. Our product managers coordinate most of these projects with active support from other areas of our organization. Recent new product additions include enhanced control and automation cables, high-flex robotic cable and an expanded line of electronic commercial and security cable.
     Our customers realize the benefits of our manufacturing capabilities and our proven design experience by collaborating with our engineers to develop product solutions for present and future needs. Such applications range from specially designed and manufactured cables for underwater environments in the entertainment industry to high performance cables for the U.S. Military and the Department of Defense for use in severe terrain and hostile environments.
End Market Overview
     We classify our business segments based upon the end markets that they serve. Our segments consist of electrical/wire and cable distributors, specialty distributors and OEMs, and consumer outlets/end markets.
     Financial data for our business segments is as follows:

				Nine Months Ended
	Year Ended December 31,			September 30,
	2003	2004	2005	2006
		(In thousands)
Net sales:
Electrical/Wire and Cable Distributors	$82,022	$95,810	$114,561	$111,447
Specialty Distributors and OEMs	106,847	137,474	183,590	215,729
Consumer Outlets	49,041	56,525	59,694	38,260
Intercompany eliminations	(4,355)	(4,017)	(11,664)	(45,299)

Total	$233,555	$285,792	$346,181	$320,137

Operating income:
Electrical/Wire and Cable Distributors	$6,856	$9,010	$13,643	$20,058
Specialty Distributors and OEMs	9,121	13,112	14,693	24,227
Consumer Outlets	3,328	3,399	3,465	2,424

Total	19,305	25,521	31,801	46,709
General corporate	(2,718)	(6,274)	(4,029)	(5,543)

Consolidated operating income	$16,587	$19,247	$27,772	$41,166

     For additional information about our business segments, see Note 13 to our consolidated financial statements.

     Electrical/Wire and Cable Distributors
     We market industrial power cables, electronic and communication cables, low voltage wire and assembled products for sale in the electrical/wire and cable distributors segment. We sell these products under brands such as Signal, Royal, Seoprene, Baron and Polar Solar for use primarily in construction, industrial MRO, data communication and fire safety applications. In this segment, our success has been largely attributable to the breadth of our product offering, customer-focused manufacturing and distribution capabilities and strong customer relationships. Certain of our products are used in major telecommunications and home automation systems.
     Electrical Distribution
     The electrical distribution channel represents our oldest and largest customer base and is the preferred purchasing channel for many of the primary professional users of our products. Our customers include national and regional buying groups, national chains, and independent distributors. We believe we are a leading supplier of the principal products that we sell in this market, based on domestic sales. This channel accounted for $92.6 million or 26.7% of our net sales for the year ended December 31, 2005.
     Wire and Cable Distribution
     In this channel, we market our products through wire and cable distributors and electronic distributors. Key customers in this channel are national and regional independent distributors. This channel accounted for $22.0 million or 6.3% of our net sales for the year ended December 31, 2005.
     Specialty Distributors and OEMs
     OEM/Government
     We design and manufacture specialty products for several OEM markets and government agencies and subcontractors. Our OEM products serve a variety of industries including marine, lighting mobile equipment and entertainment. In this channel, we focus on design-and-build solutions. We provide service with quality product performance geared specifically to customer demand requirements. We sell our government products mainly to the U.S. Department of Defense, which uses these products primarily for military operations. Electronic products include Qualified Products List (“QPL”) coaxial cable and electrical products produced to military specifications. Several small business military distributors meeting special contracting requirements also participate in this channel. This area of our business is highly dependent on the budget and activities of the Department of Defense. This channel accounted for $29.8 million or 8.6% of our net sales for the year ended December 31, 2005.
     HVAC/R
     We manufacture and market low voltage control cables for the HVAC/R industry under the Baron brand. We also supply related cords, safety and power supply cords, assemblies and air conditioner whips. In this market, we supply a large and diverse customer base that includes the largest and most highly recognized independent distributors and OEM manufacturers serving the industry. We offer our customers a single source for their HVAC/R cable requirements and work closely with our customers to develop products specific to their needs. This led to the development of our innovative and popular BaroPak packaging and of our BaroStat II damage resistant cable. We believe we are a leading supplier of the principal products that we sell in the HVAC/R market, based on domestic sales. The prominence of the Baron brand, our reputation for innovation, and our customer-focused manufacturing and distribution capabilities have contributed substantially to our leadership position in this segment. This channel accounted for $28.2 million or 8.1% of our net sales for the year ended December 31, 2005.
     Irrigation
     We produce wire and cable and related products under the Baron brand for use in commercial and residential sprinkler systems, low voltage lighting applications and well pumps. Our customers for these products are turf and landscape distributors, golf course distributors and submersible pump distributors. We believe we are a leading supplier of the principal products that we sell in the irrigation market, based on domestic sales. This channel accounted for $24.9 million or 7.2% of our net sales for the year ended December 31, 2005.

     Industrial/Contractor
     We manufacture and import various professional builders’ products sold through distributors that focus on the commercial construction and industrial markets. These products include professional grade extension cords, ground-fault circuit interrupters, industrial cord reels, custom cords, trouble lights, portable halogen lights, electrical/electronic cables, and temporary lighting. Among the brands that we distribute to this end market are Polar Solar, Luma-Site and X-Treme Box. Our customers in the industrial/contractor channel include commercial contractor supply distributors, industrial distributors, welding distributors, national industrial/MRO supply companies, rental companies and mail order companies selling to this channel. In this channel, we rely on three major types of customers: specialty, tool and fastener distributors; MRO/industrial catalog houses and retail/general construction supply houses; and equipment rental companies. We believe we are a leading supplier of many of the products that we sell in the industrial/contractor market, based on domestic sales, as a result of our broad product line, customer-focused manufacturing and distribution capabilities. This channel accounted for $24.3 million or 7.0% of our net sales for the year ended December 31, 2005.
     Security/Home Automation
     We market electronic and communication wire and cable to security, audio-video, residential and commercial distributors. The products we sell in this channel are used primarily in residential and light commercial applications. These products include fire alarm, burglar alarm, data, coaxial, home automation and security cables. Many of these products are marketed under the Signal brand name. Sales are augmented by private label products sold to national distributors. This channel accounted for $35.6 million or 10.3% of our net sales for the year ended December 31, 2005.
     Recreation/Transportation
     We market to this channel RV and manufactured housing wiring products, such as machine tool wire, portable cord, power cords, and adapters, as well as coaxial, speaker, alarm and other cable. We sell these products to manufactured housing and RV OEM distributors and to RV aftermarket distributors. This channel accounted for $18.1 million or 5.2% of our net sales for the year ended December 31, 2005.
     Copper Fabrication
     We manufacture non-insulated bare and tinned copper, copper clad steel, nickel-plated copper and cadmium copper in various sizes of single-end, bunched and stranded constructions for use in various applications, including appliances, fire alarms, security systems, electronics, automotive telecommunication, military, industrial, high temperature and geophysical. Our customers for these products are other channels within the company, as well as other small specialized wire and cable manufacturers. We believe that our ability to provide specialty products is a competitive strength. This channel accounted for $22.8 million or 6.6% of our net sales for the year ended December 31, 2005.
     Consumer Outlets
     We sell a wide variety of products to the retail channel and automotive aftermarket. One major customer of this segment accounted for approximately 24% of the segment’s sales for the year ended December 31, 2005, and we expect sales to this customer to continue at similar levels during 2006. Sales to this segment are typically strongest in the fourth quarter, servicing holiday and seasonal requirements.
     Retail
     We manufacture and import a wide range of products that are marketed to the retail channel, including an array of extension cords, incandescent and fluorescent trouble lights, surge and strip products, and electrical/electronic cables. We sell these products under the American Contractor, Push-Lock, Tri-Source, Power Station, Trinector and Cool Colors brand names, among others. Our retail products are sold to a number of prominent national and regional mass merchandisers, home centers, hardware distributors, warehouse clubs and other consumer retailers. We believe that we have gained market share over the past several years and believe that we are a key supplier to this market. Merchandising, packaging and line extensions have been important contributors to our penetration in this market. We import products to supplement our domestic manufacturing capabilities. In addition, we engage in electronic commerce and inventory management with our major retail customers who have been leaders in these initiatives and demand compliance from their vendor partners. This channel accounted for $42.4 million or 12.2% of our net sales for the year ended December 31, 2005.

     Automotive
     We manufacture and import a wide range of products that are marketed to the automotive aftermarket, such as battery booster cables, battery cables and battery accessories. Our major automotive products brand names are Road Power, Polar-Glo, Booster-in-a-Bag and Maximum Energy. Much of the product sold to this channel is private-labeled for our customers. Our principal customers in this segment include prominent national and regional retailers. We compete with companies with domestic production capabilities as well as with companies that import products from Asia. Our automated booster cable manufacturing process provides us with a low-cost basis by which to produce the only domestically manufactured UL listed booster cables. We believe we possess a competitive advantage over foreign competitors who, due to the long transit times, are not adequately equipped to provide a rapid response to consumer demand for booster cables, which is driven by cold weather and can be unpredictable. Similar to the retail channel, we have the ability to conduct electronic transactions with our customers. Our global sourcing initiatives provide a valuable supplement to our domestic manufacturing activities. This channel accounted for $17.3 million or 5.0% of our net sales for the year ended December 31, 2005.
Competition
     The market segments in which we compete are highly competitive. Each of our product segments competes with at least one major competitor; however, due to the diversity of our product offering, most of our competitors do not offer the entire spectrum of our product lines. Many of our products are made to industry specifications and, therefore, may be interchangeable with our competitors’ products. Some of our competitors are large and well-established companies, such as Belden, General Cable and American Insulated Wire, and have financial resources that may be superior to ours.
     The primary competitive factors for our products are similar across our segments. These factors include breadth of product offering, inventory availability, delivery time, price, quality, customer service and relationships, brand recognition and logistics capabilities. We believe we can compete effectively on the basis of each of these factors as they apply to our segments. We believe our key competitive strengths are our:
•	strong market presence across multiple end markets;

•	highly diversified and stable revenue base;

•	flexible operating model;

•	successful focus on reducing operating costs;

•	proven track record of consistent financial performance; and

•	experienced and dedicated management team.
Manufacturing and Sourcing
     We currently have seven manufacturing facilities and four primary distribution centers that are supplemented with a network of satellite distribution centers. While we operate our primary distribution centers, our Los Angeles distribution center is an agent-owned warehouse that is not exclusive to our products. All of our satellite distribution centers are owned by agents. In these cases, in addition to receiving selling commissions, the agents receive commissions for warehousing our products. We upgraded our warehouse management software at our largest distribution facility in November 2003 and at a second distribution facility in January 2005. In March 2006, we upgraded our warehouse management system, gaining new processing capabilities, such as radio frequency identification. We plan to install comparable systems at our other distribution facilities.
     We primarily manufacture our products domestically; however, we continually seek to identify domestic and international manufactured products that we can outsource to provide cost savings. Our goal is to optimize the balance between the relatively higher levels of service and shorter delivery times of our domestic manufacturing operations with the lower costs and longer delivery times associated with foreign sourcing.
     For the year ended December 31, 2005, we imported approximately $42 million of products, which were primarily assembled products. In outsourcing products, we strive to maintain consistency between products produced domestically and overseas so that our customers can rely on us to provide them with consistent products from one order to the next.

     We maintain an international procurement office in Shenzhen, China to complement and improve our sourcing and product management activities. The Shenzhen office works as an extension of our headquarters in Waukegan, Illinois to provide liaison activities related to developing new product programs such as expanding our holiday and promotional product offerings, qualifying new suppliers and products, and providing ongoing oversight of the product and service quality from our Asian sources.
Sales and Marketing
     Our corporate marketing group includes a product management team that focuses on the management of specific product categories across our multiple distribution channels. To maximize the accessibility of our offering to a diverse end-user customer base, we market our products through a variety of distribution channels. We have separate internal sales and marketing groups dedicated to each of our end markets. Our internal sales team directs our national networks of manufacturers’ representatives, who are the primary links to our target markets. These representatives are independent contractors dedicated to specific channels and generally carry our products to the exclusion of competing products. In 2006, we utilized approximately 122 manufacturers’ representative agencies with approximately 732 sales people selling our products. Sales to distributors, retailers and OEMs are directed through the development of print brochures, industry trade advertising, trade exhibitions, website applications and direct outside sales presentations to distributors and end users by both our employees and independent manufacturers’ representatives.
Raw Materials
     Copper is the primary raw material that we use to manufacture each of our products. Other significant raw materials are plastics, such as polyethylene and polyvinyl chloride, aluminum, linerboard and wood reels. There are a limited number of domestic and foreign suppliers of copper and these other raw materials. We typically have supplier agreements with terms of one to two years that do not impose minimum purchase requirements. The cost of a raw material purchased during the term of a supplier agreement is subject to the market price for the raw material at the time of purchase. Our centralized procurement department makes an ongoing effort to reduce and contain raw material costs. We generally do not engage in speculative raw material commodity contracts. We attempt to reflect raw material price changes in the sale price of our products.
Foreign Sales and Assets
     Sales to customers outside the U.S. represented less than 2.3% of our net sales in each of the last three years. These foreign sales were $2.8 million in 2003, $2.7 million in 2004 and $7.9 million in 2005. We do not currently, and did not during 2003, 2004 or 2005, have any long-lived assets located outside the U.S.
Backlog and Shipping
     Our product lines have no significant order backlog because we follow the industry practice of stocking finished goods to meet customer demand on a just-in-time basis. We believe that the ability to fill orders in a timely fashion is a competitive factor in the markets in which we operate. As a result of higher demand for our products during the late fall and early winter months, we typically build up our inventory levels during the third and early fourth quarters of the year. In addition, receivables related to increased shipments during the late fall and early winter months are collected during the late fourth and early first quarters of the year.
Patents and Trademarks
     We own five U.S. patents and three foreign patents covering products. We also own a number of registered trademarks. While we consider our patents and trademarks to be valuable assets, we do not consider any single patent or trademark to be of such material importance that its absence would cause a material disruption of our business. No patent or trademark is material to any one segment.
Employees
     As of December 31, 2005, we had 1,007 employees, with approximately 28% of our employees represented by one labor union. Our current collective bargaining agreement expires December 21, 2006. We consider our labor relations to be good, and we have not experienced any significant labor disputes.

Properties
     As of September 30, 2006, we owned or leased the following primary facilities:

		Approximate
Location	Type of Facility	Square Feet	Leased or Owned
Texarkana, Arkansas	Manufacturing, Warehouse	106,700	Owned
Gurnee, Illinois	Warehouse	75,000	Leased
North Chicago, Illinois	Manufacturing	23,277	Leased
Waukegan, Illinois	Offices	30,175	Leased
Waukegan, Illinois	Manufacturing	212,530	Owned - 77,394
			Leased - 135,136

Waukegan, Illinois	Warehouse	180,000	Leased
East Longmeadow, Massachusetts	Manufacturing, Warehouse	90,000	Leased
Oswego, New York	Manufacturing, Warehouse	115,000	Owned
Siler City, North Carolina*	Manufacturing	86,000	Owned
Hayesville, North Carolina	Manufacturing	104,000	Owned

*	On November 14, 2006, we approved a plan to close this facility and move its manufacturing operations to other facilities.
     All of our properties are used in all of our business segments with the exception of the North Chicago, Illinois facility, which is used in the electrical/wire and cable distributors and specialty distributors and OEMs segments, and the Oswego, New York facility, which is used in the specialty distributors and OEMs segment.
     We believe that our existing facilities are adequate for our operations. We do not believe that any single leased facility is material to our operations and, if necessary, we could readily obtain a replacement facility. Our real estate assets are pledged to secure our credit facility.
Legal Proceedings
     We are involved in legal proceedings and litigation arising in the ordinary course of our business. In those cases where we are the defendant, plaintiffs may seek to recover large and sometimes unspecified amounts or other types of relief and some matters may remain unresolved for several years. We believe that none of the routine litigation that we now face, individually or in the aggregate, will be material to our business. However, an adverse determination could be material to our financial position, results of operations or cash flows in any given period. We maintain insurance coverage for litigation that arises in the ordinary course of our business and believe such coverage is adequate.
     We are party to two environmental claims. The Leonard Chemical Company Superfund site consists of approximately 7.1 acres of land in an industrial area located a half mile east of Catawba, York County, South Carolina. The Leonard Chemical Company operated this site until the early 1980s for recycling of waste solvents. These operations resulted in the contamination of soils and groundwaters at the site with hazardous substances. In 1984, the U.S. Environmental Protection Agency listed this site on the National Priorities List. Riblet Products Corporation, with which we merged in 2000, was identified through documents as a company that sent solvents to the site for recycling and was one of the companies receiving a special notice letter from the Environmental Protection Agency identifying it as a party potentially liable under the Comprehensive Environmental Response, Compensation, and Liability Act for cleanup of the site.
     In 2004, we along with other “potentially responsible parties” (“PRPs”) entered into a consent decree with the Environmental Protection Agency requiring the performance of a remedial design and remedial action (“RD/RA”) for this site. We have entered into a site participation agreement with other PRPs for fulfillment of the requirements of the consent decree. Under the site participation agreement, we are responsible for a 9.19% share of the costs for the RD/RA. We recorded an accrual in 2004 for $0.4 million for this liability, and the accrual remained unchanged as of September 30, 2006.
     On March 16, 2005, prior to the issuance of our 2004 financial statements, we received notice from a PRP group that we had potential liability at the HIMCO Dump Site in Elkhart, Indiana as a result of the activities of Riblet Products Corporation and that we could resolve those potential liabilities by a commitment to pay a cashout settlement and an administrative assessment to cover past and future group expenses on a per capita basis. We recorded an accrual in 2004 for $71,000 for this liability, and the accrual remained unchanged as of December 31, 2005. On September 20, 2006, we settled the pending lawsuit with HIMCO for $86,000, which resulted in an additional charge of $15,000 in the third quarter of 2006.
     Although no assurances are possible, we believe that our accruals related to environmental, litigation and other claims are sufficient and that these items and our rights to available insurance and indemnity will be resolved without material adverse effect on our financial position, results of operations or cash flows.
Regulation and Potential Environmental Liability
     As a manufacturer and distributor of wire and cable products, we are subject to a number of industry standard-setting authorities, such as Underwriters Laboratories, the Telecommunications Industry Association, the Electronics Industries Association and the

Canadian Standards Association.
     In addition, many of our products are subject to the requirements of federal, state and local or foreign regulatory authorities. We also are subject to federal, state, local and foreign environmental protection laws and regulations governing our operations and the use, handling, disposal and remediation of hazardous substances currently or formerly used by us. A risk of environmental liability is inherent in our current and former manufacturing activities in the event of a release or discharge of a hazardous substance generated by us. We are party to two environmental claims, which are described above under the heading “Legal Proceedings.” There can be no assurance that the costs of complying with environmental, health and safety laws and requirements in our current operations, or that the potential liabilities arising from past releases of or exposure to hazardous substances, will not result in future expenditures by us that could materially and adversely affect our financial position, results of operations or cash flows.
Tax Audit
     On April 24, 2006, the IRS issued a Notice of Proposed Adjustment claiming that we were not entitled to tax deductions in connection with our prepayment of certain management fees and our payment of certain factoring costs to CCI Enterprises, Inc., our wholly-owned subsidiary. As a result of its findings, the IRS recommended an increase in our taxable income for 2002 of $5.2 million, a decrease in taxable income for 2003 of $1.6 million, and an increase in taxable income for 2004 of $0.5 million. Due to the nature of the transactions during 2005 that effectively reversed the impact of the challenged tax deductions, even if our appeal of the IRS findings is unsuccessful, our only remaining obligation will be to indemnify our current shareholders for the interest that accrued on the increase in our taxable income for 2002, 2003 and 2004, together with their expenses (including attorneys’ fees) incurred in connection with the audit pursuant to the Tax Matters Agreement. See “Certain Relationships and Related Party Transactions — Tax Matters Agreement.” We believe that the ultimate outcome of our appeal of the IRS findings will not result in a material adverse effect on our financial position, results of operations or cash flows.

MANAGEMENT
Directors, Executive Officers and Key Employees of the Registrant

Name	Age	Position
G. Gary Yetman	51	President, Chief Executive Officer and Director
Richard N. Burger	56	Executive Vice President, Chief Financial Officer, Secretary and Treasurer
Jeffrey D. Johnston	50	Senior Vice President, Operations and Assistant Secretary
David Bistricer	57	Co-Chairman of the Board of Directors
Shmuel D. Levinson	32	Director
James G. London	59	Director
Nachum Stein	57	Co-Chairman of the Board of Directors
J. Kurt Hennelly	43	Group Vice President, Consumer Group and Global Sourcing
Kenneth A. McAllister	61	Group Vice President, Specialty Group
Kathy Jo Van	42	Group Vice President, Electrical Group
     Mr. Yetman joined our predecessor company in 1986 and has served as President and Chief Executive Officer and as a director of the company since December 1999. Prior to his current role, Mr. Yetman held various senior management positions with our predecessor company and within the electrical industry. As described in “Executive Compensation — Employment Agreements,” Mr. Yetman’s employment agreement gives him the right to one director seat on the board of directors of the company and each of its affiliates.
     Mr. Burger was named Executive Vice President, Chief Financial Officer, Secretary and Treasurer in December 1999. Mr. Burger joined our predecessor company in July 1996 as Chief Financial Officer. Prior to that time, Mr. Burger served in senior level financial, administrative and manufacturing operations positions at Burns Aerospace Corporation, including as its President and Chief Executive Officer.
     Mr. Johnston was named Senior Vice President, Operations in January 2000. In December 2000, Mr. Johnston was also appointed Assistant Secretary of the company. From April 1995 until January 2000, he served as Vice President, Operations. Prior to joining our predecessor company, Mr. Johnston spent five years in senior manufacturing positions with CommScope, Inc. and nine years with Sealed Air Corporation in various management and manufacturing capacities.
     Mr. Bistricer has been Co-Chairman of the Board of the company since January 1999. He was previously co-chairman of Riblet Products Corporation from January 1987 until its merger with the company in 2000. Since 1995, Mr. Bistricer has been the managing member of Berkshire Capital LLC, a real estate investment firm operating in New York and New Jersey. Mr. Bistricer’s niece is Mr. Levinson’s wife.
     Mr. Levinson has been a director of the company since March 2005. Since 1996, he has been the principal in his family business, a commercial and residential real estate development company, as well as for Trapeeze Inc., a real estate investment company. Mr. Levinson is currently the Managing Director of Levinson Capital Management LLC, a private equity investment fund. Mr. Levinson’s wife is Mr. Bistricer’s niece. Mr. Levinson is a director of Optician Medical Inc., a medical device manufacturer located in Columbus, Ohio, Canary Wharf Group PLC, a real estate development and investment group, and Songbird Estates PLC, a real estate investment company.
     Mr. London has been a director of the company since March 2005. From 1994 to 2002, he was the President of the Wire & Cable Division of Anixter International Inc., a communications, wire and cable distributor. Prior to that time, Mr. London held various management positions with Anixter International Inc. Mr. London retired in 2002 after a 26-year career with Anixter International Inc.
     Mr. Stein has been Co-Chairman of the Board of the company since January 1999. He founded and is currently Chairman and Chief Executive Officer of American European Group and its subsidiaries, an insurance holding company. He was previously co-chairman of Riblet Products Corporation from January 1987 until its merger with the company.
     Mr. Hennelly was named Group Vice President, Consumer Group and Global Sourcing in January 2005. Prior to that, he had been Vice President, Global Sourcing since December 2002, and in July 2004, he was given the additional responsibilities of Vice President, Consumer Group. Before holding these positions, Mr. Hennelly served as the Vice President, Engineering from June 2001 to November 2002 and as the Director of Manufacturing from April 1997 to May 2001. Prior to these roles, Mr. Hennelly held a variety of management positions in manufacturing, engineering, materials management and quality assurance since joining our predecessor company in 1987.

     Mr. McAllister was named Group Vice President, Specialty Group in January 2005. He joined the company in October 2002 as Vice President, Wire and Cable, and was also responsible for our OEM/Government sales channel. Prior to joining the company, Mr. McAllister held positions at General Cable Corporation as Vice President of OEM/Specialty Sales from 2000 to 2002, Vice President and General Manager, Industrial/Electronics Products from 1997 to 2000, Vice President and General Manager Datacom/Electronic Products from 1994 to 1997. He was Group Vice President at Carol Cable for their electronic and OEM divisions from 1984 to 1994. Prior to that time, Mr. McAllister held various other managerial positions in marketing and engineering at Alpha Wire, Hubbell Wiring Devices and Thomas & Betts Corporation.
     Ms. Van was named Group Vice President, Electrical Group in January 2005. Prior to that, Ms. Van had been Vice President, Electrical Distribution since January 2003 and, from July 2000 until that time, she served as Vice President, Business Development and National Sales Manager for our electrical distribution business. Prior to joining the company, Ms. Van worked in the electrical distribution industry for 13 years with distributors of various sizes, including WESCO Distribution, Englewood Electric and Midwest Electric.
     Messrs. Bistricer and Stein are experienced investors in real estate and other business ventures and have from time to time been involved in civil and administrative litigation regarding their business activities.
Board of Directors
     Our certificate of incorporation and bylaws provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. We intend to place each member of our board of directors into one of these classes. As a result, shareholders will elect a portion of our board of directors each year. The Class I directors’ terms will expire at the annual meeting of shareholders to be held in 2007, Class II directors’ terms will expire at the annual meeting of shareholders to be held in 2008 and Class III directors’ terms will expire at the annual meeting of shareholders to be held in 2009. At each annual meeting of shareholders held after the initial classification, the successors to directors whose terms will then expire will be elected to serve from the time of election until the third annual meeting following election. The division of our board of directors into three classes with staggered terms may delay or prevent a change of our management or a change in control. See “Description of Capital Stock — Anti-Takeover Effects of Provisions of Delaware Law.”
     In addition, our bylaws provide that the authorized number of directors, which shall constitute the whole board of directors, may be changed by resolution duly adopted by the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors. Vacancies and newly created directorships may be filled by the affirmative vote of a majority of our directors then in office, even if less than a quorum.
Independent Director
     The indenture governing our senior notes required us to appoint at least one independent director to our board of directors within 180 days after the sale of the notes. Under the indenture, an independent director (as defined therein) is a member of our board of directors that (1) is not a legal or “beneficial owner,” directly or indirectly, of any equity interests of us or any of our affiliates (unless our common stock is listed for trading on a national securities exchange or admitted for quotation on the NASDAQ National Market) and does not have any other material, direct or indirect, financial interest in us or any of our affiliates, (2) is not a director, officer, employee, manager, contractor or partner of us or any of our affiliates (other than in respect of his or her service as an independent director), (3) is not a material customer, supplier or creditor of us or any of our affiliates, (4) does not control, directly or indirectly, us, any of our affiliates or any person described in clauses (1), (2) or (3) above, and (5) is not a parent, sibling or child of any person described in clauses (1), (2), (3) or (4) above. In March 2005, we appointed Messrs. Levinson and London to our board as independent directors.
     Pursuant to the applicable NASDAQ rules, we intend to appoint additional independent directors (as defined under the NASDAQ rules) within one year of the listing of our common stock on NASDAQ. We have agreed that Friedman, Billings, Ramsey & Co., Inc. shall have the right to designate one member of our board of directors subject to the mutual consent of us and Friedman, Billings, Ramsey & Co., Inc. Under the NASDAQ rules, Mr. Levinson is no longer considered independent in view of his receipt of a payment for additional services as set forth in “Certain Relationships and Related Party Transactions — Director Arrangements.”
     Committees of the Board
     Prior to the listing of our shares on NASDAQ, our board of directors intends to establish three committees: an audit committee, a compensation committee and a nominating and governance committee.

     Audit Committee. Because our shares of common stock are not yet listed on a national securities exchange, we are not required at this time to have an audit committee. Prior to the listing of our shares on NASDAQ, we intend to comply with all applicable NASDAQ corporate governance requirements. In particular, as required by NASDAQ and SEC rules, we will form and maintain an audit committee and one member of our audit committee will be an independent financial expert. We intend to draft an audit committee charter which will specify the audit committee’s purpose, the scope of its responsibilities, the outside auditor’s accountability to the audit committee and the audit committee’s responsibility for ensuring the ongoing independence of the outside auditor.
     Compensation Committee. Our compensation committee will review and recommend compensation and benefits for our officers, review base salary and incentive compensation for each executive officer, review and approve corporate goals and objectives relevant to the compensation of our executive chairman, chief executive officer, president, chief financial officer and other executive officers, administer our incentive compensation program for key executive and management employees, and review and approve equity-based plans and employee benefit plans.
     Nominating and Governance Committee. The nominating and governance committee will be responsible for identifying and recommending director nominees, determining the composition of our board of directors, recommending directors to serve on our various committees, determining compensation for non-executive directors, implementing our corporate governance guidelines and developing self-evaluation methodology to be used by our board of directors and its committees to assess board effectiveness.
Code of Ethics
     Prior to the listing of our common stock on NASDAQ, our board of directors will adopt a code of ethics applicable to all of our directors, officers and employees that will be publicly available in accordance with applicable SEC rules.
Compensation Committee Interlocks and Insider Participation
     None of our executive officers serves as a member of the board of directors or compensation committee of an entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee.
Indemnification
     Please refer to “Liability and Indemnification of Officers and Directors” as presented in the section of this prospectus entitled “Description of Capital Stock.”

EXECUTIVE COMPENSATION
Director Compensation
     For serving as directors, G. Gary Yetman, Shmuel D. Levinson and James G. London will each receive an annual retainer of $35,000 and they will each receive an additional $1,500 for each board and committee meeting they attend. The director serving as chairman of the audit committee will receive an annual fee of $5,000. Prior to October 11, 2006, these directors, but not David Bistricer and Nachum Stein, received a $2,500 quarterly fee, $2,500 for each board meeting attended, and $1,500 for each committee meeting attended.
     David Bistricer and Nachum Stein each receive $75,000 as compensation for their service as co-chairmen of the board of directors, but will not receive additional payment for their attendance at meetings. Messrs. Bistricer and Stein also each have a consulting arrangement with us, as described under “Certain Relationships and Related Party Transactions — Director Arrangements.”
     All the directors will be reimbursed for their out-of-pocket expenses incurred in connection with the performance of board duties.
     Our director, Shmuel D. Levinson, received a payment for additional services as described in “Certain Relationships and Related Party Transactions — Director Arrangements.”
Executive Compensation
     The following table sets forth a summary of certain information regarding compensation paid or accrued by us for services rendered to the company for the years ended December 31, 2004 and 2005, to our Chief Executive Officer and the other executive officers during such period.
Summary Compensation Table

	Annual Compensation			All Other
Name and Principal Position	Year	Salary	Bonus(1)	Compensation(2)
G. Gary Yetman	2005	$452,603	$464,837	$13,854
President and Chief Executive Officer	2004	441,150	1,731,080	13,854

Richard N. Burger	2005	319,484	325,884	10,923
Executive Vice President, Chief Financial	2004	311,400	1,354,855	10,923
Officer, Secretary and Treasurer

Jeffrey D. Johnston	2005	276,682	213,000	10,288
Senior Vice President, Operations	2004	269,681	571,133	9,996
and Assistant Secretary

(1)	In 2004, in addition to regular annual cash bonuses, included special cash bonuses and special bonuses of shares of our common stock valued at $1.29 per share as follows: Mr. Yetman, $713,672 in special cash bonus and 576,762 shares; Mr. Burger, $583,385 in special cash bonus and 448,592 shares; and Mr. Johnston, $92,943 in special cash bonus and 256,339 shares.

(2)	In 2005, consisted of $5,250 in a 401(k) matching contribution for each of the executive officers and premiums paid on life and disability insurance for the benefit of the executive as follows: Mr. Yetman, $8,604; Mr. Burger, $5,673; and Mr. Johnston, $5,038.
Employment Agreements
     Pursuant to their employment agreements, Messrs. Yetman, Burger and Johnston receive an annual CPI-adjusted salary starting at $550,000, $375,000 and $300,000 respectively, plus a bonus of up to 100% of base salary for each year as determined by our board of directors based on attainment of performance goals conveyed to the employee. The cash performance bonus may be increased in any year in the discretion of the board of directors or an appropriate board committee. Mr. Yetman also receives term life insurance in an amount not less than $1,000,000, health and country club memberships and the right to one director seat on the board of directors of the company and each of its affiliates. Each of Messrs. Yetman, Burger and Johnston also receive supplemental disability insurance in an amount equal to the amount they were receiving under their previous employment agreements.
     The term of each employment agreement shall be for a rolling three year period such that upon each day of service, each agreement will automatically renew for one additional day, unless terminated by either party.

     We may terminate the employment agreements for “Cause,” which is defined as: (i) gross neglect or willful failure to perform duties in all material respects after written demand and 30-days notice from the board of directors; (ii) a willful and material breach of the agreement by the employee which is not cured within 30 days of notice of said breach; (iii) fraud or embezzlement; or (iv) the employee’s conviction or entry of a plea of nolo contendere for a crime involving moral turpitude or any other crime materially impairing or materially hindering the employee’s ability to perform his employment duties. The employees may terminate their employment agreements for “Good Reason,” which is defined as: (a) a reduction in salary or potential for bonus compensation; (b) a significant reduction in responsibilities or duties; (c) a 35 mile relocation of the office where the employee works; (d) a change in control; or (e) other willful failure or willful breach by the company of any material obligations of the agreement if not cured within 30 days of written notice by the employee to the board of directors. Each of the employees must give three months notice to terminate his employment agreement without Good Reason. If we terminate an employee without Cause or if an employee terminates his employment with Good Reason, the employee shall be entitled to receive, in a lump sum, a payment equal to three times his salary and bonus. His benefits shall continue for 36 months, and any outstanding stock options or restricted stock shall be immediately vested and any life insurance policies maintained by us on the life of the employee shall be converted into fully paid term policies assigned to the employee. The employee (or his estate) shall be entitled to receive one year’s salary, bonus and benefits in the event of termination because of death or disability.
     The employment agreements also contain non-compete provisions that will last for one year; the non-compete clause is not applicable if the company terminates the employee without Cause or the employee terminates his employment for Good Reason or the company fails to make any payment or perform any obligation owed to him under the agreement. In addition, the employment agreements contain a confidentiality clause which is effective for no longer than three and one half years after an employee’s termination.
Stock Incentive Plan
     On October 9, 2006, our board of directors adopted, with shareholder approval, a stock incentive plan that provides for the granting of options to purchase 1,650,000 shares of our common stock. On October 11, 2006, options to purchase 405,000 shares were awarded to G. Gary Yetman (230,000 shares); Richard N. Burger (115,000 shares); Jeffrey D. Johnston (60,000 shares) and, on October 10, 2006, options to purchase 420,000 shares were granted to other employees of the company. One third of the 825,000 options issued to the employees upon closing will vest at the end of each of the first three anniversaries of the date of grant. The options will expire ten years after the date of grant and will be exercisable at a price per share equal to the fair market value on the date of grant. We estimated the fair value of the stock options to be granted using the Black Scholes option-pricing model. According to our estimate, the fair value of the options when granted is expected to be approximately $8.09 per underlying common share, which we will expense over the three-year vesting term of these options. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview.”

PRINCIPAL SHAREHOLDERS
     The following table shows the beneficial ownership of our common stock by our directors, executive officers and other 5% shareholders, as well as any shares that might be received within 60 days, as of December 21, 2006. The share and per share financial data presented below has been adjusted to give effect to the 312.6079 for 1 stock split that we executed on October 10, 2006. The ownership percentages are based on our having 16,786,895 shares outstanding. Except as otherwise noted, the shareholders named in this table have sole voting and investment power for all shares shown as beneficially owned by them. The percentage ownership levels may be expected to change over time as the result of the issuance of additional shares or the purchase or sale of shares by the listed shareholders. This prospectus covers the sale of all shares listed on the table. All shares listed on the table are also subject to a shareholders agreement that grants to the holders of the shares a right of first refusal and certain registration rights. See “Certain Relationships and Related Party Transactions — Shareholders Agreement.” We understand that, these rights notwithstanding, the shareholders have not agreed to act together for the purpose of acquiring, holding, voting or disposing of shares. Unless otherwise indicated, the address of each executive officer and director is c/o Coleman Cable, Inc., 1530 Shields Drive, Waukegan, Illinois 60085.

	Number of
Name	Shares	Percent
Directors and Executive Officers:
David Bistricer(1)(2)(3)	1,782,536	10.6%
Richard N. Burger	420,800	2.5
Jeffrey D. Johnston	258,857	1.5
Shmuel D. Levinson	37,500	0.2
James G. London	—	0.0
Nachum Stein(4)(6)	3,565,066	21.2
G. Gary Yetman	539,600	3.2
All directors and executive officers as a group	6,604,359	39.3

5% Shareholders:
Moric Bistricer(2)(5)(7)	1,782,536	10.6
Alexander Hasenfeld(4)(8)	887,710	5.3
Ephraim Hasenfeld(4)(9)	765,200	4.6
Hertz Hasenfeld(4)(10)	765,200	4.6
The DB 2006 Trust(11)(15)	1,782,536	10.6
The N & F Trust 766(12)(15)	408,386	2.4
The MB 2006 Trust(13)(15)	1,782,536	10.6
The A & Z Hasenfeld Trust (14)(15)	443,855	2.6

(1)	Mr. David Bistricer’s address is: 4611 12th Avenue, Brooklyn, New York 11219.

(2)	Mr. David Bistricer and Mr. Moric Bistricer each may be deemed to beneficially own 1,782,536 shares. Mr. David Bistricer is the son of Mr. Moric Bistricer and they do not share a household. Accordingly, Mr. David Bistricer is not deemed to be the beneficial owner of Mr. Moric Bistricer’s shares.

(3)	Includes 1,782,536 shares held by The DB 2006 Trust, for the benefit of family members, as to which Mr. David Bistricer disclaims beneficial ownership.

(4)	The 2,418,110 shares beneficially owned by Messrs. A. Hasenfeld, E. Hasenfeld and H. Hasenfeld, each a brother-in-law of Nachum Stein, are subject to a voting trust agreement pursuant to which Mr. Stein has the right to vote, but not the right to dispose of, these shares. In addition, Mr. Stein has informal agreements to vote 111,643 shares, as well as the right to vote 218,541 shares pursuant to agreements with certain family members who hold the shares through a nominee. Although the beneficial ownership of these shares is attributable to Mr. Stein, and for the purposes of this table such shares are included in the number of shares beneficially owned by him, Mr. Stein disclaims beneficial ownership of these shares. Mr. Stein’s address is: Nachum Stein, c/o American European Group, 444 Madison Avenue, Suite 501, New York, New York 10022. The address for Messrs. A. Hasenfeld, E. Hasenfeld and H. Hasenfeld is: c/o Nachum Stein, American European Group, 444 Madison Avenue, Suite 501, New York, New York 10022.

(5)	Mr. Moric Bistricer’s address is: c/o David Bistricer, 4611 12th Avenue, Brooklyn, New York 11219.

(6)	Includes 408,386 shares held by The N & F Trust 766, for the benefit of family members, as to which Mr. Stein disclaims beneficial ownership.

(7)	Includes 1,782,536 shares held by The MB 2006 Trust, for the benefit of family members, as to which Mr. Moric Bistricer disclaims beneficial ownership.

(8)	Includes 443,855 shares held by The A & Z Hasenfeld Trust, for the benefit of family members, as to which Mr. A. Hasenfeld disclaims beneficial ownership.

(9)	Includes 252,516 shares held by The Ephraim Hasenfeld Trust, for the benefit of family members, as to which Mr. E. Hasenfeld disclaims beneficial ownership.

(10)	Includes 252,516 shares held by The Hertz & Libby Hasenfeld Trust, for the benefit of family members, as to which Mr. H. Hasenfeld disclaims beneficial ownership.

(11)	Ester Bistricer, wife of David Bistricer, Michael Friedman and Lester E. Lipschutz are the trustees of The DB 2006 Trust, and a majority of the trustees, acting together, have the powers to vote and to dispose or direct the vote and disposition of the reported shares. The address of The DB 2006 Trust is c/o David Bistricer, 4611 12th Avenue, Brooklyn, New York 11219.

(12)	Feige Stein, wife of Nachum Stein, and Norman Dick are the trustees of The N & F Trust 766, and both of the trustees, acting together, have the powers to vote and to dispose or direct the vote and disposition of the reported shares. The address of The N & F Trust 766 is c/o Feige Stein, 1675 52nd Street, Brooklyn, New York 11204.

(13)	Elsa Bistricer, wife of Moric Bistricer, Michael Friedman and Lester E. Lipschutz are the trustees of the MB 2006 Trust, and a majority of the trustees, acting together, have the powers to vote and to dispose or direct the vote and disposition of the reported shares. The address of The MB 2006 Trust is c/o David Bistricer, 4611 12th Avenue, Brooklyn, New York 11219.

(14)	Zissy Hasenfeld and Norman Dick are the trustees of The A & Z Hasenfeld Trust, and both of the trustees, acting together, have the powers to vote and to dispose or direct the vote and disposition of the reported shares. The address of The A & Z Hasenfeld Trust is c/o Zissy Hasenfeld, 1655 48th Street, Brooklyn, New York 11204.

(15)	The DB 2006 Trust, The N & F Trust 766, The MB 2006 Trust and The A & Z Hasenfeld Trust purchased their shares on September 11, 2006 at a price of $11.09 per share as determined by an independent valuation expert.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Director Arrangements
     David Bistricer and Nachum Stein each have a consulting agreement with us in which they agree, in addition to their service as directors of the company, to provide advice and counsel on business planning and strategy, including advice on potential acquisitions. These services include monitoring mergers and acquisition activity, identifying potential acquisition targets, advising on the structure of potential transactions and providing negotiating assistance. They will provide reports to our board of directors regarding these activities. Pursuant to these agreements, and for their service as directors, we paid each of Messrs. Bistricer and Stein an annual fee of $37,500 in 2003 and $37,500 for the first nine months of 2004. Effective October 1, 2004, we entered into new consulting agreements with Messrs. Bistricer and Stein, paying each of them $62,500 for the remainder of 2004, $250,000 in 2005 and $125,000 for the first six months of 2006. For the year beginning July 1, 2006, Messrs. Bistricer and Stein will receive $175,000 for their service as consultants and each was paid $62,500 for the three months ended September 30, 2006.
     Their consulting agreements provide for one year terms, to be automatically renewed from year to year subject to termination by either party upon 30-days written notice. The agreements may also be terminated for “Cause,” which is defined in the agreements as “any act of dishonesty, any gross carelessness or misconduct, or any unjustifiable neglect or failure to perform your duties under this Agreement, which neglect or failure is not corrected within thirty (30) days after written notice.” The agreements further provide that they shall automatically terminate, without notice, upon the death or permanent disability of the consultant.
     On September 4, 2006 our board of directors approved a payment to director Shmuel D. Levinson of $750,000 in cash and 37,500 shares of our common stock for additional services rendered to us in connection with the exploration and development of strategic alternatives and certain other matters. Mr. Levinson received this payment on September 22, 2006.
Offering Proceeds
     On October 11, 2006, we consummated the 2006 Private Placement in which we sold 8,400,000 shares of our common stock at a sale price of $15.00 per share. We received net proceeds of approximately $115.4 million (after the purchaser’s discount, placement fees and other offering expenses). We used approximately $61.4 million of the net proceeds to purchase and retire 4,400,003 shares from our existing shareholders. Of the remaining net proceeds of approximately $54.0 million, we used (i) approximately $52.8 million to repay substantially all of the indebtedness then outstanding under our credit facility and (ii) the remaining $1.2 million for working capital and general corporate purposes. As a result of our sale of 8,400,000 shares, and the repurchase of 4,400,003 shares, the private placement increased the number of our outstanding shares by 3,999,997.
Lease for Corporate Headquarters
     Effective July 2004, we entered into an operating lease with a third party lessor for our corporate headquarters facility in Waukegan, Illinois. In the third quarter of 2005, HQ2 Properties, LLC acquired the real estate covered by the lease and, pursuant to an assignment and assumption of lease agreement, dated as of August 15, 2005, became the landlord under the lease. In addition, pursuant to a first amendment to the lease, dated as of August 15, 2005, by and between HQ2 Properties, LLC and us, the term of the lease was extended by one year. The equity ownership of HQ2 Properties, LLC is substantially similar to our equity ownership prior to the 2006 Private Placement. Specifically, three of our directors (Messrs. David Bistricer, Stein and Yetman) and each of our executive officers is an equity owner of HQ2 Properties, LLC.
     Our lease, as amended, expires on September 30, 2015, although we have the option to renew the lease for up to two additional five-year periods. The rent payable under the lease consists of base rent, which was approximately $347,000 in the first year and escalates to approximately $444,000 in 2015, plus operating expenses and taxes, each calculated pursuant to the terms of the lease. In 2005, we paid $148,000 pursuant to the lease.
Shareholders Agreement
     Shareholders holding approximately 50% of our shares as of the date of this prospectus are parties to a shareholders agreement, referred to in this prospectus as the “shareholders agreement.” Shareholders subject to the shareholders agreement are primarily those indicated in the principal shareholders table, see “Principal Shareholders,” and certain relatives of Nachum Stein.
     Right of First Refusal
     In the event that any shareholder subject to the shareholders agreement desires to sell shares of our common stock to a third party, the other shareholders subject to the shareholders agreement have the right to offer to purchase such shares on the same terms prior to any such sale. If the other shareholders subject to the shareholders agreement do not elect to purchase such shares (or elect to purchase less than all of the shares to be transferred), then the shareholder may sell the shares to a third party on the same terms.
     Registration Rights
     We have granted those shareholders who are a party to the shareholders agreement incidental, or “piggyback,” registration rights with respect to their shares of our common stock. See “Registration Rights.”
     Amendment
     Subject to certain exceptions, the shareholders agreement may be amended only with the written consent of the holders of two-thirds of the shares subject to the shareholders agreement.
     Termination
     The shareholders agreement shall remain in full force and effect in accordance with its terms until its seventh anniversary, although it may be terminated earlier with the written consent of the holders of two-thirds of the shares subject to the shareholders agreement.
Tax Matters Agreement
     On September 30, 2006, we entered into a Tax Matters Agreement with our existing shareholders as of October 10, 2006 that provides for, among other things, the indemnification of these shareholders for any increase in their tax liability, including interest and penalties, and reimbursement of their expenses (including attorneys’ fees) related to the period prior to our conversion to a C corporation, including as a result of the IRS examination detailed in the section “Business — Tax Audit.” We estimate that any indemnification payments relating to the IRS examination will not exceed $0.5 million but we cannot guarantee that the actual payments related to this matter will not exceed this amount, and we do not believe that these indemnification payments will result in a material adverse effect on our financial position, results of operations or cash flows.

SELLING SHAREHOLDERS
     The following table sets forth information about the number of shares owned by each selling shareholder that may be offered from time to time under this prospectus. Certain selling shareholders may be deemed to be “underwriters” as defined in the Securities Act. Any profits realized by the selling shareholder may be deemed to be underwriting commissions. Of the shares listed below, 8,400,000 were issued in the 2006 Private Placement.
     The table below has been prepared based upon the information furnished to us by the selling shareholders as of December 21, 2006. The selling shareholders identified below may have sold, transferred or otherwise disposed of some or all of their shares since the date on which the information in the following table is presented in transactions exempt from or not subject to the registration requirements of the Securities Act. Information concerning the selling shareholders may change from time to time and, if necessary, we will supplement this prospectus accordingly. We cannot give an estimate as to the amount of shares of common stock that will be held by the selling shareholders after this resale registration statement is declared effective because we do not know at this time the number of shares that these shareholders will decide to sell. The total amount of shares that may be sold hereunder will not exceed the number of shares offered hereby. See “Plan of Distribution.”
     Except as noted below, to our knowledge, none of the selling shareholders has, or has had within the past three years, any position, office or other material relationship with us or any of our predecessors or affiliates, other than their ownership of shares described below.

	Number of
	Shares of	Number of
	Common	Shares of	Common Stock
	Stock	Common	Owned Upon
	Owned Prior	Stock that	Completion of the
	to the	May Be	Offering
Selling Shareholder	Offering	Sold	Number	Percentage
A. Bartley Bryt & Maud S. Bryt	4,333	4,333	0	*
Alexander Hasenfeld	443,855	443,855	0	*
Allied Funding, Inc.[1]	10,000	10,000	0	*
Amber Master Fund (Cayman) SPC[2]	466,667	466,667	0	*
Anima SGR pA3	170,000	170,000	0	*
Atlas Master Fund, Ltd[4]	466,667	466,667	0	*
Betsy S. Kleeblatt[5]	200	200	0	*
Brad Marshall-Inman IRA	1,667	1,667	0	*
Brady Retirement Fund[6]	7,000	7,000	0	*
Charles H. Miller	5,000	5,000	0	*
CNF Investments II, LLC[7]	26,666	26,666	0	*
Cornell Capital Partners LP8	33,333	33,333	0	*
CR Intrinsic Investments, LLC[9]	670,000	670,000	0	*
Daryll Marshall-Inman IRA	2,000	2,000	0	*
Deutsche Bank AG London[10]	100,000	100,000	0	*
Douglas H. Manuel & Gail D. Manuel	5,000	5,000	0	*
Drake Associates L.P.[11]	25,000	25,000	0	*
Durga Gaviola & Gerry Gaviola	16,666	16,666	0	*
DWS Dreman Small Cap Value Fund[12]	283,000	283,000	0	*
DWS Dreman Small Cap VIP[12]	117,000	117,000	0	*
EBS Asset Management[13]	450,000	450,000	0	*
Edward Fox, IRA	6,666	6,666	0	*
EJF Crossover Master Fund L.P.[14]	300,000	300,000	0	*
Elizabeth Sexworth Rollover IRA[5]	300	300	0	*
Ephraim Hasenfeld	512,684	512,684	0	*
Eric Billings	7,621	7,621	0	*
Evan L. Julber IRA	1,800	1,800	0	*
F&N II Associates, LLC as Nominee for Batsheva Friedman	15,610	15,610	0	*
F&N II Associates, LLC as Nominee for Batya Silber	15,610	15,610	0	*
F&N II Associates, LLC as Nominee for Brian Silber	15,610	15,610	0	*
F&N II Associates, LLC as Nominee for Chaim Perlow	15,610	15,610	0	*
F&N II Associates, LLC as Nominee for Chani Stein	31,221	31,221	0	*
F&N II Associates, LLC as Nominee for Chaya Millet	15,610	15,610	0	*
F&N II Associates, LLC as Nominee for Diana Stein	15,610	15,610	0	*
F&N II Associates, LLC as Nominee for Esther Loewy	15,610	15,610	0	*
F&N II Associates, LLC as Nominee for Robert Loewy	15,610	15,610	0	*
F&N II Associates, LLC as Nominee for Robert Millet	15,610	15,610	0	*
F&N II Associates, LLC as Nominee for Steven Friedman	15,610	15,610	0	*
F&N II Associates, LLC as Nominee for Tzipora Perlow	15,610	15,610	0	*
F&N II Associates, LLC as Nominee for Yakov Stein	15,610	15,610	0	*

	Number of
	Shares of	Number of
	Common	Shares of	Common Stock
	Stock	Common	Owned Upon
	Owned Prior	Stock that	Completion of the
	to the	May Be	Offering
Selling Shareholder	Offering	Sold	Number	Percentage
First Republic Bank fbo Tarek Abdel-Meguid[15]	3,300	3,300	0	*
Flanagan Family Limited Partnership[7]	5,000	5,000	0	*
Fort Mason Master, LP16	313,033	313,033	0	*
Fort Mason Partners, LP16	20,300	20,300	0	*
Francis F. O’Connor & Cynthia O’Connor[5]	2,000	2,000	0	*
Galleon Captains Offshore, Ltd.[17]	213,330	213,330	0	*
Galleon Captains Partners, LP17	53,337	53,337	0	*
Geary Partners[6]	19,000	19,000	0	*
Geoffrey P. Pohanka	70,000	70,000	0	*
George Weiss Associates, Inc. Profit Sharing Plan[18]	100,000	100,000	0	*
Georgetown Preparatory School[19]	6,674	6,674	0	*
Harvard Investments, Inc.[20]	13,333	13,333	0	*
Hertz Hasenfeld	512,684	512,684	0	*
HFR HE Soundpost Master Trust[21]	39,970	39,970	0	*
Howard C Bluver, IRA	1,666	1,666	0	*
IOU Limited Partnership[18]	33,333	33,333	0	*
J. Anthony & Phyllis K. Syme	1,666	1,666	0	*
JAM Investments, LLC[22]	2,000	2,000	0	*
James R. Kleeblatt[5]	3,000	3,000	0	*
JANA Piranha Master Fund, Ltd.[23]	750,000	750,000	0	*
Jane I. Schaefer Trust[24]	13,400	13,400	0	*
Jeffrey D. Johnston[25]	258,857	258,857	0	*
John J. Pohanka Family Foundation[26]	25,000	25,000	0	*
John M. Coleman & Patricia D. Coleman	6,666	6,666	0	*
Jonathan H.F. Crystal[24]	1,700	1,700	0	*
Joseph R. Nardini[5]	834	834	0	*
Joseph R. Nardini & Lisa Nardini[5]	833	833	0	*
Keegan Family Trust[27]	10,000	10,000	0	*
Kensico Associates, LP28	102,600	102,600	0	*
Kensico Offshore Fund, LTD[28]	122,100	122,100	0	*
Kensico Partners, LP28	75,300	75,300	0	*
Laboratory Med Assoc. PA 401K FBO Larry Zinterhofer[24]	2,000	2,000	0	*
Lawrence D. & Jane A. Sperling[15]	5,000	5,000	0	*
Le Roy Eakin III & Lindsay Eakin JTBE	8,333	8,333	0	*
Libertyview Funds, LP29	112,500	112,500	0	*
LibertyView Special Opportunities Fund, LP29	56,250	56,250	0	*
Magnetar Capital Master Fund, Ltd.[30]	533,333	533,333	0	*
Michael F. Horn SR, IRA	3,333	3,333	0	*
Michael Heijer, IRA	2,000	2,000	0	*
MJJM, LLC[31]	4,411	4,411	0	*
Nachum Stein[32]	408,386	408,386	0	*
Nadine Grelsamer	3,000	3,000	0	*
Nancy L. Winton[24]	700	700	0	*
Neuhauser Capital, LLC[33]	40,000	40,000	0	*
Pacific Partners LP24	5,400	5,400	0	*
Patrick J. Keeley	2,000	2,000	0	*
Patrick M. Steel[5]	1,000	1,000	0	*
Peter N. Stathis	6,667	6,667	0	*

	Number of
	Shares of	Number of
	Common	Shares of	Common Stock
	Stock	Common	Owned Upon
	Owned Prior	Stock that	Completion of the
	to the	May Be	Offering
Selling Shareholder	Offering	Sold	Number	Percentage
Pohanka Oldsmobile Inc.[34]	100,000	100,000	0	*
Pohanka Virginia Properties LLC[34]	50,000	50,000	0	*
Presidio Partners[6]	24,000	24,000	0	*
Prides Capital Fund I, LP35	666,667	666,667	0	*
QVT Fund LP36	200,000	200,000	0	*
Rehan Rashid[5]	3,333	3,333	0	*
Reuven M. Sacher, M.D.[24]	3,300	3,300	0	*
Richard J. Hendrix[5]	1,500	1,500	0	*
Richard S. Bodman Revocable Trust, dated 9/1/1998	6,666	6,666	0	*
Robert H. Smith	6,666	6,666	0	*
Robert Millet	111,643	111,643	0	*
Robin Stein[5]	1,667	1,667	0	*
Ronald P. Caputo	667	667	0	*
S.A.C. Capital Associates, LLC[37]	165,000	165,000	0	*
Sean K. Coleman	3,333	3,333	0	*
Shmuel D. Levinson[38]	37,500	37,500	0	*
Soundpost Capital Offshore, Ltd. [21]	8,022	8,022	0	*
Soundpost Capital, LP21	57,008	57,008	0	*
Steuart Investment Company[39]	16,666	16,666	0	*
Steven Alonso	2,000	2,000	0	*
Steven J. Swain[24]	700	700	0	*
Steven W. Papish & Sheryl Kaplan Papish[24]	500	500	0	*
Stratford Partners, LP40	35,000	35,000	0	*
Stuckey Timberland, Inc.[41]	13,333	13,333	0	*
Terry P. Murphy Trustee, Terry P. Murphy Trust[42]	1,333	1,333	0	*
The A & Z Hasenfeld Trust[43]	443,855	443,855	0	*
The DB 2006 Trust[44]	1,782,536	1,782,536	0	*
The Ephraim Hasenfeld Trust	252,516	252,516	0	*
The Gary Yetman Revocable Trust[45]	539,600	539,600	0	*
The Hertz & Libby Hasenfeld Trust	252,516	252,516	0	*
The MB 2006 Trust[46]	1,782,536	1,782,536	0	*
The N & F Trust 766[47]	408,386	408,386	0	*
The Richard N. Burger Revocable Trust[48]	420,800	420,800	0	*
Third Point Offshore Fund Ltd[49]	479,967	479,967	0	*
Third Point Partners LP49	75,000	75,000	0	*
Third Point Partners Qualified LP49	58,900	58,900	0	*
Third Point Ultra Ltd[49]	52,800	52,800	0	*
Thomas B. Parsons	1,000	1,000	0	*
Thomas J. Murphy[5]	1,500	1,500	0	*
Thomas P. & Lucy G. Gies	2,667	2,667	0	*
Thomas S. Johnson	10,000	10,000	0	*
Timothy B. Matz & Jane F. Matz JTWROS[50]	1,000	1,000	0	*
Triple Crown Investments LLP[51]	100,000	100,000	0	*
Trust D for a Portion of the Assets of the Kodak Retirement Income Plan[29]	56,250	56,250	0	*
UBS O’Connor LLC fbo O’Connor Pipes Corporate Strategies Master Limited[52]	200,000	200,000	0	*
United Capital Management, Inc.[53]	16,667	16,667	0	*
Wallace F. Holladay, Jr.	5,000	5,000	0	*
TOTAL	16,786,895	16,786,895	0

* – less than 1%

1	We have been advised that Ken S. Perry is President of and has voting and investment control over the shares held by this selling shareholder.

2	We have been advised that this selling shareholder is an exempted company registered as a segregated portfolio company under the laws of the Cayman Islands. Amber Master Fund (Cayman) SPC is the “master fund” in a “master-feeder” structure. Its two feeder funds are Amber Fund LP and Amber Fund (Cayman) Ltd. The feeder funds are also shareholders of Amber Master Fund (Cayman) SPC. Amber Capital LP is the investment manager to all three funds and is also a holder of allocation shares in Amber Master Fund (Cayman) SPC. The general partner of Amber Capital LP is Amber Capital GP LLC. The two managing members of Amber Capital GP LLC are Joseph Oughourlian and Michel Brogard. Mr. Oughourlian and Mr. Brogard share voting and investment control over the shares held by this selling shareholder.

3	We have been advised that Giordano Martinelli is Executive Director of and has voting and investment control over the shares held by this selling shareholder.

4	We have been advised that Dmitry Balyasny has voting and investment control over the shares held by this selling shareholder.

5	The investor or the investor’s spouse is employed by Friedman, Billings, Ramsey & Co., Inc., the initial purchaser and placement agent in the 2006 Private Placement.

6	We have been advised that William Brady has voting and investment control over the shares held by this selling shareholder.

7	We have been advised that Robert J. Flanagan has voting and investment control over the shares held by this selling shareholder.

8	We have been advised that Mark A. Angelo, Gerald C. Eicke, Matthew J. Beckman and David Gonzalez share voting and investment control over the shares held by this selling shareholder.

9	We have been advised that pursuant to an investment management agreement, CR Intrinsic Investors, LLC, a Delaware limited liability company (“CR Investors”), maintains investment and voting power with respect to the securities held by CR Intrinsic Investments, LLC. Mr. Steven A. Cohen controls CR Investors. CR Intrinsic Investments, LLC is a wholly-owned subsidiary of S.A.C. Capital Associates, LLC. Each of CR Investors and Mr. Cohen disclaim beneficial ownership of these securities, and S.A.C. Capital Associates, LLC disclaims beneficial ownership of any securities held by CR Intrinsic Investments, LLC.

10	The selling shareholder is affiliated with Deutsche Bank Securities, Inc., a NASD broker-dealer. The selling shareholder has advised us that it purchased the shares in the ordinary course of business and, at the time of the purchase of the securities, it did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities. We have been advised that David Baker has voting and investment control over the shares held by this selling shareholder.

11	We have been advised that Drake Asset Management LLC is the beneficial owner of this selling shareholder and that Alec Rutherford has voting and investment control over the shares held by this selling shareholder.

12	We have been advised that Nelson Woodard has investment control and Fareed Hameeduddin has proxy voting control over the shares held by this selling shareholder.

13	We have been advised that the following individuals, acting through two committees, have voting and investment power over the shares owned by EBS Partners, LP and EBS Microcap Partners, LP. However, the General Partners of these partnerships may directly exercise voting or dispositive authority over these shares. An Investment Policy Committee (“IPC”) sets investment policy and guidelines. A Research Group (“RG”) acts as the portfolio manager, determining individual security selections for these partnerships. The individuals on these committees are: Mark E. Brady (IPC, RG), Ronald L. Eubel (IPC, RG), Robert J. Suttman II (IPC), Bernard J Holtgreive (IPC, RG), William E. Hazel (IPC), Paul D. Crichton (IPC, RG), Kenneth E. Leist (IPC, RG), Michael Higgins (RG) and Aaron Hillman (RG).

14	We have been advised that Emanuel J. Friedman has voting and investment control over the shares held by this selling shareholder.

15	This selling shareholder is an affiliate of a broker-dealer. The selling shareholder has advised us that it purchased the shares in the ordinary course of business and, at the time of the purchase of the securities, it did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities. We have been advised that Lawrence E. Ach is Managing Director of Trainer Wortham, which is the investment advisor for this selling shareholder, and that Mr. Ach has voting and investment control over the shares held by this selling shareholder.

16	We have been advised that the shares listed herein are owned by Fort Mason Master, L.P. and Fort Mason Partners, L.P. (collectively, the “Fort Mason Funds”). Fort Mason Capital, LLC serves as the general partner of each of the Fort Mason Funds and, in such capacity, exercises sole voting and investment authority with respect to such shares. Mr. Daniel German serves as the sole managing member of Fort Mason Capital, LLC. Fort Mason Capital, LLC and Mr. German each disclaim beneficial ownership of such shares, except to the extent of its or his pecuniary interest therein, if any.

17	We have been advised that Raj Rajaratnam is Managing Member of Galleon Management, LP and has voting and investment control over the shares held by this selling shareholder.

18	This selling shareholder is an affiliate of Weiss Investment Management Services, Inc., a NASD broker-dealer. The selling shareholder has advised us that it purchased the shares in the ordinary course of business and, at the time of the purchase of the securities, it did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities. We have been advised that George A. Weiss has voting and investment control over the shares held by this selling shareholder.

19	We have been advised that William L. George, Edward M. Kowalchick and Robert W. Posniewski share voting and investment control over the shares held by this selling shareholder.

20	We have been advised that Craig L. Krumwiede has voting and investment control over the shares held by this selling shareholder. Mr. Krumwiede disclaims any beneficial ownership of the shares.

21	We have been advised that Jamie Lester is the Managing Member of and has voting and investment control over the shares held by this selling shareholder.

22	We have been advised that Adam K. Bernstein, Marc N. Duber and Joseph S. Galli have voting and investment control over the shares held by this selling shareholder.

23	We have been advised that JANA Partners LLC is the Managing Member of this selling shareholder. The principals of JANA Partners LLC are Barry Rosenstein and Gary Claar, who have voting and investment control over the shares held by this selling shareholder.

24	We have been advised that Lawrence E. Ach is Managing Director of Trainer Wortham, which is the investment advisor for this selling shareholder, and that Mr. Ach has voting and investment control over the shares held by this selling shareholder.

25	This selling shareholder is the Senior Vice President, Operations and Assistant Secretary of Coleman Cable, Inc.

26	We have been advised that John J. Pohanka is the Trustee of and has voting and investment control over the shares held by this selling shareholder.

27	We have been advised that Eamonn P. Keegan has voting and investment control over the shares held by this selling shareholder.

28	We have been advised that Michael Lowenstein and Thomas J. Coleman share voting and investment control over the shares held by this selling shareholder.

29	We have been advised that LibertyView Special Opportunities Fund, LP, LibertyView Funds, LP and Trust D for a Portion of the Assets of the Kodak Retirement Income Plan have a common investment advisor, Neuberger Berman, LLC, that has voting and dispositive power over the shares held by them, which is exercised by Richard A. Meckler. Since they have hired a common investment advisor, these entities are likely to vote together. Additionally, there may be common investors within the different accounts managed by the same investment advisor. The General Partner of LibertyView Special Opportunities Fund, LP and LibertyView Funds, LP is Neuberger Berman, LLC, a registered broker-dealer. The selling shareholder purchased the shares in the ordinary course of business and, at the time of the purchase of the securities, the selling shareholder did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities. Trust D for a Portion of the Assets of the Kodak Retirement Income Plan is not in any way affiliated with a broker-dealer.

30	We have been advised that Magnetar Financial LLC is the investment advisor of Magnetar Capital Master Fund, Ltd. (“Magnetar Master Fund”) and consequently has voting control and investment discretion over securities held by Magnetar Master Fund. Magnetar Financial LLC disclaims beneficial ownership of the shares held by Magnetar Master Fund. Alex Litowitz has voting control over Supernova Management LLC, the general partner of Magnetar Capital Partners LP, the sole managing member of Magnetar Financial LLC. As a result, Mr. Litowitz may be considered the beneficial owner of any shares deemed to be beneficially owned by Magnetar Financial LLC. Mr. Litowitz disclaims beneficial ownership of these shares.

31	We have been advised that Jonathan L. Billings and Elizabeth G. Billings have voting and investment control over the shares held by this selling shareholder. Jonathan L. Billings is employed by Friedman, Billings, Ramsey & Co., Inc., the initial purchaser and placement agent in the 2006 Private Placement.

32	This selling shareholder is the co-chairman of the board of directors of Coleman Cable, Inc.

33	We have been advised that James C. Newhauser has voting and investment control over the shares held by this selling shareholder. James C. Newhauser is employed by Friedman, Billings, Ramsey & Co., Inc., the initial purchaser and placement agent in the 2006 Private Placement.

34	We have been advised that Geoffrey P. Pohanka and Susan Pohanka share voting and investment control over the shares held by this selling shareholder.

35	We have been advised that Kevin A. Richardson, II, Henry J. Lawlor, Christian Puscasiv, Charles McCarthy and Murray A. Indeck have voting and investment control over the shares held by this selling shareholder.

36	We have been advised that QVT Associates GP LLC is the General Partner of this selling shareholder. The principals of QVT Associates GP LLC are Dan Gold, Lars Bader, Tracy Fu and Nick Brumm, who have voting and investment control over the shares held by this selling shareholder.

37	We have been advised that pursuant to investment agreements, each of S.A.C. Capital Advisors, LLC (“SAC Capital Advisors”) and S.A.C. Capital Management, LLC (“SAC Capital Management”) share all investment and voting power with respect to the securities held by this selling shareholder. Mr. Steven A. Cohen controls both SAC Capital Advisors and SAC Capital Management. Each of SAC Capital Advisors, SAC Capital Management and Mr. Cohen disclaim beneficial ownership of these securities.

38	This selling shareholder serves as a director of Coleman Cable, Inc.

39	We have been advised that Guy T. Steuart, II, Leonard P. Steuart, II and Frank T. Steuart share voting and investment control over the shares held by this selling shareholder.

40	We have been advised that Mark Fain and Chad Comiteau have voting and investment control over the shares held by this selling shareholder.

41	We have been advised that Wade B. Hall has voting and investment control over the shares held by this selling shareholder.

42	We have been advised that Terry P. Murphy, as Trustee, has voting control and John E. Montgomery, as President of the Trust’s investment advisor, Montgomery Brothers, has limited investment control over the shares held by this selling shareholder.

43	We have been advised that Alexander Hasenfeld has voting and investment control over the shares held by this selling shareholder.

44	We have been advised that David Bistricer has voting and investment control over the shares held by this selling shareholder. Mr. Bistricer is the co-chairman of the board of directors of Coleman Cable, Inc.

45	This selling shareholder sits on the board of directors of Coleman Cable, Inc. and is the President and Chief Executive Officer of the Company.

46	We have been advised that Moric Bistricer has voting and investment control over the shares held by this selling shareholder.

47	We have been advised that Nachum Stein has voting and investment control over the shares held by this selling shareholder. Mr. Stein is the co-chairman of the board of directors of Coleman Cable, Inc.

48	This selling shareholder is the Executive Vice President, Chief Financial Officer, Secretary and Treasurer of Coleman Cable, Inc.

49	We have been advised that Third Point LLC is the general partner of this selling shareholder and that Daniel S. Loeb has voting and investment control over the shares held by this selling shareholder.

50	This selling shareholder is an affiliate of FIG Partners, LLC, a NASD broker-dealer. The selling shareholder has advised us that it purchased the shares in the ordinary course of business and, at the time of the purchase of the securities, it did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities. We have been advised that Timothy B. Matz & Jane F. Matz share voting and investment control over the shares held by this selling shareholder.

51	We have been advised that Leonard B. Zelin has voting and investment control over the shares held by this selling shareholder.

52	We have been advised that this selling shareholder is a fund which cedes investment control to UBS O’Connor LLC, the investment manager. The investment manager makes all investment and voting decisions. UBS O’Connor LLC is a wholly owned subsidiary of UBS AG, which is listed and traded on the New York Stock Exchange.

53	We have been advised that James A. Lustig is President of and has voting and investment control over the shares held by this selling shareholder.

DESCRIPTION OF CAPITAL STOCK
     Selected provisions of our organizational documents are summarized below. In addition, you should be aware that the summary below does not give full effect to the terms of the provisions of statutory or common law which may affect your rights as a shareholder.
Common Stock
     We have a total of 16,786,895 shares of common stock outstanding. Our certificate of incorporation allows us to issue 75,000,000 shares. The number of shares of common stock that are outstanding does not include 1,650,000 shares reserved for issuance pursuant to our stock incentive plan, including options to purchase 825,000 shares that were granted to our management on October 11, 2006 and certain of our other employees on October 10, 2006, and options to purchase 825,000 shares that are available for future grants.
     Voting rights. Each share of common stock is entitled to one vote in the election of directors and on all other matters submitted to a vote. Our shareholders may not cumulate their votes in the election of directors.
     Dividends. Holders of our common stock are entitled to receive dividends ratably if, as and when such dividends are declared by our board of directors out of assets legally available therefor after payment of dividends required to be paid on shares of preferred stock, if any.
     Liquidation. In the event of any dissolution, liquidation or winding up of our affairs, whether voluntary or involuntary, after payment of our debts and other liabilities and making provision for any holders of our preferred stock who have a liquidation preference, our remaining assets will be distributed ratably among the holders of common stock.
     Fully paid. All the outstanding shares of common stock will be fully paid and nonassessable and will have a par value of $0.001 per share.
     Other rights. Holders of our common stock have no redemption or conversion rights and no preemptive or other rights to subscribe for our securities. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future.
Preferred Stock
     Our board of directors has the authority to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rates, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of that series, which may be superior to those of the common stock, without further vote or action by the shareholders. There are currently no shares of preferred stock outstanding.
     The issuance of shares of the preferred stock by our board of directors as described above may adversely affect the rights of the holders of common stock. For example, preferred stock issued by us may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights, and may be convertible into shares of common stock.
Liability and Indemnification of Officers and Directors
     Our certificate of incorporation contains certain provisions permitted under the Delaware General Corporation Law relating to the liability of directors. These provisions eliminate a director’s personal liability for monetary damages resulting from a breach of fiduciary duty, except that a director will be personally liable under the Delaware General Corporation Law:
•	for any breach of the director’s duty of loyalty to us or our shareholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law, which relates to unlawful stock repurchases, redemptions or dividends; or

•	for any transaction from which the director derives an improper personal benefit.
     These provisions do not limit or eliminate our rights or those of any shareholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s fiduciary duty. These provisions will not alter a director’s liability under federal securities laws.
     Our certificate of incorporation and bylaws also provide that we must indemnify our directors and officers to the fullest extent permitted by Delaware law and also provide that we must advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to very limited exceptions. We may also indemnify employees and others and advance expenses to them in connection with legal proceedings.
     We have entered into separate indemnification agreements with our directors and officers that provide them with indemnification rights, particularly with respect to indemnification procedures and directors’ and officers’ insurance coverage.
     The indemnification agreements require us, among other things, to indemnify the officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from acts or omissions (i) regarding enforcement of the indemnification agreement, if not taken in good faith, (ii) relating to the purchase and sale by the officer or director of securities in violation of Section 16(b) of the Exchange Act, (iii) subject to certain exceptions, in the event of claims initiated or brought voluntarily by the officer or director, not by way of defense, counterclaim or cross claim or (iv) for which applicable law or the indemnification agreements prohibit indemnification; provided, however, that the officers or directors shall be entitled to receive advance amounts for expenses they incur in connection with claims or actions against them unless and until a court having jurisdiction over the claim shall have made a final judicial determination that the officer or director is prohibited from receiving indemnification. Furthermore, we are not responsible for indemnifying the officers and directors if an independent reviewing party (a party not involved in the pending claim) determines that a director or officer is not entitled to indemnification under applicable law, unless a court of competent jurisdiction determines that the director or officer is entitled to indemnification. We believe that these indemnification arrangements are important to our ability to attract and retain qualified individuals to serve as directors and officers.
     We have obtained directors’ and officers’ liability insurance to provide our directors and officers with insurance coverage for losses arising from claims have based on any breaches of duty, negligence, or other wrongful acts, including violations of securities laws, unless such a violation is based on any deliberate fraudulent act or omission or any willful violation of any statute or regulation. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors or officers pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.
Anti-Takeover Effects of Provisions of Delaware Law, Our Certificate of Incorporation and Bylaws
     Our certificate of incorporation, bylaws and the Delaware General Corporation Law contain certain provisions that could discourage potential takeover attempts and make it more difficult for our shareholders to change management or receive a premium for their shares.
     Delaware Anti-Takeover Statute
     We have elected not to be subject to Section 203 of the Delaware General Corporation Law. In general, this section prevents certain Delaware companies under certain circumstances from engaging in a “business combination” with (i) a shareholder who owns 15% or more of our outstanding voting stock (otherwise known as an “interested shareholder”), (ii) an affiliate of an interested shareholder, or (iii) associate of an interested shareholder, for three years following the date that the shareholder became an “interested shareholder.” A “business combination” includes a merger or sale of 10% or more of the assets of the company.
     Charter and Bylaw Provisions
     Classified Board. Our certificate of incorporation provides that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for shareholders to change the composition of our board of directors. Our certificate of incorporation and bylaws provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors.

     Authorized but Unissued Shares. The authorized but unissued shares of our common stock and preferred stock are generally available for future issues without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could make it more difficult or discourage an attempt to obtain control of us by means of a proxy context, tender offer, merger or otherwise. Undesignated preferred stock may also be used in connection with a shareholder rights plan, although we have no present intention to adopt such a plan.
     Filling Board of Directors Vacancies; Removal. Our certificate of incorporation provides that vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by the affirmative vote of a majority of the directors then in office, though less than a quorum, or by the sole remaining director. Each director will hold office until his or her successor is elected and qualified, or until the director’s earlier death, resignation, retirement or removal from office. Any director may resign at any time upon written notice to our board of directors or to our president. Directors may be removed only for cause upon the affirmative vote of the holders of seventy-five percent of the voting power of the outstanding shares of capital stock voting together as a single class.
     No Cumulative Voting. The Delaware General Corporation Law provides that shareholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Under cumulative voting, a majority shareholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors. Our certificate of incorporation does not provide for cumulative voting.
     Election of Directors. Our bylaws require the affirmative vote of a plurality of the outstanding shares of our capital stock entitled to vote generally in the election of directors cast at a meeting of our shareholders called for such purpose.
     Advance Notice Requirement for Shareholder Proposals and Director Nominations. Our bylaws provide that shareholders seeking to bring business before or to nominate candidates for election as directors at an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. With respect to the nomination of directors, to be timely, a shareholder’s notice must be delivered to or mailed and received at our principal executive offices (i) with respect to an election of directors to be held at the annual meeting of shareholders, not later than 120 days prior to the anniversary date of the proxy statement for the immediately preceding annual meeting of the shareholders and (ii) with respect to an election of directors to be held at a special meeting of shareholders, not later than the close of business on the 10th day following the day on which such notice of the date of the special meeting was first mailed to our shareholders or public disclosure of the date of the special meeting was first made, whichever first occurs. With respect to other business to be brought before a meeting of shareholders, to be timely, a shareholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 120 days prior to the anniversary date of the proxy statement for the immediately preceding annual meeting of the shareholders. Our bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may preclude shareholders from bringing matters before an annual meeting of shareholders or from making nominations for directors at an annual meeting of shareholders or may discourage or defer a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.
     Amendments to Our Bylaws. Our certificate of incorporation permits our board of directors to repeal, alter, amend or rescind our bylaws. Our bylaws also provide that our bylaws can be repealed, altered, amended or rescinded in whole or in part, and new bylaws may be adopted, by the affirmative vote of a majority of the outstanding shares of our capital stock entitled to vote at any annual or special meeting of the shareholders, if notice is contained in the notice of such meeting. This provision may have the effect of making it difficult for a third party to acquire us.
     No Shareholder Action by Written Consent; Special Meeting. Our certificate of incorporation precludes shareholders from initiating or effecting any action by written consent and thereby taking actions opposed by our board of directors. Our certificate of incorporation also provides that special meeting of shareholders may be called only by our board of directors.
Transfer Agent and Registrar
     Our transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE
      As of December 21, 2006, there are 31 record holders of our common stock. Prior to the date of this prospectus, all of our shares have been subject to resale restrictions. This prospectus covers the resale of 16,786,895 shares or 100% of our common stock, although 8,386,895 shares may not be sold under this prospectus until the expiration or waiver of the applicable lock-up period as further described below. The sale of a substantial amount of our common stock pursuant to this prospectus or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock.
     No assurance can be given as to: (a) the likelihood that an active market for our shares of common stock will develop, (b) the liquidity of any such market, (c) the ability of the shareholders to sell the securities or (d) the prices that shareholders may obtain for any of the securities. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price prevailing from time to time.
     For a description of certain restrictions on transfers of our shares held by certain of our shareholders, see “Notice to Investors — Transfer Restrictions” and “Plan of Distribution.”
Rule 144
     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person or persons whose shares are aggregated, who have beneficially owned restricted shares for at least one year, including persons who may be deemed to be our “affiliates,” would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) 1% of the number of shares of common stock then outstanding, which will equal approximately 167,869 shares on the date of this prospectus, or (ii) the average weekly trading volume of our common stock during the four calendar weeks before a notice of the sale on SEC Form 144 is filed. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of certain public information about us. All shares held by affiliates as of the date of this prospectus may be resold pursuant to this prospectus.
Rule 144(k)
     Under Rule 144(k), a person who is not deemed to have been one of our “affiliates” at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an “affiliate,” is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.
Stock Issued Under Employee Plans
     We intend to file a registration statement on Form S-8 under the Securities Act to register approximately 1,650,000 shares of common stock issuable, with respect to options and restricted stock units to be granted, or otherwise, under our employee plans or otherwise for resale. On October 10 and October 11, 2006, we granted options to purchase an aggregate of 825,000 shares of our common stock to certain of our employees. These registration statements are expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Shares issued upon the exercise of stock options or restricted stock after the effective date of the Form S-8 registration statement will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates. Under Rule 701 under the Securities Act, each of our employees, officers, directors, and consultants who purchased or received shares pursuant to a written compensatory plan or contract is eligible to resell these shares 90 days after the effective date of this prospectus in reliance upon Rule 144, but without compliance with specific restrictions. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 without complying with the holding period requirement and that non-affiliates may sell their shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation, or notice provisions of Rule 144.

Lock-Up Agreements
     We have agreed that for a period (i) beginning on October 3, 2006 until 180 days thereafter, (ii) from the date this resale registration statement is declared effective until 60 days thereafter and (iii) from the effective date of any registration statement relating to an initial underwritten offering of our common stock commenced before October 3, 2007 for which Friedman, Billings, Ramsey & Co., Inc. is acting either as lead managing underwriter or co-book managing underwriter until 180 days thereafter, except as otherwise provided below, we will not, without the prior written consent of Friedman, Billings, Ramsey & Co., Inc., which may be withheld in Friedman, Billings, Ramsey & Co., Inc.’s sole discretion:
•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer, directly or indirectly, any of our equity securities or any securities convertible into or exercisable or exchangeable for our equity securities, or file any registration statement under the Securities Act with respect to any of the foregoing; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of any of our equity securities, whether any such transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise.
     The prior sentence will not apply to: (i) the shares of our common stock sold in the 2006 Private Placement; (ii) the registration and sale of shares of our common stock in accordance with the terms of the registration rights agreement; (iii) any shares of our common stock issued by us upon the exercise of an option outstanding on October 3, 2006; (iv) such issuances of options or grants of restricted stock under our stock option and incentive plans; or (v) the issuance of shares of our common stock in connection with acquisitions or other business combinations, provided that the recipients of any such shares issued in accordance with this clause (v) are bound by the foregoing restrictions.
     For a period (i) beginning on October 3, 2006 until 180 days thereafter, (ii) from the date this resale registration statement is declared effective until 180 days thereafter and (iii) from the effective date that any registration statement relating to an initial underwritten offering of our common stock commenced before October 3, 2007 for which Friedman, Billings, Ramsey & Co., Inc. is acting either as lead managing underwriter or co-book managing underwriter until 180 days thereafter, except as otherwise provided below, our executive officers and directors, and all of our existing shareholders as of October 10, 2006, will agree, without the prior written consent of Friedman, Billings, Ramsey & Co., Inc., not to:
•	offer, pledge, sell, contract to sell, sell any option or contract or purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer, directly or indirectly, any of our equity securities or any securities convertible into or exercisable or exchangeable for our equity securities, or

•	enter into any swap or other arrangement that transfers, in whole or in part, directly or indirectly, any of the economic consequences of ownership of any of our equity securities, whether any such transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise.
     Notwithstanding the prior sentence, subject to applicable securities laws, our executive officers, directors and existing shareholders as of October 10, 2006 may transfer our securities: (i) pursuant to the exercise and issuance of options; (ii) as a bona fide gift or gifts, provided that the donees agree to be bound by the same restrictions; (iii) to any trust for the direct or indirect benefit of the shareholder or the immediate family of the shareholder, provided that the trustee agrees to be bound by the same restrictions; (iv) as a distribution to its beneficial owners, provided that such beneficial owners agree to be bound by the same restrictions; (v) as required under any of our benefit plans; (vi) as required by participants in our benefit plans to reimburse or pay U.S. federal income tax and withholding obligations in connection with the vesting of restricted common share grants; (vii) as collateral for any bona fide loan, provided that the lender agrees to be bound by the same restrictions; (viii) with respect to sales of securities acquired in the open market; (ix) to third parties as consideration for acquisitions provided that such third parties agree to be bound by the same restrictions; (x) in connection with awards under our benefit plans; (xi) pursuant to an initial underwritten offering of our common stock; and (xii) to each other.
     Our executive officers and directors, and all of our existing shareholders as of October 10, 2006, have agreed not to exercise any rights to have their shares registered under the Securities Act during the periods described above without the consent of Friedman, Billings, Ramsey & Co., Inc., other than in connection with this shelf registration statement.
     In addition, upon an initial underwritten offering of our common stock by us, the holders of our common stock purchased in the 2006 Private Placement that are beneficiaries of the registration rights agreement and who elect to include their shares of our common stock for resale in such offering will not be able to sell shares of our common stock for a period of up to 30 days before and 180 days following the effective date of the registration statement filed in connection with such offering of our common stock, as reasonably requested by the representatives of the underwriters of the initial underwritten offering. Those holders of our common stock that are beneficiaries of the registration rights agreement who do not elect to include their shares of our common stock for resale in such initial underwritten offering will not be able to sell, offer to sell, grant any option or otherwise dispose of any shares of our common stock (or securities convertible into such shares) for a period of 60 days following the effective date of the registration statement filed in connection with the initial underwritten offering of our common stock; provided that this restriction will not apply if this shelf registration statement has been declared effective prior to such offering. See “Registration Rights” and “Plan of Distribution.”

REGISTRATION RIGHTS
     We filed the registration statement of which this prospectus is a part pursuant to a registration rights agreement entered into in connection with our 2006 Private Placement. We have agreed to use commercially reasonable efforts to cause the registration statement of which this prospectus is a part to become effective under the Securities Act as soon as reasonably practicable after the filing and to continuously maintain the effectiveness of this shelf registration statement under the Securities Act until the first to occur of:
•	the sale, transfer or other disposition of all of the shares of common stock covered by the shelf registration statement;

•	such time as all of the shares of common stock covered by the shelf registration statement are eligible for sale pursuant to Rule 144(k) (or any successor or analogous rule) under the Securities Act; or

•	the second anniversary of the initial effective date of the shelf registration statement (subject to certain extension periods, as applicable).
     Notwithstanding the foregoing, we are permitted, under limited circumstances, to suspend the use, from time to time, of this prospectus that is part of the shelf registration statement (and therefore suspend sales under the registration statement) for certain periods, referred to as “blackout periods.”
     In addition, until we are eligible to incorporate by reference into the registration statement our periodic and current reports that will be filed after the effectiveness of our shelf registration statement, we may be required to amend or supplement the shelf registration statement to include our quarterly and annual financial information and other developments material to us. Therefore, sales under the shelf registration statement will be suspended until the amendment or supplement, as the case may be, is filed and effective.
     The cumulative blackout periods in any 12-month period commencing on the closing of the offering may not exceed an aggregate of 90 days and, furthermore, may not exceed 60 days in any 90-day period, except as a result of a review of any post-effective amendment by the SEC prior to declaring any post-effective amendment to the registration statement effective, provided we have used all commercially reasonable efforts to cause such post-effective amendment to be declared effective.
     We agree to use commercially reasonable efforts (including, without limitation, seeking to cure in our listing or inclusion application any deficiencies cited by the exchange or market) to list or include our common stock on the NASDAQ Global Market and thereafter maintain the listing on such exchange.
     In addition, we have granted those shareholders who are a party to the shareholders agreement described in “Certain Relationships and Related Party Transactions — Shareholders Agreement,” incidental, or “piggyback,” registration rights with respect to their shares of our common stock whenever we propose to register any shares of our common stock (whether for our own account or for any other shareholder) with the SEC under the Securities Act, excluding the registration of shares for employee benefit plans, acquisitions or similar events. As a result, the shares held by shareholders subject to the shareholders agreement are included in the resale registration statement of which this prospectus is a part. We and our executive officers, directors and existing shareholders as of October 10, 2006 have agreed not to dispose of shares of our common stock, except in certain circumstances, during the lock-up periods described under “Shares Eligible for Future Sale — Lock-Up Agreements” and “Plan of Distribution.”
     If we choose to file a registration statement for an initial underwritten offering of our common stock, all holders of our common stock sold in the 2006 Private Placement, shareholders subject to the shareholders agreement and each of their respective direct and indirect transferees may elect to include their shares in the registration statement in order to resell their shares, subject to:
•	compliance with the registration rights agreement or the shareholders agreement, as applicable;

•	cutback rights on the part of the underwriters; and

•	other conditions and limitations that may be imposed by the underwriters.
     If the holders of our common stock that are beneficiaries of the registration rights agreement or the shareholders agreement elect to include their shares of our common stock for resale in the initial underwritten offering, these shareholders will not be able to sell any shares of our common stock not included in such offering of our common stock during such periods as reasonably requested by the underwriters (but in no event for a period longer than 30 days prior to and 180 days following the effective date of the registration statement filed in connection with the initial underwritten offering of our common stock). Except as to shares included for resale in the initial underwritten offering of our common stock, the holders of our common stock that are beneficiaries of the registration rights agreement or the shareholders agreement may not directly or indirectly sell, offer to sell, grant any option or otherwise dispose of any shares of our common stock (or securities convertible into such shares) for a period of up to 60 days following the effective date of the registration statement filed in connection with such initial underwritten offering of our common stock; provided, that this restriction will not apply if the shelf registration statement of which this prospectus is a part has been declared effective prior to our initial underwritten offering. See “Plan of Distribution.”

PLAN OF DISTRIBUTION
     We are registering the common stock covered by this prospectus to permit selling shareholders to conduct public secondary trading of these shares from time to time after the date of this prospectus. Under the registration rights agreement we entered into in connection with the 2006 Private Placement, we agreed to, among other things, bear all expenses, other than brokers’ or underwriters’ discounts and commissions, in connection with the registration and sale of the common stock covered by this prospectus. We will not receive any of the proceeds of the sale of the common stock offered by this prospectus. The aggregate proceeds to the selling shareholders from the sale of the common stock will be the purchase price of the common stock less any discounts and commissions. A selling shareholder reserves the right to accept and, together with their agents, to reject, any proposed purchases of common stock to be made directly or through agents.
     The common stock offered by this prospectus may be sold from time to time to purchasers:
•	directly by the selling shareholders and their successors, which includes their donees, pledgees or transferees or their successors-in-interest, or

•	through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or agent’s commissions from the selling shareholders or the purchasers of the common stock. These discounts, concessions or commissions may be in excess of those customary for the types of transactions involved but will not be greater than eight percent for the sale of any securities being registered pursuant to SEC Rule 415.

     The selling shareholders and any underwriters, broker-dealers or agents who participate in the sale or distribution of the common stock may be deemed to be “underwriters” within the meaning of the Securities Act. The selling shareholders identified as registered broker-dealers in the selling shareholders table set forth under “Selling Shareholders” are deemed to be underwriters with respect to securities sold by them pursuant to this prospectus. As a result, any profits on the sale of the common stock by such selling shareholders and any discounts, commissions or agent’s commissions or concessions received by any such broker-dealer or agents may be deemed to be underwriting discounts and commissions under the Securities Act. Selling shareholders who are deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to prospectus delivery requirements of the Securities Act. Underwriters are subject to certain statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act.
     The common stock may be sold in one or more transactions at:
•	fixed prices;

•	prevailing market prices at the time of sale;

•	prices related to such prevailing market prices;

•	varying prices determined at the time of sale; or

•	negotiated prices.
     These sales may be effected in one or more transactions:
•	on any national securities exchange or quotation on which the common stock may be listed or quoted at the time of the sale;

•	in the over-the-counter market;

•	in transactions other than on such exchanges or services or in the over-the-counter market;

•	through the writing of options (including the issuance by the selling shareholders of derivative securities), whether the options or such other derivative securities are listed on an options exchange or otherwise;

•	through the settlement of short sales; or

•	through any combination of the foregoing.
     These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

     In connection with the sales of the common stock, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions which in turn may:
•	engage in short sales of the common stock in the course of hedging their positions;

•	sell the common stock short and deliver the common stock to close out short positions;

•	loan or pledge the common stock to broker-dealers or other financial institutions that in turn may sell the common stock;

•	enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of the common stock, which the broker-dealer or other financial institution may resell under the prospectus; or

•	enter into transactions in which a broker-dealer makes purchases as a principal for resale for its own account or through other types of transactions.
     To our knowledge, there are currently no plans, arrangements or understandings between or among any selling shareholders and any underwriter, broker-dealer or agent regarding the sale of the common stock by the selling shareholders.
     We intend to apply for listing of our common stock on the NASDAQ Global Market. However, we can give no assurances (i) that our common stock will be approved by the NASDAQ Global Market or (ii) as to the development of liquidity or any trading market for the common stock.
     There can be no assurance that any selling shareholder will sell any or all of the common stock covered by this prospectus. Further, we cannot assure you that any such selling shareholder will not transfer, devise or gift the common stock by other means not described in this prospectus. In addition, any common stock covered by this prospectus that qualifies for sale under Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than under this prospectus. The common stock covered by this prospectus may also be sold to non-U.S. persons outside the U.S. in accordance with Regulation S under the Securities Act rather than under this prospectus. The common stock may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification is available and complied with.
     The selling shareholders and any other person participating in the sale of the common stock will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the common stock by the selling shareholders and any other such person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the particular common stock being distributed. This may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.
     We have agreed to indemnify the selling shareholders against certain liabilities, including liabilities under the Securities Act.
     We have agreed to pay substantially all of the expenses incidental to the registration of the common stock, including the payment of federal securities law and state blue sky registration fees, except that we will not bear any underwriting discounts or commissions or transfer taxes relating to the sale of shares of our common stock by the selling shareholders.

LEGAL MATTERS
     Mayer, Brown, Rowe & Maw LLP, Chicago, Illinois, will pass upon the validity of the shares of our common stock offered by the selling shareholders under this prospectus.
EXPERTS
     The consolidated balance sheets of Coleman Cable, Inc. as of December 31, 2004 and 2005, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
     We have filed with the Securities and Exchange Commission a registration statement on Form S-1, together with any amendments and related exhibits, under the Securities Act of 1933, with respect to our shares of common stock offered by this prospectus. The registration statement contains additional information about us and our shares of common stock being offered by this prospectus.
     We file annual, quarterly and current reports and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934. Our SEC filings are available to the public over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. In addition, through our website, www.colemancable.com, you can access electronic copies of documents we file with the SEC, including our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K and any amendments to those reports. Information on our website is not incorporated by reference in this prospectus. Access to those electronic filings is available as soon as practicable after filing with the SEC. You may also request a copy of those filings, excluding exhibits, from us at no cost. Any such request should be addressed to us at: 1530 Shields Drive, Waukegan, Illinois 60085, Attention: Richard N. Burger, Chief Financial Officer.

COLEMAN CABLE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2003	2004	2005
	(Dollars in thousands except share data)
NET SALES	$233,555	$285,792	$346,181
COST OF GOODS SOLD	198,457	240,260	292,755

GROSS PROFIT	35,098	45,532	53,426
SELLING, ENGINEERING, GENERAL AND ADMINISTRATIVE EXPENSES	18,262	26,475	25,654
RESTRUCTURING CHARGES, NET	249	(190)	—

OPERATING INCOME	16,587	19,247	27,772
INTEREST EXPENSE, NET	10,087	11,252	15,606
LOSS ON EARLY EXTINGUISHMENT OF DEBT	—	13,923	—
OTHER INCOME, NET	(110)	(13)	(1,267)

INCOME (LOSS) BEFORE INCOME TAXES	6,610	(5,915)	13,433
INCOME TAX EXPENSE	1,558	3,092	2,298

NET INCOME (LOSS)	$5,052	$(9,007)	$11,135

EARNINGS PER COMMON SHARE DATA
NET INCOME (LOSS) PER SHARE:
Basic	$0.44	$(0.76)	$0.87
Diluted	0.36	(0.76)	0.87
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
Basic	11,467,705	11,795,249	12,749,398
Diluted	13,968,568	11,795,249	12,749,398

UNAUDITED PRO FORMA DATA
PRO FORMA NET INCOME (LOSS)
Income (loss) before income taxes	$6,610	$(5,915)	$13,433
Pro forma income tax expense (benefit)	2,614	(2,362)	5,351

Pro forma net income (loss)	$3,996	$(3,553)	$8,082

PRO FORMA NET INCOME (LOSS) PER SHARE
Basic	$0.35	$(0.30)	$0.63
Diluted	0.29	(0.30)	0.63
See notes to consolidated financial statements.

COLEMAN CABLE, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,
	2004	2005
	(Dollars in thousands except
	share data))
Assets
CURRENT ASSETS:
Cash and cash equivalents	$1,034	$58
Accounts receivable, less allowance for uncollectible accounts of $1,655 and $1,876, respectively	48,613	58,840
Inventories, net	50,134	67,889
Deferred income taxes	—	206
Prepaid expenses and other current assets	1,402	2,890

Total current assets	101,183	129,883

PROPERTY, PLANT AND EQUIPMENT:
Land	579	579
Buildings and leasehold improvements	8,024	7,732
Machinery, fixtures and equipment	41,440	44,894

	50,043	53,205
Less accumulated depreciation and amortization	(26,658)	(28,889)
Construction in progress	2,216	948

Property, plant and equipment, net	25,601	25,264
GOODWILL AND INTELLECTUAL PROPERTY, NET	60,663	60,651
DEFERRED DEBT ISSUANCE COSTS, NET AND OTHER ASSETS	9,609	5,590

TOTAL ASSETS	$197,056	$221,388

Liabilities and Shareholders’ Equity
CURRENT LIABILITIES:
Current portion of long-term debt	$3,430	$874
Accounts payable	19,975	22,126
Accrued liabilities	14,664	16,776
Deferred income taxes	358	—

Total current liabilities	38,427	39,776

LONG-TERM DEBT	156,297	168,426
DEFERRED INCOME TAXES	132	115
SHAREHOLDERS’ EQUITY:
Common stock, par value $0.001; 31,260,790 shares authorized and 12,749,398 shares issued and outstanding	13	13
Additional paid-in capital	25,546	25,546
Accumulated deficit	(23,359)	(12,488)

Total shareholders’ equity	2,200	13,071

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$197,056	$221,388

See notes to consolidated financial statements.

COLEMAN CABLE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2003	2004	2005
	(Dollars in thousands)
CASH FLOW FROM OPERATING ACTIVITIES:
Net income (loss)	$5,052	$(9,007)	$11,135
Adjustments to reconcile net income (loss) to net cash flow from operating activities:
Depreciation and amortization	6,210	6,102	5,792
Noncash interest expense	1,502	1,104	—
Stock compensation	—	1,648	—
Loss on early extinguishment of debt	—	13,923	—
Noncash interest income	(227)	(245)	(110)
Deferred tax provision	(338)	(18)	(581)
Gain on the sales of fixed assets—net	(60)	(13)	(7)
Gain on sale of investment—net	—	—	(1,267)
Changes in operating assets and liabilities:
Accounts receivable	(5,375)	(11,309)	(10,227)
Inventories	(1,134)	(13,981)	(17,755)
Prepaid expenses and other assets	(123)	(560)	(1,417)
Accounts payable	12,327	(2,407)	1,985
Accrued liabilities	(1,064)	4,696	2,112

Net cash flow from operating activities	16,770	(10,067)	(10,340)

CASH FLOW FROM INVESTING ACTIVITIES:
Capital expenditures	(2,345)	(4,714)	(6,171)
Purchase of intellectual property	(50)	—	—
Proceeds from the sales of fixed assets	784	13	—
Proceeds from sale of investment	—	—	4,382

Net cash flow from investing activities	(1,611)	(4,701)	(1,789)

CASH FLOW FROM FINANCING ACTIVITIES:
Net borrowings (repayments) under revolving loan facilities	(6,450)	47,810	16,180
Early retirement of debt	—	(124,601)	(3,822)
Issuance of senior notes, net of issuance costs	—	113,392	—
Repayment of long-term debt	(7,204)	(3,686)	(941)
Borrowings of long-term debt	—	644	—
Repurchase of warrants	—	(3,000)	—
Dividends paid to shareholders	(1,501)	(14,806)	(264)

Net cash flow from financing activities	(15,155)	15,753	11,153

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	4	985	(976)
CASH AND CASH EQUIVALENTS—Beginning of year	45	49	1,034

CASH AND CASH EQUIVALENTS—End of year	$49	$1,034	$58

NONCASH ACTIVITY
Reduction of carrying value of Oswego fixed assets and capital lease obligation	—	—	$1,878
Capital lease obligation	—	—	$34
Unpaid capital expenditures	—	—	$166
See notes to consolidated financial statements.

COLEMAN CABLE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

			Retained
	Common	Additional	Earnings
	Stock	Paid-in	(Accumulated
	Issued	Capital	Deficit)	Total
	(Dollars in thousands)
BALANCE—January 1, 2003	12	$26,899	$(3,097)	$23,814
Net income	—	—	5,052	5,052
Dividends	—	—	(1,501)	(1,501)

BALANCE—December 31, 2003	12	26,899	454	27,365
Repurchase of warrants	—	(3,000)	—	(3,000)
Common stock issuance	1	1,647	—	1,648
Net loss	—	—	(9,007)	(9,007)
Dividends	—	—	(14,806)	(14,806)

BALANCE—December 31, 2004	13	25,546	(23,359)	2,200
Net income	—	—	11,135	11,135
Dividends	—	—	(264)	(264)

BALANCE—December 31, 2005	$13	$25,546	$(12,488)	$13,071

See notes to consolidated financial statements.

COLEMAN CABLE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Dollars in thousands)
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     Principles of Consolidation and Basis of Presentation—The financial statements include the accounts of Coleman Cable, Inc. and its wholly-owned subsidiaries (the “Company”). The Company manufactures and markets electrical and electronic wire and cable products for consumer, commercial and industrial applications. All intercompany accounts and transactions have been eliminated in consolidation.
     Accounting Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Estimates are required for several matters, including inventory valuation, determining the allowance for uncollectible accounts and accruals for sales incentives, depreciation, amortization and recoverability of long-lived assets as well as establishing restructuring, self-insurance, legal, environmental and tax accruals. Actual results could differ from those estimates. Summarized below is the activity for the allowance for uncollectible accounts:

	2003	2004	2005
Balance at Beginning of Year	$1,237	$1,373	$1,655
Provisions	408	653	369
Write-offs and credit allowances, net of recovery	(272)	(371)	(148)

Balance at End of Year	$1,373	$1,655	$1,876

     Revenue Recognition—The Company recognizes sales of its products when the products are shipped to customers and title passes to the customer in accordance with the terms of sale. Billings for shipping and handling costs are recorded as sales and related costs are included in cost of goods sold. A provision for payment discounts, product returns and customer rebates is estimated based upon historical experience and other relevant factors and is recorded within the same period that the revenue is recognized.
     Cash and Cash Equivalents—The Company considers short-term investments with an original maturity of three months or less to be cash equivalents.
     Inventories—Inventories include material, labor and overhead costs and are recorded at the lower of cost or market on the first-in, first-out (FIFO) basis. The Company estimates losses for excess, obsolete inventory and the net realizable value of inventory based on the aging of the inventory and the evaluation of the likelihood of recovering the inventory costs based on anticipated demand and selling price.
     Plant and Equipment—Plant and equipment are carried at cost and are depreciated over their estimated useful lives, ranging from three to twenty years, using principally the straight-line method for financial reporting purposes and accelerated methods for tax reporting purposes. The carrying value of all long-lived assets is evaluated periodically in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, to determine if adjustment to the depreciation period or the carrying value is warranted. If events and circumstances indicate that the long-lived assets should be reviewed for possible impairment. The Company uses projections to assess whether future cash flows on a non-discounted basis related to the tested assets are likely to exceed the recorded carry amount of those assets to determine whether write-down is appropriate. If the Company identifies impairment, it will report a loss to the extent that the carrying values of the impaired assets exceed their fair values as determined by valuation techniques appropriate in the circumstances that could include the use of similar projections on a discounted basis.
     The estimated useful lives of buildings range from 5 to 20 years; leasehold improvements have a useful life equal to the shorter of the useful life of the asset or the lease term; and estimated useful lives of machinery, fixtures and equipment range from 3 to 8 years.
     Software Development—Statement of Position (SOP) No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, provides guidance on the accounting for the cost of computer software developed or obtained for internal use. In accordance with SOP No. 98-1 the Company expenses costs associated with software developed for use in the Company’s operations during the preliminary project and the post-implementation/operational stages and capitalizes the costs incurred in the application development stage. These costs consist primarily of outside consulting services and internal development costs and are amortized on a straight-line basis over the estimated useful life of the product, which is three years. As of December 31, 2004 and

December 31, 2005 the amount capitalized was approximately $1,417 and $1,550, respectively, which is included in Machinery, Fixtures and Equipment in the consolidated balance sheets. Accumulated amortization was approximately $490 and $993 as of December 31, 2004 and December 31, 2005, respectively.
     Goodwill, Intellectual Property and Long-lived Assets—SFAS No. 142, Goodwill and Other Intangible Assets, addresses the financial accounting and reporting for acquired goodwill and other intangible assets. Under SFAS No. 142, the Company does not amortize goodwill, but goodwill is subject to periodic impairment testing. In accordance with SFAS No. 144, the carrying value of all long-lived assets with definite lives, primarily property and equipment, is evaluated whenever events or changes in circumstances indicate that a potential impairment has occurred. Intangible assets are amortized over their estimated useful lives.
     Income Taxes—The Company is treated as an S corporation for federal and state income tax purposes. Accordingly, the shareholders are responsible for federal and substantially all state income tax liabilities arising out of the operations. Dividends are paid annually to shareholders at amounts that approximate the shareholders’ current tax liability arising from their ownership in the Company. A wholly owned subsidiary of the Company, CCI Enterprises, Inc. (the “Subsidiary”) is a C corporation and, as such, is subject to federal and state income tax. The Company accounts for income taxes at the Subsidiary in accordance with SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109, deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax basis of assets and liabilities using enacted tax rates. A provision for income tax expense is recognized for income taxes payable for the current period, plus the net changes in deferred tax amounts.
     Financial Instruments and Hedging—Financial instruments include working capital items and debt. The book values of cash and cash equivalents, trade receivables and trade payables are considered to be representative of their respective fair values because of the immediate or short-term maturity of these financial instruments. The Company also believes that the fair value of the Company’s debt instruments with third parties approximates the book value.
     Concentrations of credit risk arising from trade accounts receivable are due to selling to a number of customers in a particular industry. The Company performs ongoing credit evaluations of its customers’ financial condition and obtains collateral or other security when appropriate. No customer accounts for more than 10% of accounts receivable as of December 31, 2004 and December 31, 2005.
     Cash and cash equivalents are placed with a financial institution that the Company believes has an adequate credit standing. From time-to-time the Company enters into commodity contracts to hedge against future cost increases. The terms of the contracts have a term of less than one year. There were no outstanding contracts at December 31, 2004 and contracts with a value of $292 at December 31, 2005, which were included in cost of goods in the accompanying consolidated financial statements.
New Accounting Pronouncements
     In January 2003, the Financial Accounting Standards Board (FASB) issued Financial Interpretation (FIN) No. 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin 51, Consolidated Financial Statements. FIN No. 46 requires that unconsolidated variable interest entities be consolidated by their primary beneficiary and applies immediately to variable interest entities created after January 31, 2003. In December 2003, the FASB revised certain provisions of FIN No. 46 and modified the effective date for all variable interest entities existing before January 31, 2003 to the first period ending March 15, 2004. Adoption of FIN No. 46 in 2004 did not have an impact on the Company’s financial position or results of operations.
     In November 2004, the FASB issued SFAS No. 151, Inventory Costs—An Amendment of ARB No. 43, Chapter 4. SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS No. 151 is effective for fiscal years beginning after June 15, 2005 and is required to be adopted by the Company in the first quarter of 2006. The Company does not expect the adoption of SFAS No. 151 to have a material impact on the Company’s financial position or results of operations.
     In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions. SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29 and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 is effective for periods beginning after June 15, 2005. The Company does not expect SFAS No. 153 to have a material impact on the Company’s financial position or results of operations.
     In December 2004, the FASB issued the revised SFAS No. 123, Share-Based Payment. SFAS No. 123R supercedes APB No. 25 and requires the recognition of compensation expense over the vesting period for all share-based payments, including stock options, based on the fair value of the instrument at the grant date. SFAS No. 123R is effective starting with the first interim period of the Company’s fiscal year beginning after June 15, 2005. The Company does not expect the adoption of SFAS No. 123R to have a material impact on the Company’s financial position or results of operations.
     In March 2005, the FASB issued FIN No. 47, Accounting for Conditional Asset Retirement Obligations, which clarifies guidance provided by SFAS No. 143, Accounting for Asset Retirement Obligations. FIN No. 47 is effective for companies with fiscal years ending after December 15, 2005.
     The adoption of FIN No. 47 did not have a significant impact on the Company’s financial position, results of operations or cash flows.
2. RESTRUCTURING CHARGES
     In 2002, the Company’s management approved the adoption of a restructuring plan to reduce administrative and operational overhead costs associated with production at its El Paso facility. The Company recorded restructuring charges of $2,100. The charges consisted of $1,620 for the write-off of fixed assets and facility exit costs and $480 of severance and related costs for hourly and salaried employment reductions at the facility. The plan involved the elimination of 145 positions.
     In 2003, the Company recorded an additional charge of $59 for facility exit costs associated with the 2002 restructuring. During 2003, the Company’s management approved the adoption of a restructuring plan to move the cord operations from its Waukegan facility to Miami. As of December 31, 2003 the Company recorded $190 of severance costs for the hourly and salaried employment reductions in accordance with SFAS No. 146, Accounting for Costs Associated with the Exit of Disposed Activities.
     In 2004, the Company reversed $190 of accruals recorded in prior years to income as such accruals were deemed no longer necessary.
     The following table summarizes the restructuring activity from December 31, 2002 through December 31, 2005:

	Employee	Facility
	Termination	Consolidation
	Costs	Costs	Total
BALANCE—December 31, 2002	$251	$198	$449
Additions	190	59	249
Uses	(131)	(167)	(298)

BALANCE—December 31, 2003	310	90	400
Adjustments	(190)	—	(190)
Uses	(120)	(90)	(210)

BALANCE—December 31, 2004 and 2005	$—	$—	$—

3. INVENTORIES
     Inventories consisted of the following:

	December 31,
	2004	2005
FIFO cost:
Raw materials	$13,158	$16,295
Work in progress.	3,468	3,537
Finished products	33,508	48,057

Total	$50,134	$67,889

4. ACCRUED LIABILITIES
     Accrued liabilities at December 31, 2004 and December 31, 2005 consisted of the following:

	December 31,
	2004	2005
Salaries, wages and employee benefits	$4,364	$4,814
Sales incentives	4,604	6,093
Income taxes	—	24
Interest	3,186	3,121
Other	2,510	2,724

Total	$14,664	$16,776

5. GOODWILL AND INTELLECTUAL PROPERTY
     Intellectual property included in the accompanying consolidated balance sheets represents trademarks acquired in 2003 with an original cost of $50 and accumulated amortization of $15 and $27 as of December 31, 2004 and 2005. Related amortization expense was $12 and $12 for 2004 and 2005, respectively.
     As described in Note 13, the Company has eleven operating segments which are aggregated into the Company’s three reportable business segments. Intellectual property has been allocated to the Corporate segment. Goodwill was allocated as of January 1, 2002 as follows:

Electrical/Wire and Cable Distributors	$25,023
Specialty Distributors and OEM’s	31,696
Consumer Outlets	3,909

$60,628

     The amount of goodwill allocated to each operating segment has not changed since 2002. The Company’s review for potential goodwill impairment required by the provisions of SFAS No. 142 is performed at the operating segment level of the Company. The Company performs a review for potential goodwill impairment testing as of the end of each year. The Company’s review indicated that the fair value of each of the eleven operating segments, based primarily on discounted cash flow projections, exceeded the carrying value of each segment’s allocated share of net assets, and accordingly, there was no goodwill impairment in any year. The Company will continue to monitor financial performance indicators across the various operating segments, particularly in the Recreation/Transportation and Retail operating segments, which had combined goodwill balances of $4,047 at December 31, 2005.
6. DEBT

	December 31,	December 31
	2004	2005
Revolving credit facility	$29,820	$46,000
Senior notes	120,000	120,000
Capital lease obligations (refer to Note 9)	7,593	1,489
Other long-term debt, annual interest rates up to 6.5%, payable through 2019	2,314	1,811

	159,727	169,300
Less current portion	(3,430)	(874)

Total long-term debt	$156,297	$168,426

     Annual maturities of long-term debt for each of the next five years and thereafter in the aggregate are as follows:

2006	$874
2007	942
2008	969
2009	46,385
2010	10
Subsequent to 2010	120,120

Total debt maturities	$169,300

     On September 28, 2004, the Company completed a comprehensive refinancing of its bank debt. The refinancing included the following: (i) the private placement of 8-year senior unsecured notes (the “Notes”) and (ii) a new senior secured revolving credit facility (the “Revolving Credit Facility”), which became effective on that date. The Company received net proceeds of $113,392 from the Notes and borrowed $27,810 under the Revolving Credit Facility. The Company used the net proceeds from this refinancing transaction to repay the outstanding indebtedness of $77,739 plus accrued interest and other fees of $270 under the then- existing senior secured revolving credit facility and Term A and Term B loans. The Company also paid $36,862 plus accrued interest and other fees of $974 to redeem in full the 15% subordinated notes due 2008, a make-whole premium to the previous lenders of $10,000 and repurchased for $3,000 the outstanding warrants originally issued in connection with the subordinated notes. In connection with the refinancing, the Company also made a non-tax related distribution to shareholders of $14,110 and paid to certain members of senior management a special cash bonus and a stock bonus of $1,390 and $1,648, respectively. The Notes were issued in the amount of $120,000, bear interest at a fixed rate of 9.875% and mature in 2012. In connection with the refinancing, the Company incurred fees and expenses totaling $6,608, which are included in “debt issuance costs, net and other assets” in the accompanying consolidated balance sheets. The applicable fees and expenses are amortized over the respective lives of the Revolving Credit Facility and the Notes on a straight-line basis over 5 and 8 years, respectively. Amortization was $234 and $935 and accumulated amortization was $234 and $1,169 for December 31, 2004 and 2005, respectively. In connection with this refinancing, the Company also recorded a loss on early extinguishment of debt of $13,923. This loss consisted of the aforementioned make-whole premium and the write-off of the unamortized balance of $2,235 of previously deferred debt issuance costs.
     The indenture governing the Notes contains covenants that, among other things, limit the Company’s ability and the ability of certain of its subsidiaries to: incur additional indebtedness; make restricted payments; create liens; pay dividends; consolidate, merge or sell substantially all of its assets; enter into sale and leaseback transactions; and enter into transactions with affiliates. As of December 31, 2005, the Company was in compliance with all of the covenants contained in the indenture.
     The Revolving Credit Facility will mature on September 28, 2009 and is an asset-based lending agreement whereby the Company can receive advances based on the lesser of $75,000 or the sum of 85% of eligible accounts receivable and 55% of inventories. The Revolving Credit Facility contains a $5,000 limit for letters of credit with outstanding letters of credit reducing the total amount available for borrowing under the Revolving Credit Facility. The Revolving Credit Facility is secured by substantially all of the Company’s assets, including accounts receivable, inventory and any other tangible and intangible assets. Interest is payable at the bank’s prime rate plus a range of 0.25% to 1.25%, or at the option of the Company, LIBOR plus 1.75% to 2.75%. The Company classifies the portion of the Revolving Credit Facility that is expected to be repaid within the next year as a current liability. The Revolving Credit Facility accrued interest at an average rate of 4.39% and 5.7% and the Company’s average borrowed amount was $30,063 and $38,596 in the years ended December 31, 2004, and December 31, 2005, respectively, none of which was against the limit for letters of credit. As of December 31, 2005, the Company had $26,369 of additional borrowing capacity.
     The Revolving Credit Facility contains more restrictive covenants than the indenture governing the Notes, which consist of certain financial covenants, including, but not limited to, a fixed charge coverage ratio and a leverage ratio. In addition, the Revolving Credit Facility contains other customary affirmative and negative covenants relating to limitations on dividends and other indebtedness, liens, investments, guarantees, mergers and acquisitions, sales of assets, capital expenditures and leases. On November 2, 2005, the Company entered into an amendment to the Revolving Credit Facility with the lenders that removed the capital expenditures restriction originally contained in the Revolving Credit Facility since capital expenditures are effectively limited by the Fixed Charge Coverage Ratio. The Company was in compliance with all covenants in the Revolving Credit Facility as of December 31, 2005.
     The Notes and the Revolving Credit Facility both have restrictions on dividend distributions to shareholders, including but not limited to, a percentage of net income (less distributions for tax purposes). The distributions for tax purposes are computed at the shareholder applicable tax rate, net of any aggregated tax benefit received for prior periods. Distributions for tax purposes are not restricted so long as the Company qualifies as an S corporation. All distributions to shareholders permitted in 2004 pursuant to the Notes and the Revolving Credit Facility were paid as of December 31, 2004. The Company paid $264 of tax distributions to shareholders in 2005. Shareholder distributions for 2004 were $14,806 consisting of $696 of tax distributions and $14,110 of distributions in connection with the debt refinancing.
     In 2004, the Company’s former revolving credit facility had a weighted average interest rate on borrowings of 4.06% and a weighted average borrowing amount of $42,346 through the repayment date.
     In 2004, the Term A and Term B loans had a weighted average interest rate on borrowings of 4.42% and a weighted average borrowing amount of $31,267 through the repayment date.
     The Company had subordinated notes that were due June 30, 2008, issued under an indenture with Prudential (the “Subordinated Notes”). The Subordinated Notes were unsecured obligations of the Company, limited to a $32,000 aggregate principal amount, and would have matured on June 30, 2008. The Subordinated Notes bore interest at 12% per annum payable quarterly and 3% payable in-kind. The Subordinated Notes carried common stock purchase warrants, representing 16% of the then issued and outstanding shares of common stock. The Company redeemed these Subordinated Notes on September 28, 2004. The Subordinated Notes also carried contingent warrants, which constituted 2% of the then issued and outstanding shares of common stock at September 28, 2004. All of the warrants were valued at fair value at the time of the issuance and were reflected as additional paid-in capital and as a discount to the Subordinated Notes’ principal value. The unamortized discount of the warrants at December 31, 2003 and September 28, 2004 was $1,982 and $1,688, respectively. The Company repurchased for $3,000 all outstanding warrants on September 28, 2004.
     In connection with the purchase of the Oswego Wire Incorporated facility (“Oswego”) and certain related equipment Oswego acquired the rights and assumed the capital lease obligation of Copperweld Corporation (“Copperweld”) under a certain Amended and Restated Sale Agreement (“Sale Agreement”) between Copperweld and the County of Oswego Industrial Development Agency (“IDA”). Terms of the Sale Agreement specified payment of $5,700 on July 1, 2012 with interest to be paid quarterly through that date on the outstanding balance at a rate of 55% of prime. In order to secure payment of the loan, in 1987, the Company purchased and placed in a dedicated fund $675 of 8.7% zero coupon bonds issued by the Municipal Authority of Westmoreland County, Pennsylvania, redeemable in the amount of $5,700 on July 1, 2012. Upon maturity, the proceeds of the investment in the zero coupon bonds were to be used to fulfill the obligation under the Sale Agreement. The market value of the bond at December 31, 2004 was $4,325. The bonds were expected to be held to maturity, and were carried at their original cost of $675 plus accumulated interest of $2,330 and were included in other assets in the accompanying consolidated balance sheet at December 31, 2004. Copperweld had a security interest in certain property and equipment with a net book value of $559 at December 31, 2004.
     On May 16, 2005, Oswego and Copperweld reached a definitive agreement regarding the accelerated payment of the $5,700 lease obligation due under the Sale Agreement. Oswego sold the zero coupon bonds for $4,382 and made a cash payment of $3,822 to Copperweld, in exchange for complete settlement of Oswego’s obligations under the Amended and Restated Sale Agreement and the conveyance by Copperweld to Oswego of all of Copperweld’s rights, title and interest in and to the Oswego facility, free and clear of any liens and encumbrances held by Oswego County. The Company recognized a gain of $1,267 related to the sale of the zero coupon bonds, which is included in “Other income” and reduced the carrying value of the Oswego fixed assets by $1,878, the amount by which the lease obligation exceeded the amount paid to settle the obligation.
     The Company has notes issued to the IDA for the financing of certain machinery and capital improvements. The notes include $3,300 for a machinery loan requiring 108 monthly payments of $40, which bears interest at 5.97% per annum. The outstanding balance of the loan at December 31, 2005 was $1,262. A capital improvement loan on the building was also obtained for $200, requiring 240 monthly payments and bearing interest at 6.25% per annum. The balance of the loan at December 31, 2004 and December 31, 2005 was $170 and $163, respectively.
     Interest expense was $15,722 net of interest income of $116 for the year ended December 31, 2005.
7. INCOME TAXES
     The Subsidiary had pretax income for financial statement purposes for the years ended December 31, 2003, 2004 and 2005. Accordingly, the Company had an income tax expense during this period. The income tax expense consists of the following:

	2003	2004	2005
Current	$1,220	$3,074	$2,879
Deferred	338	18	(581)

Income tax	$1,558	$3,092	$2,298

     The Company’s deferred taxes result primarily from the Subsidiary’s estimated future tax effect of differences between financial and tax basis of assets and liabilities based on enacted tax laws. Valuation allowances, if necessary, are provided against deferred tax assets that are not likely to be realized. No such valuation allowances have been recorded. Prior to November 30, 2005, the Company also recognized deferred taxes as a result of the factoring of intercompany receivables, which was discontinued as of that date. The Subsidiary sold all remaining factored accounts receivable back to the Company.

     Significant components of the Subsidiary’s deferred tax (assets) and liabilities as of December 31, 2004 and 2005 are as follows:

	2004	2005
Deferred tax assets:
Reserves not deducted for tax	$(312)	$(246)
Deferred tax liabilities:
Factoring income recognized for tax	638	—
Other	164	155

Net deferred tax liability (asset).	$490	$(91)

     The income tax expense differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for the years ended December 31, 2003, 2004 and 2005. A reconciliation of the statutory federal income tax amount to the income tax expense recorded on the Company’s income statement is as follows:

	2003	2004	2005
U.S. Federal statutory rate (benefit)	$2,314	$(2,011)	$4,702
Increase (decrease) in income taxes resulting from:
Non-taxable S corporation (income) losses	(688)	4,917	(2,649)
State taxes	112	168	81
Other	(180)	18	164

Income taxes	$1,558	$3,092	$2,298

     The Internal Revenue Service is currently reviewing the Company’s 2002, 2003, and 2004 federal income tax returns. Management believes that the ultimate outcome of this examination will not result in a material adverse impact on the Company’s consolidated financial position, results of operations or cash flows.
8. EMPLOYEE BENEFITS
     The Company provides defined contribution savings plans for management and other employees. The plans provide for fixed matching contributions based on the terms of such plans to the accounts of plan participants. Additionally, the Company, with the approval of its Board of Directors, may make discretionary contributions. The Company expensed $347, $386 and $440 related to these savings plans during 2003, 2004 and 2005, respectively.
9. COMMITMENTS AND CONTINGENCIES
     Operating Leases—The Company leases certain of its buildings, machinery and equipment under operating lease agreements that expire at various dates over the next ten years. Rent expense for such leases was $3,135, $2,919 and $3,104 for 2003, 2004 and 2005, respectively. Minimum future rental payments under noncancellable operating leases, with initial lease terms in excess of one year, for each of the next five years and thereafter in the aggregate are as follows:

2006	$2,607
2007	1,418
2008	978
2009	983
2010	959
Subsequent to 2010	3,873

Total minimum rental payments	$10,818

     Capital Leases—The Company leases various manufacturing, office and warehouse properties and office equipment under capital leases that expire at various dates through 2009. The assets are amortized/depreciated over the shorter of their related lease terms or their estimated productive lives.

     Minimum future lease payments under capital leases as of December 31, 2005 are as follows:

2006	$514
2007	509
2008	509
2009	300
Subsequent to 2009	—

Total minimum lease payments	1,832
Less amounts representing interest	(343)

Present value of net minimum lease payments	1,489
Less current portion	(360)

Long-term obligations under capital leases	$1,129

     Obligations under capital leases are included with debt in the accompanying consolidated balance sheet (see Note 6).
     Legal Matters—The Company is party to two environmental claims. The Leonard Chemical Company Superfund site consists of approximately 7.1 acres of land in an industrial area located a half mile east of Catawba, York County, South Carolina. The Leonard Chemical Company operated this site until the early 1980’s for recycling of waste solvents. These operations resulted in the contamination of soils and groundwaters at the site with hazardous substances. In 1984, the U.S. Environmental Protection Agency listed this site on the National Priorities List. Riblet Products Corporation, with which the Company merged in 2000, was identified through documents as a company that sent solvents to the site for recycling and was one of the companies receiving a special notice letter from the Environmental Protection Agency identifying it as a party potentially liable under the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) for cleanup of the site.
     In 2004, the Company along with other “potentially responsible parties” (“PRPs”) entered into a Consent Decree with the Environmental Protection Agency requiring the performance of a remedial design and remedial action (“RD/RA”) for this site. The Company has entered into a Site Participation Agreement with the other PRPs for fulfillment of the requirements of the Consent Decree. Under the Site Participation Agreement, the Company is responsible for 9.19% share of the costs for the RD/RA. The Company recorded an accrual in 2004 for $380 for this liability, and the accrual remained unchanged as of December 31, 2005.
     On March 16, 2005, the Company received notice from a PRP Group that the Company had potential liability at the HIMCO Dump Site in Elkhart, Indiana as a result of the activities of Riblet Products Corporation, and the Company could resolve those potential liabilities by a commitment to pay a cashout settlement and an administrative assessment to cover past and future group expenses on a per capita basis. The Company recorded an accrual in 2004 for $71 for this liability, and the accrual remained unchanged as of December 31, 2005.
     During 2004, the Company settled a commercial dispute with a former software vendor. The settlement resulted in the Company receiving $150 in cash and the release of a $645 liability. Such amounts have been recorded as a reduction of selling, engineering, general and administrative expense for the year ended December 31, 2004.
     The Company believes that its accruals related to the environmental, litigation and other claims are sufficient and that these items and its rights to available insurance and indemnity will be resolved without material adverse effect on its financial position, results of operations and liquidity, individually or in the aggregate. The Company cannot, however, provide assurance that this will be the case.
     Self-Insurance—The Company is primarily self-insured for health costs for covered individuals in several of its facilities and believes that it maintains adequate accruals to cover the retained liability. The accrual for self-insurance liability is determined by management and is based on claims filed and an estimate of claims incurred but not yet reported. The Company’s self-insurance expenses were $759, $750 and $962 in 2003, 2004 and 2005, respectively.

10. SUPPLEMENTAL CASH FLOW INFORMATION

	2003	2004	2005
Cash paid for income taxes	$971	$2,568	$2,792
Cash interest payments	8,323	6,499	14,813
11. RELATED PARTIES
     In July 2004, the Company entered into an operating lease for the corporate office located in Waukegan, Illinois (the “Corporate Office”) with a third-party lessor. The lease was negotiated at the then-prevailing market terms. In 2005, substantially all of the shareholders of the Company contributed cash equity to form HQ2 Properties, LLC (“HQ2”), which then purchased the Corporate Office in August 2005. HQ2 assumed the existing lease on the same terms from the previous lessor, with the exception of the lease term, which was extended from 2014 to 2015. Rent paid to HQ2 for the six months ended December 31, 2005 was $148.
     Two of the Company’s shareholders have consulting arrangements with the Company whereby, in addition to their service as directors of the Company, they provide advice and counsel on business planning and strategy, including advice on potential acquisitions. Pursuant to this arrangement, and for their service as directors, the Company paid each eligible individual fees of $38, $100 and $250 in 2003, 2004 and 2005, respectively.
12. INVENTORY THEFT
     During the quarter ended September 30, 2005, the Company experienced a theft of inventory as a result of break-ins at the manufacturing facility located in Miami Lakes, Florida. The Company believes it will recover the amount of the loss, net of deductibles, under its insurance policy. As a result of the loss, the value of inventory was reduced by $1,280 and an insurance receivable was recorded and is included in prepaid expenses and other current assets in the accompanying consolidated balance sheet as of December 31, 2005.
13. BUSINESS SEGMENT INFORMATION
     The Company has three reportable business segments: Electrical/Wire and Cable Distributors, Specialty Distributors and OEMs, and Consumer Outlets. These segment classifications are based on an aggregation of customer groupings and distribution channels because this is the way the Company’s chief operating decision maker evaluates the results of each operating segment.
     The Company has aggregated operating segments into three reportable business segments in accordance with the criteria defined in SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information. The Company’s operating segments have common production processes and manufacturing capacity. Accordingly, the Company does not identify all of its net assets to its operating segments. Depreciation expense is not allocated to the Company’s segments but is included in its manufacturing overhead cost pools and is absorbed into product cost (and inventory) as each product passes through the Company’s numerous manufacturing work centers. Accordingly, as products are sold across multiple segments, it is impracticable to determine the amount of depreciation expense included in the operating results of each operating segment.
     Revenues by business segment generate sales to unaffiliated customers and no one customer or group of customers under common control accounted for more that 10% of consolidated net sales. Export sales are not material. Intercompany sales among segments represent primarily the sale of fabricated base wire products by Oswego Wire, which is included in the Company’s Specialty Distributors and OEMs segment, to other segments and are eliminated in consolidation.

End Markets	Principal Products	Applications	Customers
Electrical/Wire and Cable Distributors

Electrical Distribution	Industrial power, electronic and communication cables, low voltage wire and assembled products	Construction and industrial MRO applications	Buying groups, national chains and independent distributors

Wire and Cable Distribution	Industrial power, electronic and communication cables and low voltage wire	Construction and industrial MRO applications	Independent distributors

End Markets	Principal Products	Applications	Customers
Specialty Distributors and OEMs

OEM/Government	Custom cables	Various marine, lighting, mobile equipment, entertainment and military applications	OEMs and governmental agencies/subcontractors

HVAC/R	Thermostat cable and assembled products	Services the electric controls for HVAC/R	Independent distributors and consignment manufacturers

Irrigation	Irrigation, sprinkler and polyethylene golf course cables	Commercial and residential sprinkler systems, low voltage lighting applications and well pumps	Turf and landscape, golf course and submersible pump distributors

Industrial/Contractor	Extension cords, ground fault circuit interrupters, industrial cord reels, custom cords, trouble lights, portable halogen lights and electrical/electronic cables	Various commercial construction and industrial applications	Specialty, tool and fastener distributors; MRO/industrial catalog houses and retail/general construction supply houses

Security/Home Automation	Electronic and communication wire and cables	Security, home automation, audio, data communication and fire safety	Security, audio-video, residential and commercial distributors

Recreation/Transportation	Machine tool wire, portable cords and adapters, and coaxial, speaker alarm and other cable	RV wiring products	Manufactured housing OEMs and RV aftermarket suppliers

Copper Fabrication	Specialty copper products	Appliances, fire alarms, security systems, electronics, automotive, telecommunications, military, industrial, high temperature and geophysical	Other channels within the Company and other small specialized wire and cable manufacturers

Consumer Outlets

Retail	Extension cords, trouble lights, surge and strip and electrical/electronic cable products	Wide variety of consumer applications	National and regional mass merchandisers, home centers, hardware distributors, warehouse clubs and other consumer retailers

Automotive	Battery booster cables, battery cables and accessories	Broad spectrum of automotive applications	National and regional retailers
     Segment operating income represents income from continuing operations before interest income or expense, other income and income taxes. Corporate consists of items not charged or allocated to a particular segment, including costs for employee relocation, discretionary bonuses, professional fees, restructuring, management fees and intangible amortization. The accounting policies of the segments are the same as those described in Note 1.
     Financial data for the Company’s business segments are as follows:

	2003	2004	2005
Net Sales:
Electrical/Wire & Cable Distributors	$82,022	$95,810	$114,561
Specialty Distributors & OEMs	106,847	137,474	183,590
Consumer Outlets	49,041	56,525	59,694
Intercompany eliminations	(4,355)	(4,017)	(11,664)

Total	$233,555	$285,792	$346,181

Operating Income:
Electrical/Wire & Cable Distributors	$6,856	$9,010	$13,643
Specialty Distributors & OEMs	9,121	13,112	14,693
Consumer Outlets	3,328	3,399	3,465

Total	19,305	25,521	31,801
Corporate	(2,718)	(6,274)	(4,029)

Consolidated operating income	$16,587	$19,247	$27,772

     Net sales of the Company’s principal products by targeted end market are as follows:

End Markets	2003	2004	2005
Electrical/Wire and Cable Distributors
Electrical Distribution	$65,995	$79,897	$92,582
Wire and Cable Distribution	16,027	15,913	21,979
Specialty Distributors and OEMs
OEM/Government	13,085	22,369	29,798
HVAC/R	16,877	23,787	28,212
Irrigation	19,681	24,061	24,901
Industrial/Contractor	16,383	19,812	24,258
Security/Home Automation	19,901	21,040	35,568
Recreation/Transportation	10,215	12,907	18,070
Copper Fabrication	10,705	13,498	22,783
Consumer Outlets
Retail	32,050	39,474	42,364
Automotive	16,991	17,051	17,330
Intercompany Eliminations Total Sales	(4,355)	(4,017)	(11,664)

Total Sales	$233,555	$285,792	$346,181

14. SUPPLEMENTAL GUARANTOR INFORMATION
     The payment obligations of the Company under the Notes and the Revolving Credit Agreement (see Note 6) are guaranteed by certain of the Company’s wholly owned subsidiaries (Guarantor Subsidiaries). Such guarantees are full, unconditional and joint and several. The following supplemental financial information sets forth, on a combined basis, balance sheets, statements of income and statements of cash flows for Coleman Cable, Inc. (Parent) and the Company’s Guarantor Subsidiaries—CCI Enterprises, Inc., CCI International, Inc., and Oswego Wire Incorporated.

COLEMAN CABLE, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF OPERATIONS
For the Year Ended December 31, 2003

		Guarantor
	Parent	Subsidiaries	Eliminations	Total
Net sales	$217,042	$24,502	$(7,989)	$233,555
Cost of goods sold	188,225	10,232	—	198,457

Gross profit	28,817	14,270	(7,989)	35,098
Selling, engineering, general and administrative expenses	16,854	9,397	(7,989)	18,262
Restructuring charges, net	249	—	—	249

Operating income	11,714	4,873	—	16,587
Interest expense, net	9,687	400	—	10,087
Other income	(30)	(80)	—	(110)

Income before income taxes	2,057	4,553	—	6,610
Income tax expense	123	1,435	—	1,558
Income from guarantor subsidiaries	3,118	—	(3,118)	—

Net income	$5,052	$3,118	$(3,118)	$5,052

COLEMAN CABLE, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF OPERATIONS
For the Year Ended December 31, 2004

		Guarantor
	Parent	Subsidiaries	Eliminations	Total
Net sales	$265,055	$35,827	$(15,090)	$285,792
Cost of goods sold	227,923	12,337	—	240,260

Gross profit	37,132	23,490	(15,090)	45,532
Selling, engineering, general and administrative expenses	27,324	14,241	(15,090)	26,475
Restructuring charges, net	(190)	—	—	(190)

Operating income	9,998	9,249	—	19,247
Interest expense, net	10,898	354	—	11,252
Loss on early extinguishment of debt	13,923	—	—	13,923
Other income	(13)	—	—	(13)

Income (loss) before income taxes	(14,810)	8,895	—	(5,915)
Income tax expense	168	2,924	—	3,092
Income from guarantor subsidiaries	5,971	—	(5,971)	—

Net income (loss)	$(9,007)	$5,971	$(5,971)	$(9,007)

COLEMAN CABLE, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF OPERATIONS
For the Year Ended December 31, 2005

		Guarantor
	Parent	Subsidiaries	Eliminations	Total
Net sales	$316,756	$41,412	$(11,987)	$346,181
Cost of goods sold	271,519	21,236	—	292,755

Gross profit	45,237	20,176	(11,987)	53,426
Selling, engineering, general and administrative expenses	24,458	13,183	(11,987)	25,654

Operating income	20,779	6,993	—	27,772
Interest expense, net	15,089	517	—	15,606
Other income	—	(1,267)	—	(1,267)

Income before income taxes	5,690	7,743	—	13,433
Income tax expense	57	2,241	—	2,298
Income from guarantor subsidiaries	5,502	—	(5,502)	—

Net income	$11,135	$5,502	$(5,502)	$11,135

COLEMAN CABLE, INC. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
As of December 31, 2004

		Guarantor
	Parent	Subsidiaries	Eliminations	Total
Assets
CURRENT ASSETS:
Cash and cash equivalents	$1,024	$10	$—	$1,034
Accounts receivable, net of allowances	—	48,613	—	48,613
Intercompany receivable	34,389	—	(34,389)	—
Inventories, net	47,203	2,931	—	50,134
Prepaid expenses and other current assets	3,005	697	(2,300)	1,402

Total current assets	85,621	52,251	(36,689)	101,183
PROPERTY, PLANT AND EQUIPMENT, NET	16,785	8,816	—	25,601
GOODWILL AND INTELLECTUAL PROPERTY, NET	60,522	141	—	60,663
DEFERRED DEBT ISSUANCE COSTS, NET AND OTHER ASSETS	6,601	3,008	—	9,609
INVESTMENT IN SUBSIDIARIES	15,226	—	(15,226)	—

TOTAL ASSETS	$184,755	$64,216	$(51,915)	$197,056

Liabilities and Shareholders’ Equity
CURRENT LIABILITIES:
Current portion of long-term debt	$2,907	$523	$—	$3,430
Accounts payable	19,264	711	—	19,975
Intercompany payable	—	34,389	(34,389)	—
Accrued liabilities	11,700	5,264	(2,300)	14,664
Deferred income taxes	—	358	—	358

Total current liabilities	33,871	41,245	(36,689)	38,427

LONG-TERM DEBT	148,684	7,613	—	156,297
DEFERRED INCOME TAXES	—	132	—	132
Common Stock	13	—	—	13
Additional paid in capital	25,546	1	(1)	25,546
Retained earnings (accumulated deficit)	(23,359)	15,225	(15,225)	(23,359)

Total shareholders’ equity	2,200	15,226	(15,226)	2,200

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$184,755	$64,216	$(51,915)	$197,056

COLEMAN CABLE, INC. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
As of December 31, 2005

		Guarantor
	Parent	Subsidiaries	Eliminations	Total
Assets
CURRENT ASSETS:
Cash and cash equivalents	$38	$20	$—	$58
Accounts receivable, net of allowances	57,402	1,438	—	58,840
Intercompany receivable	—	16,449	(16,449)	—
Inventories, net	61,282	6,607	—	67,889
Deferred income taxes	—	206	—	206
Prepaid expenses and other current assets	2,025	865	—	2,890

Total current assets	120,747	25,585	(16,449)	129,883
PROPERTY, PLANT AND EQUIPMENT, NET	18,954	6,310	—	25,264
GOODWILL AND INTELLECTUAL PROPERTY, NET	60,510	141	—	60,651
DEFERRED DEBT ISSUANCE COSTS, NET AND OTHER ASSETS	5,587	3	—	5,590
INVESTMENT IN SUBSIDIARIES	20,728	—	(20,728)	—

TOTAL ASSETS	$226,526	$32,039	$(37,177)	$221,388

Liabilities and Shareholders’ Equity
CURRENT LIABILITIES:
Current portion of long-term debt	$322	$552	$—	$874
Accounts payable	21,156	970	—	22,126
Intercompany payable	12,316	4,133	(16,449)	—
Accrued liabilities	12,619	4,157	—	16,776

Total current liabilities	46,413	9,812	(16,449)	39,776

LONG-TERM DEBT	167,042	1,384	—	168,426
DEFERRED INCOME TAXES	—	115	—	115
Common Stock	13	—	—	13
Additional paid in capital	25,546	1	(1)	25,546
Retained earnings (accumulated deficit)	(12,488)	20,727	(20,727)	(12,488)

Total shareholders’ equity	13,071	20,728	(20,728)	13,071

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$226,526	$32,039	$(37,177)	$221,388

COLEMAN CABLE, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003

		Guarantor
	Parent	Subsidiaries	Eliminations	Total
CASH FLOW FROM OPERATING ACTIVITIES:
Net income	$5,052	$3,118	$(3,118)	$5,052
Adjustments to reconcile net income to net cash flow from operating activities:
Depreciation and amortization	5,344	866	—	6,210
Noncash interest expense	1,502	—	—	1,502
Noncash interest income	—	(227)	—	(227)
Deferred tax provision	—	(338)	—	(338)
Gain on sale of fixed assets, net	(17)	(43)	—	(60)
Equity in consolidated subsidiary	(3,118)	—	3,118	—
Changes in operating assets and liabilities:
Accounts receivable	—	(5,375)	—	(5,375)
Inventories	(2,235)	1,101	—	(1,134)
Prepaid expenses and other assets	598	(121)	(600)	(123)
Accounts payable	12,667	(340)	—	12,327
Intercompany accounts	(4,981)	4,981	—	—
Accrued liabilities	1,827	(3,491)	600	(1,064)

Net cash flow from operating activities	16,639	131	—	16,770

CASH FLOW FROM INVESTING ACTIVITIES:
Capital expenditures	(2,257)	(88)	—	(2,345)
Purchase of intellectual property	(50)	—	—	(50)
Proceeds from the sales of fixed assets	338	446	—	784

Net cash flow from investing activities	(1,969)	358	—	(1,611)

CASH FLOW FROM FINANCING ACTIVITIES:
Net borrowings under revolving loan facilities	(6,450)	—	—	(6,450)
Repayment of long-term debt	(6,716)	(488)	—	(7,204)
Dividends paid to shareholders	(1,501)	—	—	(1,501)

Net cash flow from financing activities	(14,667)	(488)	—	(15,155)

INCREASE IN CASH AND CASH EQUIVALENTS	3	1	—	4
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	36	9	—	45

CASH AND CASH EQUIVALENTS, END OF YEAR	$39	$10	$—	$49

COLEMAN CABLE, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2004

		Guarantor
	Parent	Subsidiaries	Eliminations	Total
CASH FLOW FROM OPERATING ACTIVITIES:
Net income (loss)	$(9,007)	$5,971	$(5,971)	$(9,007)
Adjustments to reconcile net income (loss) to net cash flow from operating activities:
Depreciation and amortization	5,180	922	—	6,102
Noncash interest expense	1,104	—	—	1,104
Stock compensation	1,648	—	—	1,648
Loss on early extinguishment of debt	13,923	—	—	13,923
Noncash interest income	—	(245)	—	(245)
Deferred tax provision	—	(18)	—	(18)
Gain on sale of fixed assets, net	(13)	—	—	(13)
Equity in consolidated subsidiary	(5,971)	—	5,971	—
Changes in operating assets and liabilities:
Accounts receivable	—	(11,309)	—	(11,309)
Inventories	(13,116)	(865)	—	(13,981)
Prepaid expenses and other assets	(437)	(223)	100	(560)
Accounts payable	(2,474)	67	—	(2,407)
Intercompany accounts	(6,764)	6,764	—	—
Accrued and other long-term liabilities	4,673	123	(100)	4,696

Net cash flow from operating activities	(11,254)	1,187	—	(10,067)

CASH FLOW FROM INVESTING ACTIVITIES:
Capital expenditures	(3,564)	(1,150)	—	(4,714)
Proceeds from the sales of fixed assets	13	—	—	13

Net cash flow from investing activities	(3,551)	(1,150)	—	(4,701)

CASH FLOW FROM FINANCING ACTIVITIES:
Net borrowings under revolving loan facilities	47,810	—	—	47,810
Early retirement of debt	(124,601)	—	—	(124,601)
Issuance of senior notes, net of issuance costs	113,392	—	—	113,392
Repayment of long-term debt	(3,005)	(681)	—	(3,686)
Borrowings of long-term debt	—	644		644
Repurchase of warrants	(3,000)	—	—	(3,000)
Dividends paid to shareholders	(14,806)	—	—	(14,806)

Net cash flow from financing activities	15,790	(37)	—	15,753

INCREASE IN CASH AND CASH EQUIVALENTS	985	0	—	985
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	39	10	—	49

CASH AND CASH EQUIVALENTS, END OF YEAR	$1,024	$10	$—	$1,034

COLEMAN CABLE, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2005

		Guarantor
	Parent	Subsidiaries	Eliminations	Total
CASH FLOW FROM OPERATING ACTIVITIES:
Net income	$11,135	$5,502	$(5,502)	$11,135
Adjustments to reconcile net income to net cash flow from operating activities:
Depreciation and amortization	4,867	925	—	5,792
Noncash interest income	—	(110)	—	(110)
Deferred tax provision	—	(581)	—	(581)
Gain on sale of fixed assets, net	(7)	—	—	(7)
Gain on sale of investment, net	—	(1,267)	—	(1,267)
Equity in consolidated subsidiary	(5,502)	—	5,502	—
Changes in operating assets and liabilities:
Accounts receivable	(57,402)	47,175	—	(10,227)
Inventories	(14,079)	(3,676)	—	(17,755)
Prepaid expenses and other assets	1,051	(168)	(2,300)	(1,417)
Accounts payable	1,726	259	—	1,985
Intercompany accounts	46,705	(46,705)	—	—
Accrued liabilities	919	(1,107)	2,300	2,112

Net cash flow from operating activities	(10,587)	247	—	(10,340)

CASH FLOW FROM INVESTING ACTIVITIES:
Capital expenditures of fixed assets	(5,908)	(263)	—	(6,171)
Proceeds from the sale of fixed assets	—	—	—	—
Proceeds from the sale of investment	—	4,382	—	4,382

Net cash flow from investing activities	(5,908)	4,119	—	(1,789)

CASH FLOW FROM FINANCING ACTIVITIES:
Net borrowings under revolving loan facilities	16,180	—	—	16,180
Early retirement of debt	—	(3,822)	—	(3,822)
Repayment of long-term debt	(407)	(534)	—	(941)
Borrowings of long-term debt	—	—	—	—
Dividends paid to shareholders	(264)	—	—	(264)

Net cash flow from financing activities	15,509	(4,356)	—	11,153

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(986)	10	—	(976)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	1,024	10	—	1,034

CASH AND CASH EQUIVALENTS, END OF YEAR	$38	$20	$—	$58

NON CASH ACTIVITY
Reduction in carrying value of Oswego fixed assets and capital lease obligation	$—	$1,878	$—	$1,878
Capital lease obligations	$—	$34	$—	$34
Unpaid capital expenditures	$166	$—	$—	$166

15. RESTATED QUARTERLY RESULTS (UNAUDITED)

	First		Second		Third		Fourth		Total
	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005
Total Net Sales	$62,902	$74,761	$67,428	$82,865	$75,804	$93,625	$79,658	$94,930	$285,792	$346,181
Gross Profit	$10,692	$10,161	$11,421	$11,689	$12,244	$14,677	$11,175	$16,899	$45,532	$53,426
Total Operating Income	$5,782	$4,238	$5,478	$5,874	$2,666	$8,190	$5,321	$9,470	$19,247	$27,772
Total Net Income	$2,704	$60	$1,971	$2,659	$(14,753)	$3,426	$1,071	$4,990	$(9,007)	$11,135
     The third quarter of 2004 included a $13,923 loss on early extinguishment of debt in connection with the refinancing of bank debt. Also included was a special bonus to certain members of senior management totaling $3,038.
     The second quarter of 2005 included a $1,267 gain related to the sale of zero coupon bonds in May 2005.
     Subsequent to the issuance of the interim financial statements for the quarterly period ended September 30, 2005, the Company determined that an error resulting from an overpayment to a vendor had occurred in the recording of accounts payable and cost of goods sold for July 2005. As a result, the above quarterly results for the third quarter of 2005 have been restated to correct this error. The effect of the restatement decreased cost of goods sold by $1,339 from $80,287 as previously reported, and increased gross profit, operating income, and net income by the same amount from $13,338, $6,851, and $2,087, respectively, as previously reported.
16. SUBSEQUENT EVENT
     The Board of Directors declared shareholder dividends of $5,303 on March 21, 2006, consisting of $4,650, which was the maximum discretionary amount permitted under the Revolving Credit Facility, plus $653 of tax distributions.
17. BASIC AND DILUTED WEIGHTED AVERAGE COMMON SHARES
     The financial statements and footnotes reflect retroactive presentation regarding the 312.6079 for 1 stock split that occurred on October 10, 2006.
     The following table reconciles basic weighted average common shares outstanding to diluted weighted average shares outstanding.

	2003	2004	2005
Basic weighted average shares outstanding	11,467,705	11,795,249	12,749,398
Dilutive effect of warrants	2,500,863	—	—

Diluted weighted average shares outstanding	13,968,568	11,795,249	12,749,398

     For the purpose of the fiscal year 2004 diluted earnings per share calculation, 2,500,863 common stock purchase warrants were excluded, as they were anti-dilutive.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Coleman Cable, Inc.
     We have audited the accompanying consolidated balance sheets of Coleman Cable, Inc., and subsidiaries (the “Company”) as of December 31, 2004 and 2005, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2004 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
Deloitte & Touche LLP
Chicago, Illinois
March 22, 2006 (November 13, 2006 as to the computation and disclosure of earnings per share and the effects of retroactive presentation of the stock split as discussed in Note 17)

PART I — FINANCIAL INFORMATION
ITEM 1. Financial Statements
COLEMAN CABLE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands except share data)
(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2005	2006	2005	2006
NET SALES	$93,625	$114,925	$251,251	$320,137
COST OF GOODS SOLD	78,948	90,697	214,724	254,712

GROSS PROFIT	14,677	24,228	36,527	65,425

SELLING, ENGINEERING, GENERAL AND ADMINISTRATIVE EXPENSES	6,487	9,158	18,230	23,049

RESTRUCTURING CHARGES	—	891	—	1,210

OPERATING INCOME	8,190	14,179	18,297	41,166

INTEREST EXPENSE	3,948	4,185	11,445	12,506
OTHER INCOME	—	—	(1,264)	(11)

INCOME BEFORE INCOME TAXES	4,242	9,994	8,116	28,671

INCOME TAX EXPENSE	816	235	1,971	1,009

NET INCOME	$3,426	$9,759	$6,145	$27,662

EARNINGS PER COMMON SHARE DATA
Basic and diluted net income per share:	$0.27	$0.77	$0.48	$2.17
Basic and diluted weighted average shares outstanding:	12,749,398	12,753,148	12,749,398	12,750,648

PRO FORMA DATA
PRO FORMA NET INCOME
Income before income taxes	$4,242	$9,994	$8,116	$28,671
Pro forma income tax expense	1,704	4,024	3,221	11,483

Pro forma net income	$2,538	$5,970	$4,895	$17,188

PRO FORMA NET INCOME PER SHARE
Basic and diluted net income per share	$0.20	$0.47	$0.38	$1.35
See notes to condensed consolidated financial statements.

COLEMAN CABLE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(Dollars in thousands except share data)
(unaudited)

	December 31,	September 30,	September 30,
	2005	2005	2006
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$58	$69	$52
Accounts receivable, less allowance for uncollectible accounts of $1,876, $1,905 and $2,262, respectively	58,840	61,867	73,672
Inventories	67,889	68,161	80,377
Deferred income taxes	206	—	104
Prepaid expenses and other current assets	2,890	2,879	4,133

Total current assets	129,883	132,976	158,338

PROPERTY, PLANT AND EQUIPMENT:
Land	579	579	579
Buildings and leasehold improvements	7,732	7,733	7,535
Machinery, fixtures and equipment	44,894	43,853	44,684

	53,205	52,165	52,798
Less accumulated depreciation and amortization	(28,889)	(27,699)	(30,634)
Construction in progress	948	1,175	693

Property, plant and equipment, net	25,264	25,641	22,857

GOODWILL AND INTELLECTUAL PROPERTY, NET	60,651	60,654	60,642
DEFERRED DEBT ISSUANCE COSTS, NET AND OTHER ASSETS	5,590	5,824	4,826

TOTAL ASSETS	$221,388	$225,095	$246,663

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$874	$3,364	$44,973
Accounts payable	22,126	36,572	36,589
Accrued liabilities	16,776	16,886	19,458
Deferred income taxes	—	517	—

Total current liabilities	39,776	57,339	101,020

LONG-TERM DEBT	168,426	159,292	121,721
DEFERRED INCOME TAXES	115	119	160
SHAREHOLDERS’ EQUITY:
Common stock, par $0.001; 31,260,790 shares authorized and 12,749,398 issued and outstanding on December 31, 2005 and September 30, 2005, and 12,786,898 on September 30, 2006	13	13	13
Additional paid-in capital	25,546	25,546	26,077
Accumulated deficit	(12,488)	(17,214)	(2,328)

Total shareholders’ equity	13,071	8,345	23,762

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$221,388	$225,095	$246,663

See notes to condensed consolidated financial statements.

COLEMAN CABLE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)
(unaudited)

	Nine months ended September 30,
	2005	2006
CASH FLOW FROM OPERATING ACTIVITIES:
Net income	$6,145	$27,662
Adjustments to reconcile net income to net cash flow from operating activities:
Depreciation and amortization	4,346	4,799
Noncash interest income	(110)	—
Director stock compensation	—	531
Deferred tax provision	146	147
Loss on disposal of fixed assets – net	5	313
Gain on sale of investment – net	(1,264)	(11)
Changes in operating assets and liabilities:
Accounts receivable	(13,254)	(14,832)
Inventories	(18,027)	(12,488)
Prepaid expenses and other assets	(1,398)	(1,251)
Accounts payable	16,597	14,583
Accrued liabilities	2,222	2,682

Net cash flow from operating activities	(4,592)	22,135

CASH FLOW FROM INVESTING ACTIVITIES:
Capital expenditures	(5,525)	(2,157)
Proceeds from sale of fixed assets	—	42
Proceeds from sale of investment	4,379	82

Net cash flow from investing activities	(1,146)	(2,033)

CASH FLOW FROM FINANCING ACTIVITIES:
Net borrowings (repayments) under revolving loan facility	9,320	(1,950)
Early retirement of debt	(3,822)	—
Repayment of long-term debt	(725)	(656)
Dividends paid to shareholders	—	(17,502)

Net cash flow from financing activities	4,773	(20,108)

DECREASE IN CASH AND CASH EQUIVALENTS	(965)	(6)

CASH AND CASH EQUIVALENTS — Beginning of period	1,034	58

CASH AND CASH EQUIVALENTS — End of period	$69	$52

NONCASH ACTIVITY
Reduction in carrying value of Oswego fixed assets and capital lease obligation	$1,878	—
Capital lease obligations	34	—
Unpaid capital expenditures	—	46
CASH PAID FOR:
Interest	$7,929	$8,865
Taxes	1,405	387
See notes to condensed consolidated financial statements.

COLEMAN CABLE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Dollars in thousands except for share data)
(unaudited)

				Related
	Common	Common	Additional	Earnings
	Stock	Stock	Paid-in	(Accumulated
	Outstanding	Issued	Capital	Deficit)	Total
BALANCE-January 1, 2005	12,749,398	$13	$25,546	$(23,359)	$2,200
Net income	—	—	—	6,145	6,145

BALANCE-September 30, 2005	12,749,398	$13	$25,546	$(17,214)	$8,345

BALANCE-January 1, 2006	12,749,398	$13	$25,546	$(12,488)	$13,071
Net income	—	—	—	27,662	27,662
Dividends	—	—	—	(17,502)	(17,502)
Director stock compensation	37,500	—	531	—	531

BALANCE-September 30, 2006	12,786,898	$13	$26,077	$(2,328)	$23,762

COLEMAN CABLE, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(Dollars in thousands except share data)
1.	BASIS OF PRESENTATION

The condensed consolidated financial statements as of and for the three and nine months ended September 30, 2005 and 2006 included herein are unaudited. In addition, certain information and footnote disclosures normally included in financial statements prepared in accordance with United States generally accepted accounting principles (“GAAP”) have been condensed or omitted. The interim condensed consolidated financial statements reflect all adjustments (consisting only of normal recurring accruals) which are, in the opinion of management, necessary for a fair presentation in conformity with GAAP. The interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005. The results of operations for the interim periods should not be considered indicative of results to be expected for the full year. The financial statements and footnotes reflect retroactive presentation for the 312.6079 for 1 stock split that occurred on October 10, 2006.

2.	NEW ACCOUNTING PRONOUNCEMENTS

In November 2004, the FASB issued SFAS No. 151, Inventory Costs – An Amendment of ARB No. 43, Chapter 4. SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS No. 151 is effective for fiscal years beginning after June 15, 2005 and was required to be adopted in the first quarter of 2006. Adoption of SFAS No. 151 did not have a material impact on the Company‘s financial position or results of operations.

In July 2006, the FASB issued Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes. FIN No. 48 establishes a “more-likely-than-not” recognition threshold that must be met before a tax benefit can be recognized in the financial statements. FIN No. 48 also offers guidelines to determine how much of a tax benefit to recognize in the financial statements. Under FIN No. 48, the largest amount of tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the taxing authority should be recognized. FIN No. 48 is effective for fiscal years beginning after December 15, 2006 and is required to be adopted by the Company in the first quarter of 2007. The Company does not expect the adoption of FIN No. 48 to have a material impact on the Company’s financial position or results of operation.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurement. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. The Statement does not require any new fair value measurements in accounting pronouncements where fair value is the relevant measurement attribute. However, for some entities, the application of this statement will change current practice for financial statements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and is required to be adopted by the Company in the first quarter of 2008. The Company does not expect the adoption of SFAS No. 157 to have a material impact on the Company’s financial position or results of operations.

In December 2004, the FASB issued the revised SFAS No. 123, Share-Based Payment. SFAS No. 123R supersedes APB No. 25 and requires the recognition of compensation expense over the vesting period for all share-base payments, including stock options, based on the fair value of the instrument at the grant date. SFAS No. 123R is effective starting with the first interim period beginning after

June 15, 2005. The Company will apply SFAS No. 123R to the 1,650,000 shares of its common stock reserved for issuance under its stock incentive plan (see “Stock Incentive Plan” in Note 12).

3.	INVENTORIES

Inventories consisted of the following:

	December 31, 2005	September 30, 2005	September 30, 2006
FIFO cost:
Raw materials	$16,295	$17,189	$15,789
Work in progress	3,537	4,609	3,803
Finished products	48,057	46,363	60,785

Total	$67,889	$68,161	$80,377

4.	ACCRUED LIABILITIES

Accrued liabilities consisted of the following:

	December 31, 2005	September 30, 2005	September 30, 2006
Salaries, wages and employee benefits	$4,814	$3,198	$3,821
Sales incentives	6,093	5,470	6,793
Income taxes	24	—	—
Interest	3,121	6,076	6,051
Other	2,724	2,142	2,793

Total	$16,776	$16,886	$19,458

5.	DEBT

	December 31, 2005	September 30, 2005	September 30, 2006
Revolving credit facility	$46,000	$39,140	$44,050
Senior notes	120,000	120,000	120,000
Capital lease obligations	1,489	1,579	1,222
Other debt, annual interest rates up to 6.25%, payable through 2019	1,811	1,937	1,422

	169,300	162,656	166,694
Less current portion	(874)	(3,364)	(44,973)

Total long-term debt	$168,426	$159,292	$121,721

The indenture governing the Company’s 9.875% unsecured notes due in 2012 (the “Notes”) contains covenants that, among other things, limit the ability of the Company and certain of its subsidiaries to: incur additional indebtedness; make restricted payments; create liens; pay dividends; consolidate, merge or sell substantially all of its assets; enter into sale and leaseback transactions; and enter into transactions with affiliates. As of September 30, 2006, the Company was in compliance with all of the covenants contained in the indenture.
The Company’s senior secured revolving credit facility (the “Revolving Credit Facility”) will mature on September 28, 2009 and is an asset-based lending agreement whereby the Company can receive advances based on the lesser of $75,000 or the sum of 85% of eligible accounts receivable and 55% of eligible inventories. The Revolving Credit Facility contains a $5,000 limit for letters of credit, with outstanding letters of credit reducing the total amount available for borrowing under the Revolving Credit Facility. The Revolving Credit Facility is secured by substantially all of the Company’s assets, including accounts receivable, inventory and any other tangible and intangible assets. Interest is payable at the bank’s prime rate plus a range of 0.25% to 1.25%, or at the option of the Company, LIBOR plus 1.75% to 2.75%. The Revolving Credit Facility accrued interest in the three and nine months ended September 30, 2006 at an average rate of 7.06% and 7.03%, and the Company’s average borrowed amount was $46,417 and $46,434, none of which was against the limit for letters of credit. As of September 30, 2006, the Company had $30,950 of additional borrowing capacity.

The Revolving Credit Facility contains more restrictive covenants than the indenture governing the Notes, which consist of certain financial covenants, including, but not limited to, a fixed charge coverage ratio and a leverage ratio. In addition, the Revolving Credit Facility contains other customary affirmative and negative covenants relating to limitations on dividends and other restricted payments, indebtedness, liens, investments, guarantees, mergers and acquisitions, sales of assets, affiliate transactions, maintaining excess cash, issuing capital stock, sale and lease back transactions and leases.

On August 14, 2006, the Company entered into an amendment to the Revolving Credit Facility which (i) modified the change of control provision to narrow the circumstances that would amount to a default, (ii) allowed the Company to alter its certificate of incorporation to increase the authorized share capital of the company to effect an equity issuance, and (iii) added a provision that allowed the Company to issue up to 9,980,000 shares of its common stock on or before December 1, 2006 for proceeds that would be used to repurchase up to 5,980,000 shares of common stock of the Company and pay down the lesser of $75,000 or the outstanding principal of the Revolving Credit Facility on the date of the equity issuance.

The Company was in compliance at September 30, 2006 with all covenants in the Revolving Credit Facility.

The Notes and the Revolving Credit Facility both have restrictions on dividend distributions to shareholders, including but not limited to, a percentage of net income (less distributions for tax purposes). The distributions for tax purposes are computed at the shareholder applicable tax rate. Distributions for tax purposes are not restricted so long as the Company qualifies as an S corporation. The Company paid $12,852 of tax distributions in the nine months ended September 30, 2006 of which $8,207 were paid in the third quarter. The Company paid $4,650 of discretionary dividends to shareholders in the nine months ended September 30, 2006.

The Revolving Credit Facility is recorded in current liabilities as of September 30, 2006 because the Company paid down the revolver on October 11, 2006.

After the consummation of the private offering (see Note 12), and as early as the fourth quarter of 2006, the Company may terminate its existing credit facility and put a new, more favorable credit facility in place. The termination of the existing credit facility could result in a non-cash pre-tax charge to earnings of up to $900 in the financial statements for the period in which the termination occurs.

In connection with the purchase of the Oswego Wire Incorporated facility (“Oswego”) and certain related equipment in 1987, Oswego acquired the rights and assumed the capital lease obligation of Copperweld Corporation (“Copperweld”) under a certain Amended and Restated Sale Agreement (“Sale Agreement”) between Copperweld and the County of Oswego Industrial Development Agency (“IDA”). Terms of the Sale Agreement specified payment of $5,700 on July 1, 2012 with interest to be paid quarterly through that date on the outstanding balance at a rate of 55% of the prime rate. In order to secure payment of the loan, in 1987, the Company purchased and placed in a dedicated fund $675 of 8.7% zero coupon bonds issued by the Municipal Authority of Westmoreland County, Pennsylvania, redeemable in the amount of $5,700 on July 1, 2012. Upon maturity, the proceeds of the investment in the zero coupon bonds were to be used to fulfill the obligation under the Sale Agreement. The bonds were expected to be held to maturity, and were carried at their original cost of $675 plus accumulated interest of $2,330 and were included in other assets.

On May 16, 2005, Oswego and Copperweld reached a definitive agreement regarding the accelerated payment of the $5,700 lease obligation due under the Sale Agreement. Oswego sold the zero coupon bonds for $4,382 and made a cash payment of $3,822 to Copperweld, in exchange for complete settlement of Oswego’s obligations under the Sale Agreement and the conveyance by Copperweld to Oswego of all of Copperweld’s rights, title and interest in and to the Oswego facility, free and clear of any liens and encumbrances held by Oswego County. The Company recognized a gain of $1,267 in the second quarter of 2005 related to the sale of the zero coupon bonds, which is included in “Other income” and reduced the carrying value of the Oswego fixed assets by $1,878, the amount by which the lease obligation exceeded the amount paid to settle the obligation.

6.	COMMITMENTS AND CONTINGENCIES

Operating Leases—The Company leases certain of its buildings, machinery and equipment under operating lease agreements that expire at various dates over the next ten years. Rent expense for all operating leases for the three months ended September 30, 2005 and September 30, 2006 was $784 and $1,105 respectively. Rent expense for all operating leases for the nine months ended September 30, 2005 and September 30, 2006 was $2,320 and $2,615, respectively.

Capital Leases—The Company leases various manufacturing, office and warehouse properties and office equipment under capital leases that expire at various dates through 2009. The assets are amortized/depreciated over the shorter of their related lease terms or their estimated productive lives. Obligations under capital leases are included with debt in the accompanying condensed consolidated balance sheets.

Legal Proceedings—The Company is a party to various environmental and other claims and lawsuits that have arisen in the ordinary course of business. Estimates of related costs and losses have been accrued in the financial statements. In determining these accruals, the Company does not discount environmental or legal accruals and does not reduce them by anticipated insurance recoveries. The Company believes that its accruals related to environmental, litigation and other claims are sufficient and that, based on the information currently available, these items and the Company’s rights to available insurance and indemnity will be resolved without material adverse effect on the Company’s consolidated financial position, cash flow or results of operations. There can be no assurance, however, that this will be the case.

On March 16, 2005 the Company received notice from a PRP Group that the Company had potential liability at the HIMCO Dump site in Elkhart, Indiana as a result of the activities of Riblet Products Corporation, and the Company could resolve those potential liabilities by a commitment to pay a cashout settlement and an administrative assessment to cover past and future group expenses on a per capita basis. The Company recorded an accrual in 2004 for $71 for this liability, and the accrual remained unchanged as of December 31, 2005. On September 20, 2006, the Company settled the pending lawsuit with HIMCO for $86, which resulted in an additional charge of $15 in the third quarter of 2006.

Employment Agreements— The Company has amended the employment agreements of Messers. Yetman, Burger and Johnston to provide for an annual CPI-adjusted salary, plus a bonus of up to 100% of base salary for each year as determined by the board of directors based on attainment of performance goals conveyed to the employee. The cash performance bonus may be increased in any year at the discretion of the board of directors or an appropriate board committee.

The term of each employment agreement shall be for a rolling three year period such that upon each day of service, each agreement will automatically renew for one additional day, unless terminated by either party.

Employee Benefits— The Company provides defined contribution savings plans for management and other employees. The plans provide for fixed matching contributions based on the terms of such plans to the accounts of plan participants. Additionally, the Company, with the approval of the board of directors, may make discretionary contributions. The Company expensed $105 and $145 related to these plans for the three months ended September 30, 2005 and 2006, respectively. The Company expensed $338 and $559 related to these plans for the nine months ended September 30, 2005 and 2006, respectively.
7.	BUSINESS SEGMENT INFORMATION

The Company has three reportable business segments: Electrical/Wire and Cable Distributors, Specialty Distributors and OEMs, and Consumer Outlets. These segment classifications are based on an aggregation of customer groupings and distribution channels because this is the way the Company’s chief operating decision maker evaluates the results of each operating segment.

The Company has aggregated operating segments into three reportable business segments in accordance with the criteria defined in SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information. The Company’s operating segments have common production processes and manufacturing capacity. Accordingly, the Company does not identify all of its net assets to its operating segments. Depreciation expense is not allocated to segments but is included in manufacturing overhead cost pools and is absorbed into product cost (and inventory) as each product passes through the Company’s numerous manufacturing work centers. Accordingly, as products are sold across multiple segments, it is impracticable to determine the amount of depreciation expense included in the operating results of each operating segment.

No one customer or group of customers under common control accounted for more than 10% of consolidated net sales. Export sales are not material. Intercompany sales among segments represent primarily the sale of fabricated bare wire products by Oswego Wire, which is included in the Company’s Specialty Distributors and OEMs segment, to other segments and are eliminated in consolidation; in the fourth quarter of 2005, the Company changed its intercompany billings for copper purchases.

Segment operating income represents income from continuing operations before interest income or expense, other income and income taxes. Corporate consists of items not charged or allocated to a particular segment, including costs for employee relocation, discretionary bonuses, professional fees, restructuring, management fees and intangible amortization.

Financial data for the Company’s business segments is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2005	2006	2005	2006

Net Sales:
Electrical/Wire and Cable Distributors	$30,621	$40,540	$84,314	$111,447
Specialty Distributors and OEMs	46,757	73,517	129,078	215,729
Consumer Outlets	17,335	16,060	41,259	38,260
Intercompany eliminations	(1,088)	(15,192)	(3,400)	(45,299)

Total	$93,625	$114,925	$251,251	$320,137

Operating Income:
Electrical/Wire and Cable Distributors	$3,866	$7,238	$9,373	$20,058
Specialty Distributors and OEMs	3,890	8,829	9,672	24,227
Consumer Outlets	1,490	1,542	2,121	2,424

Total	9,246	17,609	21,166	46,709
Corporate	(1,056)	(3,430)	(2,869)	(5,543)

Consolidated operating income	$8,190	$14,179	$18,297	$41,166

8.	RELATED PARTIES

In July 2004, the Company entered into an operating lease for the corporate office located in Waukegan, Illinois (the “Corporate Office”) with a third-party lessor. The lease was negotiated at the then-prevailing market terms. In 2005, substantially all of the shareholders of the Company contributed cash equity to form HQ2 Properties, LLC (“HQ2”), which then purchased the Corporate Office in August 2005. HQ2 assumed the existing lease on the same terms from the previous lessor, with the exception of the lease term, which was extended from 2014 to 2015. Rent expense paid to HQ2 for the three months ended September 30, 2005 and 2006 was $57 and $90, respectively. Rent expense paid to HQ2 for the nine months ended September 30, 2005 and 2006 was $57 and $268, respectively.

Two of the Company’s shareholders have consulting arrangements with the Company whereby, in addition to their service as directors of the Company, they provide advice and counsel on business planning and strategy, including advice on potential acquisitions. Pursuant to these arrangements, and for their service as directors, the Company paid each eligible individual $63 for the three months ended September 30, 2005 and September 30, 2006, respectively, and paid each eligible individual $188 for the nine months ended September 30, 2005 and September 30, 2006, respectively.

On September 4, 2006, the Company’s board of directors approved a payment to one of its directors of $750 in cash and 37,500 shares of its common stock for additional services rendered to the Company in connection with the exploration and development of strategic alternatives and certain other matters. The Company expensed and paid $1,281 of professional fees related to these services in the three and nine months ended September 30, 2006.

9.	INVENTORY THEFT

During the third quarter ended September 30, 2005, the Company experienced a theft of inventory as a result of break-ins at the manufacturing facility located in Miami Lakes, Florida. The Company believes it will recover the amount of the loss, net of deductibles, under its insurance policy. As a result of the loss, the cost of inventory was reduced by $1,280 and an insurance receivable was recorded and is included in prepaid expenses and other current assets in the condensed consolidated balance sheets.

10.	RESTRUCTURING CHARGES

On April 14, 2006, the Company announced the closing of its leased manufacturing and distribution facility located in Miami Lakes, Florida based on an evaluation of this facility in the long term operation of its business.

The following table summarizes the restructuring activity from April 1, 2006 through September 30, 2006.

	Employee	Lease	Equipment	Other
	severance costs	termination costs	relocation costs	closing costs	Total
Balance-3/31/2006	$—	$—	$—	$—	$—
Additions	77	7	144	91	319
Uses	(58)	(7)	(144)	(91)	(300)

Balance-6/30/06	19	—	—	—	19
Additions	—	648	70	173	891
Uses	(19)	(648)	(70)	(173)	(910)

Balance-9/30/2006	$—	$—	$—	$—	$—
As of September 30, 2006, the Company has spent $1,210 to close the Miami Lakes facility. The charges consist of $77 of employee severance costs, $655 of lease termination costs, $214 of equipment relocation costs and $264 for other closing costs. The Company estimates spending an additional $100 consisting of other costs relating to the closure. The Company expects to complete these activities by the end of 2006.

11.	SUPPLEMENTAL GUARANTOR INFORMATION

The payment obligations of the Company under the Notes and the Revolving Credit Facility (see Note 5) are guaranteed by certain of the Company’s wholly owned subsidiaries (“Guarantor Subsidiaries”). Such guarantees are full, unconditional and joint and several. The following unaudited supplemental financial information sets forth, on a combined basis, balance sheets, statements of operations and statements of cash flows for Coleman Cable, Inc. (the “Parent”) and the Company’s Guarantor Subsidiaries — CCI Enterprises, Inc., Oswego Wire Incorporated and CCI International.

COLEMAN CABLE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2005

		Guarantor
	Parent	Subsidiaries	Eliminations	Total

NET SALES	$87,376	$9,049	$(2,800)	$93,625
COST OF GOODS SOLD	75,263	3,685	—	78,948

GROSS PROFIT	12,113	5,364	(2,800)	14,677

SELLING, ENGINEERING, GENERAL AND ADMINISTRATIVE EXPENSES	6,023	3,264	(2,800)	6,487

OPERATING INCOME	6,090	2,100	—	8,190

INTEREST EXPENSE	3,832	116	—	3,948

INCOME BEFORE INCOME TAXES	2,258	1,984	—	4,242

INCOME TAX EXPENSE	65	751	—	816
INCOME FROM GUARANTOR SUBSIDIARIES	1,233	—	(1,233)	—

NET INCOME	$3,426	$1,233	$(1,233)	$3,426

COLEMAN CABLE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2006

		Guarantor
	Parent	Subsidiaries	Eliminations	Total

NET SALES	$95,604	$23,225	$(3,904)	$114,925
COST OF GOODS SOLD	71,777	18,920	—	90,697

GROSS PROFIT	23,827	4,305	(3,904)	24,228

SELLING, ENGINEERING, GENERAL AND ADMINISTRATIVE EXPENSES	9,704	3,358	(3,904)	9,158

RESTRUCTURING CHARGES	891	—	—	891

OPERATING INCOME	13,232	947	—	14,179

INTEREST EXPENSE	3,960	225	—	4,185

INCOME BEFORE INCOME TAXES	9,272	722	—	9,994

INCOME TAX EXPENSE	177	58	—	235
INCOME FROM GUARANTOR SUBSIDIARIES	664	—	(664)	—

NET INCOME	$9,759	$664	$(664)	$9,759

COLEMAN CABLE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005

		Guarantor
	Parent	Subsidiaries	Eliminations	Total

NET SALES	$233,422	$25,505	$(7,676)	$251,251
COST OF GOODS SOLD	203,945	10,779	—	214,724

GROSS PROFIT	29,477	14,726	(7,676)	36,527

SELLING, ENGINEERING, GENERAL AND ADMINISTRATIVE EXPENSES	16,826	9,080	(7,676)	18,230

OPERATING INCOME	12,651	5,646	—	18,297

INTEREST EXPENSE	11,142	303	—	11,445

OTHER INCOME	—	(1,264)	—	(1,264)

INCOME BEFORE INCOME TAXES	1,509	6,607	—	8,116

INCOME TAX EXPENSE	98	1,873	—	1,971
INCOME FROM GUARANTOR SUBSIDIARIES	4,734	—	(4,734)	—

NET INCOME	$6,145	$4,734	$(4,734)	$6,145

COLEMAN CABLE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006

		Guarantor
	Parent	Subsidiaries	Eliminations	Total

NET SALES	$262,162	$69,532	$(11,557)	$320,137
COST OF GOODS SOLD	198,633	56,079	—	254,712

GROSS PROFIT	63,529	13,453	(11,557)	65,425

SELLING, ENGINEERING, GENERAL AND ADMINISTRATIVE EXPENSES	24,696	9,910	(11,557)	23,049

RESTRUCTURING CHARGES	1,210	—	—	1,210

OPERATING INCOME	37,623	3,543	—	41,166

INTEREST EXPENSE	11,875	631	—	12,506

OTHER INCOME	(11)	—	—	(11)

INCOME BEFORE INCOME TAXES	25,759	2,912	—	28,671

INCOME TAX EXPENSE	435	574	—	1,009
INCOME FROM GUARANTOR SUBSIDIARIES	2,338	—	(2,338)	—

NET INCOME	$27,662	$2,338	$(2,338)	$27,662

COLEMAN CABLE, INC. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET AS OF DECEMBER 31, 2005

		Guarantor
	Parent	Subsidiaries	Eliminations	Total

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$38	$20	$—	$58
Accounts receivable—net of allowances	57,402	1,438	—	58,840
Intercompany receivable	—	16,449	(16,449)	—
Inventories, net	61,282	6,607	—	67,889
Deferred income taxes	—	206	—	206
Prepaid expenses and other current assets	2,025	865	—	2,890

Total current assets	120,747	25,585	(16,449)	129,883

PROPERTY, PLANT AND EQUIPMENT, NET	18,954	6,310	—	25,264
GOODWILL AND INTELLECTUAL PROPERTY, NET	60,510	141	—	60,651
DEFERRED DEBT ISSUANCE COSTS, NET AND OTHER ASSETS	5,587	3	—	5,590
INVESTMENT IN SUBSIDIARIES	20,728	—	(20,728)	—

TOTAL ASSETS	$226,526	$32,039	$(37,177)	$221,388

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt	$322	$552	$—	$874
Accounts payable	21,156	970	—	22,126
Intercompany payable	12,316	4,133	(16,449)	—
Accrued liabilities	12,619	4,157	—	16,776

Total current liabilities	46,413	9,812	(16,449)	39,776

LONG-TERM DEBT	167,042	1,384	—	168,426
DEFERRED INCOME TAXES	—	115	—	115

SHAREHOLDERS’ EQUITY:
Common stock	13	—	—	13
Additional paid-in capital	25,546	1	(1)	25,546
Retained earnings (accumulated deficit)	(12,488)	20,727	(20,727)	(12,488)

Total shareholders’ equity	13,071	20,728	(20,728)	13,071

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$226,526	$32,039	$(37,177)	$221,388

COLEMAN CABLE, INC. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET AS OF SEPTEMBER 30, 2005

		Guarantor
	Parent	Subsidiaries	Eliminations	Total

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$39	$30	$—	$69
Accounts receivable—net of allowances	—	61,867	—	61,867
Intercompany receivable	41,923	1,245	(43,168)	—
Inventories—net	66,152	2,009	—	68,161
Prepaid expenses and other current assets	5,471	708	(3,300)	2,879

Total current assets	113,585	65,859	(46,468)	132,976

PROPERTY, PLANT AND EQUIPMENT, NET	19,162	6,479	—	25,641
GOODWILL AND INTELLECTUAL PROPERTY, NET	60,513	141	—	60,654
DEFERRED DEBT ISSUANCE COSTS, NET AND OTHER ASSETS	5,821	3	—	5,824
INVESTMENT IN SUBSIDIARIES	19,960	—	(19,960)	—

TOTAL ASSETS	$219,041	$72,482	$(66,428)	$225,095

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt	$2,821	$543	$—	$3,364
Accounts payable	35,544	1,028	—	36,572
Intercompany payable	—	43,168	(43,168)	—
Accrued liabilities	14,567	5,619	(3,300)	16,886
Deferred income taxes	—	517	—	517

Total current liabilities	52,932	50,875	(46,468)	57,339

LONG-TERM DEBT	157,764	1,528	—	159,292
DEFERRED INCOME TAXES	—	119	—	119

SHAREHOLDERS’ EQUITY:
Common stock	13	—	—	13
Additional paid-in capital	25,546	1	(1)	25,546
Retained earnings (accumulated deficit)	(17,214)	19,959	(19,959)	(17,214)

Total shareholders’ equity	8,345	19,960	(19,960)	8,345

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$219,041	$72,482	$(66,428)	$225,095

COLEMAN CABLE, INC. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET AS OF SEPTEMBER 30, 2006

		Guarantor
	Parent	Subsidiaries	Eliminations	Total

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$33	$19	$—	$52
Accounts receivable—net of allowances	71,387	2,285	—	73,672
Intercompany receivable	—	15,950	(15,950)	—
Inventories	72,087	8,290	—	80,377
Deferred income taxes	—	104	—	104
Prepaid expenses and other current assets	3,325	2,484	(1,676)	4,133

Total current assets	146,832	29,132	(17,626)	158,338

PROPERTY, PLANT AND EQUIPMENT, NET	16,893	5,964	—	22,857
GOODWILL AND INTELLECTUAL PROPERTY, NET	60,501	141	—	60,642
DEFERRED DEBT ISSUANCE COSTS, NET AND OTHER ASSETS	4,823	3	—	4,826
INVESTMENT IN SUBSIDIARIES	23,066	—	(23,066)	—

TOTAL ASSETS	$252,115	$35,240	$(40,692)	$246,663

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt	$44,395	$578	$—	$44,973
Accounts payable	35,342	1,247	—	36,589
Intercompany payable	10,465	5,485	(15,950)	—
Accrued liabilities	17,370	3,764	(1,676)	19,458

Total current liabilities	107,572	11,074	(17,626)	101,020

LONG-TERM DEBT	120,781	940	—	121,721
DEFERRED INCOME TAXES	—	160	—	160

SHAREHOLDERS’ EQUITY:
Common stock	13	—	—	13
Additional paid-in capital	26,077	1	(1)	26,077
Retained earnings (accumulated deficit)	(2,328)	23,065	(23,065)	(2,328)

Total shareholders’ equity	23,762	23,066	(23,066)	23,762

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$252,115	$35,240	$(40,692)	$246,663

COLEMAN CABLE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005

		Guarantor
	Parent	Subsidiaries	Eliminations	Total

CASH FLOW FROM OPERATING ACTIVITIES:
Net income	$6,145	$4,734	$(4,734)	$6,145
Adjustments to reconcile net income to net cash flow from operating activities:
Depreciation and amortization	3,636	710	—	4,346
Noncash interest income	—	(110)	—	(110)
Deferred tax provision	—	146	—	146
Loss on disposal of fixed assets – net	5	—	—	5
Gain on sale of investment – net	—	(1,264)	—	(1,264)
Equity in consolidated subsidiaries	(4,734)	—	4,734	—
Changes in operating assets and liabilities:
Accounts receivable	—	(13,254)	—	(13,254)
Inventories	(18,949)	922	—	(18,027)
Prepaid expenses and other assets	(2,388)	(10)	1,000	(1,398)
Accounts payable	16,280	317	—	16,597
Intercompany accounts	(7,534)	7,534	—	—
Accrued liabilities	2,867	355	(1,000)	2,222

Net cash flow from operating activities	(4,672)	80	—	(4,592)

CASH FLOW FROM INVESTING ACTIVITIES:
Capital expenditures	(5,308)	(217)	—	(5,525)
Proceeds from the sale of investment	—	4,379	—	4,379

Net cash flow from investing activities	(5,308)	4,162	—	(1,146)

CASH FLOW FROM FINANCING ACTIVITIES:
Net borrowings under revolving loan facility	9,320	—	—	9,320
Early retirement of debt	—	(3,822)	—	(3,822)
Repayment of long-term debt	(325)	(400)	—	(725)

Net cash flow from financing activities	8,995	(4,222)	—	4,773

DECREASE IN CASH AND CASH EQUIVALENTS	(985)	20	—	(965)

CASH AND CASH EQUIVALENTS – Beginning of period	1,024	10	—	1,034

CASH AND CASH EQUIVALENTS – End of period	$39	$30	$—	$69

NON CASH ACTIVITY
Reduction in carrying value of Oswego fixed assets and capital lease obligation	$—	$1,878	$—	$1,878
Capital lease obligations	—	34	—	34
CASH PAID FOR:
Interest	$7,815	$114	$—	$7,929
Taxes	—	1,405	—	1,405

COLEMAN CABLE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006

		Guarantor
	Parent	Subsidiaries	Eliminations	Total

CASH FLOW FROM OPERATING ACTIVITIES:
Net income	$27,662	$2,338	$(2,338)	$27,662
Adjustments to reconcile net income to net cash flow from operating activities:
Depreciation and amortization	4,151	648	—	4,799
Director stock compensation	531	—	—	531
Deferred tax provision	—	147	—	147
Loss on disposal of fixed assets – net	313	—	—	313
Gain on sale of investment – net	(11)	—	—	(11)
Equity in consolidated subsidiaries	(2,338)	—	2,338	—
Changes in operating assets and liabilities:
Accounts receivable	(13,985)	(847)	—	(14,832)
Inventories	(10,805)	(1,683)	—	(12,488)
Prepaid expenses and other assets	(1,308)	(1,619)	1,676	(1,251)
Accounts payable	14,306	277	—	14,583
Intercompany accounts	(1,851)	1,851	—	—
Accrued liabilities	4,751	(393)	(1,676)	2,682

Net cash flow from operating activities	21,416	719	—	22,135

CASH FLOW FROM INVESTING ACTIVITIES:
Capital expenditures	(1,855)	(302)	—	(2,157)
Proceeds from the sale of fixed assets	42	—	—	42
Proceeds from sale of investment	82	—	—	82

Net cash flow from investing activities	(1,731)	(302)	—	(2,033)

CASH FLOW FROM FINANCING ACTIVITIES:
Net repayments under revolving loan facility	(1,950)	—	—	(1,950)
Repayment of long-term debt	(238)	(418)	—	(656)
Dividends paid to shareholders	(17,502)	—	—	(17,502)

Net cash flow from financing activities	(19,690)	(418)	—	(20,108)

DECREASE IN CASH AND CASH EQUIVALENTS	(5)	(1)	—	(6)

CASH AND CASH EQUIVALENTS – Beginning of period	38	20	—	58

CASH AND CASH EQUIVALENTS – End of period	$33	$19	$—	$52

NON CASH ACTIVITY
Unpaid capital expenditures	46	—	—	46
CASH PAID FOR:
Interest	$8,779	$86	$—	$8,865
Taxes	—	387	—	387

12. SUBSEQUENT EVENTS
On October 10, 2006, the Company filed an amended and restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation”) with the Secretary of State of the State of Delaware. The Amended and Restated Certificate of Incorporation included, among other changes, the following: (i) an increase in the number of authorized shares of its common stock, par value $0.001 per share, to 75,000,000, (ii) an increase in the number of authorized shares of preferred stock, par value $0.001 per share, to 10,000,000, and (iii) a 312.6079 for 1 stock split of the common stock of the Company.
2006 Private Placement
On October 11, 2006, the Company consummated a private placement of 8,400,000 shares of its common stock at a price of $15.00 per share (the “2006 Private Placement”). Pursuant to the 2006 Private Placement, the Company received net proceeds of approximately $116,760 (after the purchaser’s discount and placement fees). The Company used approximately $61,380 of the net proceeds to purchase and retire 4,400,003 shares from its existing shareholders. Of the remaining net proceeds of approximately $55,380, the Company used (i) approximately $52,750 to repay substantially all of the indebtedness then outstanding under the Revolving Credit Facility and (ii) the remaining $2,630 for working capital and general corporate purposes. As a result of the Company’s sale of 8,400,000 shares, and its repurchase of 4,400,003 shares, the 2006 Private Placement increased the number of the Company’s outstanding shares by 3,999,997.
Shelf Registration Statement
The Company intends to file with the SEC a shelf registration statement on Form S-1 for the registration and resale under Rule 415 of the Securities Act of 1933 of all the Company’s issued and outstanding shares, including the Company’s common stock sold in the 2006 Private Placement as well as the shares held by its other shareholders.
Termination of S Corporation Status
The Company has conducted its business as an S corporation under Subchapter S of the Code (and comparable state laws). Accordingly, its shareholders have been responsible for federal and substantially all state income tax liabilities arising out of its operations. For all years prior to 2006, the Company has provided its shareholders with funds for the payment of these income taxes. On October 10, 2006, the Company terminated its S corporation status, and will now be treated for federal and state income tax purposes as a C corporation under Subchapter C of the Code and, as a result, will become subject to state and federal income taxes.
As a result of the termination of the Company’s S corporation status, the Company expects to record a one-time non-cash credit of approximately $90 to its income tax provision to recognize the estimated amount of previously unrecognized net deferred income tax assets.
The Company declared dividends to its current shareholders in amounts expected to be sufficient to cover estimated taxes associated with its 2006 S corporation taxable earnings. The Company paid dividends to its shareholders in this regard of approximately $1,800 on October 10, 2006.
Tax Matters Agreement
In connection with the closing of the 2006 Private Placement, the Company entered into a Tax Matters Agreement with its existing shareholders that provides for, among other things, the indemnification of these shareholders for any increase in their tax liability, including interest and penalties, and reimbursement of their expenses (including attorneys’ fees) related to the period prior to the Company’s conversion to a C corporation, including as a result of the ongoing IRS examination. The Company estimates that any indemnification payments relating to the IRS examination will not exceed $500 but the Company cannot guarantee that the actual payments related to this matter will not exceed this amount, and the Company does not believe that these indemnification payments will result in a material adverse effect on its financial position, results of operations or cash flows.
Stock Incentive Plan
On October 9, 2006, the Company’s board approved a stock incentive plan that provides for the granting of options to purchase 1,650,000 shares of its common stock. On October 11, 2006, options to purchase 405,000 shares were awarded to G. Gary Yetman (230,000 shares); Richard N. Burger (115,000 shares); Jeffrey D. Johnston (60,000 shares) and, on October 10, 2006, options to purchase 420,000 shares were granted to other employees of the company. One third of the 825,000 options issued to the Company’s employees will vest at the end of each of the first three anniversaries of the date of grant. The options will expire ten years after the date of grant and will be exercisable at a price per share equal to the fair market value on the date of grant.
The Company estimated the fair value of the stock options to be granted using the Black Scholes option-pricing model. The Company estimated the fair value of the stock options using the following assumptions: (i) a risk free interest rate of 4.74%; (ii) an expected dividend yield of 0.00%; (iii) an expected option term of 7.0 years; and (iv) expected volatility of 45.0%. Based on these assumptions, the option value per common share is expected to be $8.09 and the total fair value of the options will be approximately $6,674. Assuming 2% annual employee turnover, the Company estimates that its total expense relating to its stock incentive plan will be $6,411, which the Company will expense over the three year vesting term of these options as follows: $886 in the fourth quarter of 2006; $3,455 in the year ending December 31, 2007; $1,530 in the year ending December 31, 2008; and $540 in the year ending December 31, 2009.
Director Compensation
For serving as directors, G. Gary Yetman, Shmuel D. Levinson and James G. London will each receive an annual retainer of $35 and they will each receive an additional $1.5 for every board and committee meeting they attend. Upon the Company’s formation of an audit committee, the director who serves as chairman will receive an annual fee of $5.
David Bistricer and Nachum Stein will each receive $75 as annual compensation for their service as co-chairmen of the board of directors, but will not receive additional payment for their attendance at meetings. Messrs. Bistricer and Stein also each have a consulting agreement with the Company in which they agree, in addition to their service as directors of the Company, to provide advice and counsel on various strategic opportunities, including identifying potential acquisition targets, advising on the structure of transactions and providing negotiating assistance. They will provide reports to the Company’s board of directors regarding these activities. Beginning July 1, 2006, these directors will receive an annual payment of $175 for their service as consultants (see Note 8).
All the directors will be reimbursed for their out-of-pocket expenses incurred in connection with the performance of board duties.
13.	PRO FORMA SHAREHOLDERS’ EQUITY

On October 10, 2006, the Company became a C corporation and, therefore, is subject to federal and state income taxes. Assuming the Company was a C corporation on September 30, 2006, the Company would have recorded a current deferred tax asset of $3,220 and a long-term deferred tax liability of $3,186 and reclassified the accumulated deficit of $2,328 to additional paid-in capital.

16,786,895 Shares
of
Common Stock

PROSPECTUS

December ___, 2006
Until ___, 2006 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution
     The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities registered hereby, all of which will be paid by the Registrant:

SEC Registration fee		$26,942.97
Listing fee for the NASDAQ Global Market		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing and engraving expenses		*
Blue Sky fees and expenses		*
Transfer agent and Registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be filed by amendment.
Item 14. Indemnification of Directors and Officers
     Our certificate of incorporation contains certain provisions permitted under the Delaware General Corporation Law relating to the liability of directors. These provisions eliminate a director’s personal liability for monetary damages resulting from a breach of fiduciary duty, except that a director will be personally liable under the Delaware General Corporation Law:
•	for any breach of the director’s duty of loyalty to us or our shareholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law relating to unlawful stock repurchases, redemptions or dividends; or

•	for any transaction from which the director derives an improper personal benefit.
     These provisions do not limit or eliminate our rights or those of any shareholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s fiduciary duty. These provisions will not alter a director’s liability under federal securities laws.
     Our certificate of incorporation and bylaws also provide that we must indemnify our directors and officers to the fullest extent permitted by Delaware law and also provide that we must advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to very limited exceptions. We may also indemnify employees and others and advance expenses to them in connection with legal proceedings.
     We have entered into separate indemnification agreements with our directors and officers that provide them with indemnification rights, particularly with respect to indemnification procedures and directors’ and officers’ insurance coverage.
     The indemnification agreements require us, among other things, to indemnify the officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from acts or omissions (i) regarding enforcement of the indemnification agreement, if not taken in good faith, (ii) relating to the purchase and sale by the officer or director of securities in violation of Section 16(b) of the Exchange Act, (iii) subject to certain exceptions, in the event of claims initiated or brought voluntarily by the officer or director, not by way of defense, counterclaim or cross claim or (iv) for which applicable law or the indemnification agreements prohibit indemnification; provided, however, that the officers or directors shall be entitled to receive advance amounts for expenses they incur in connection with claims or actions against them unless and until a court having jurisdiction over the claim shall have made a final judicial determination that the officer or director is prohibited from receiving indemnification. Furthermore, we are not responsible for indemnifying the officers and directors if an independent reviewing party (a party not involved in the pending claim) determines that a director or officer is not entitled to indemnification under applicable law, unless a court of competent jurisdiction determines that the director or officer is entitled to indemnification. We believe that these indemnification arrangements are important to our ability to attract and retain qualified individuals to serve as directors and officers.

     We obtained directors’ and officers’ liability insurance to provide our directors and officers with insurance coverage for losses arising from claims based on any breaches of duty, negligence, or other wrongful acts, including violations of securities laws, unless such a violation is based on any deliberate fraudulent act or omission or any willful violation of any statute or regulation. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors or officers pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.
Item 15. Recent Sales of Unregistered Securities
     In the last three years, we have sold and issued the following unregistered securities:

1.	On October 11, 2006, we consummated the 2006 Private Placement in which we issued and sold 8,400,000 shares of our common stock with Friedman, Billings, Ramsey & Co., Inc. acting as initial purchaser and placement agent. A portion of the 2006 Private Placement shares were sold directly by us to “accredited investors” (as defined by Rule 501(a) under the Securities Act) pursuant to an exemption from registration provided under Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder. The remainder of the shares were sold to the initial purchaser who resold the shares to persons it reasonably believed were “qualified institutional buyers” (as defined by Rule 144A under the Securities Act) or to non-U.S. persons (as defined under Regulation S of the Securities Act). Detailed questionnaires were obtained from our investors in which each investor was required to provide certain information, and representations and warranties, that they met the requirements of being an exempt investor. The initial purchaser, Friedman, Billings, Ramsey & Co., Inc., is experienced in handling exempt offerings of this type, and represented to us in the Purchase/Placement Agreement that it conducted the offering in compliance with particular requirements of the private placement exemption. We also relied on their controls and procedures to ensure that only the appropriate exempt classes of investors were involved in the 2006 Private Placement. For its role as initial purchaser and placement agent, Friedman, Billings, Ramsey & Co., Inc. received a discount equal to seven percent (7%) of the aggregate consideration, or $1.05 per share.

Pursuant to the 2006 Private Placement, we received net proceeds of approximately $115.4 million (after the initial purchaser’s discount, placement fees and other offering expenses). We used approximately $61.4 million of the net proceeds to purchase and retire 4,400,003 shares from our existing shareholders. Of the remaining net proceeds of approximately $54.0 million, we used (i) approximately $52.8 million to repay substantially all of the indebtedness then outstanding under the Revolving Credit Facility and (ii) the remaining $1.2 million for working capital and general corporate purposes. As a result of our sale of 8,400,000 shares, and our repurchase of 4,400,003 shares, the 2006 Private Placement increased the number of our outstanding shares by 3,999,997.

2.	On October 10, 2006, we issued options to purchase 420,000 shares of common stock to certain employees pursuant to our 2006 Stock Incentive Plan. The issuance of these options was exempt from the registration requirements of the Securities Act pursuant to Rule 701.

3.	On October 11, 2006, we issued options to purchase 405,000 shares of common stock to certain executive employees pursuant to our 2006 Stock Incentive Plan. The issuance of these options was exempt from the registration requirements of the Securities Act pursuant to Rule 701.
Item 16. Exhibits and Financial Statement Schedules

Exhibit
Number		Description of Document
1.1	—	Purchase/Placement Agreement, dated October 3, 2006 between Coleman Cable, Inc. and Friedman, Billings, Ramsey & Co., Inc., incorporated herein by reference to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

3.1	—	Certificate of Incorporation of Coleman Cable, Inc., as filed with the Delaware Secretary of State on October 10, 2006, incorporated herein by reference to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

3.2	—	Amended and Restated By-Laws of Coleman Cable, Inc., effective as of October 11, 2006, incorporated herein by reference to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

4.1	—	Registration Rights Agreement, dated September 28, 2004 between Coleman Cable, Inc. and Wachovia Capital Markets, LLC, as Initial Purchaser under the Purchase Agreement, incorporated herein by reference to our Form S-4 filed on April 26, 2005.

4.2	—	Indenture dated as of September 28, 2004 among Coleman Cable, Inc., the Note Guarantors from time to time party thereto and Deutsche Bank Trust Company Americas, as Trustee, incorporated herein by reference to our Form S-4 filed on April 26, 2005.

Exhibit
Number		Description of Document
4.3	—	Registration Rights Agreement, dated October 11, 2006 between Coleman Cable, Inc. and Friedman, Billings, Ramsey & Co., Inc., incorporated herein by reference to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

4.4	—	Shareholders Agreement, dated October 11, 2006 between Coleman Cable, Inc. and its Existing Holders, incorporated herein by reference to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

5.1*	—	Opinion of Mayer, Brown, Rowe & Maw LLP.

10.1	—	Credit Agreement dated as of September 28, 2004 among Coleman Cable, Inc. and certain of its U.S. Subsidiaries, as Borrowers, the Lenders named therein, Wachovia Bank, National Association, as Administrative Agent, ING Capital LLC and National City Business Credit, Inc., as Syndication Agents, and PNC Bank, National Association and Associated Bank, National Association, as Documentation Agents, incorporated herein by reference to our Form S-4 filed on April 26, 2005.

10.2	—	First Amendment and Waiver to Credit Agreement dated as of September 30, 2004 among Coleman Cable, Inc. and certain of its U.S. Subsidiaries, as Borrowers, the Lenders named therein, and Wachovia Bank, National Association, as administrative agent, incorporated herein by reference to our Form S-4 filed on April 26, 2005.

10.3	—	Second Amendment to Credit Agreement dated as of September 30, 2004 among Coleman Cable, Inc. and certain of its U.S. Subsidiaries, as Borrowers, the Lenders named therein, and Wachovia Bank, National Association, as administrative agent, incorporated herein by reference to our Form S-4 filed on April 26, 2005.

10.4	—	Lease dated as of September 11, 2003, by and between Panattoni Development Company, LLC and Coleman Cable, Inc., as subsequently assumed by HQ2 Properties, LLC pursuant to an Assignment and Assumption of Lease, dated as of August 15, 2005, amended by First Amendment to Lease, dated as of August 15, 2005, by and between HQ2 Properties, LLC and Coleman Cable, Inc., incorporated herein by reference to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.

10.5	—	Third Amendment to Credit Agreement dated as of November 2, 2005 among Coleman Cable, Inc. and certain of its U.S. Subsidiaries, as Borrowers, the Lenders named therein, and Wachovia Bank, National Association, as administrative agent, incorporated herein by reference to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.

10.6	—	Fourth Amendment to Credit Agreement dated as of August 14, 2006, among Coleman Cable, Inc. and certain of its U.S. Subsidiaries, as Borrowers, the Lenders named therein, and Wachovia Bank, National Association, as administrative agent, incorporated herein by reference to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

10.7	—	Amended and Restated Employment Agreement, dated as of September 1, 2006 by and between Coleman Cable, Inc. and G. Gary Yetman, incorporated herein by reference to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

10.8	—	Amended and Restated Employment Agreement, dated as of September 1, 2006 by and between Coleman Cable, Inc. and Richard N. Burger, incorporated herein by reference to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

10.9	—	Amended and Restated Employment Agreement, dated as of September 1, 2006 by and between Coleman Cable, Inc. and Jeffrey D. Johnston, incorporated herein by reference to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

10.10	—	Consulting Agreement dated as of October 11, 2006 by and between Coleman Cable, Inc. and David Bistricer, incorporated herein by reference to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

10.11	—	Consulting Agreement dated as of October 11, 2006 by and between Coleman Cable, Inc. and Nachum Stein, incorporated herein by reference to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

Exhibit
Number		Description of Document
10.12	—	2006 Long-Term Incentive Plan, incorporated herein by reference to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

10.13	—	Form of Non-Qualified Stock Option Agreement Under the 2006 Long-Term Incentive Plan, incorporated herein by reference to our Form S-1 filed on November 16, 2006.

21.1	—	Subsidiaries.

23.1	—	Consent of Deloitte & Touche LLP.

23.2*	—	Consent of Mayer, Brown, Rowe & Maw LLP (included in Exhibit 5.1).

24.1	—	Power of Attorney (included on signature page of this filing).

*	To be filed by amendment.
Item 17. Undertakings.
    (A) The undersigned Registrant hereby undertakes:
     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:
     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
     (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment of the Registration Statement) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;
     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;
     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;
     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and
     (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement, shall be deemed to be a new registration statement relating to the securities offered in the Registration Statement and the offering of such securities at that time shall be deemed to be the initial bona fide offering of such securities.
    (B) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on this 22nd day of December 2006.

COLEMAN CABLE, INC (Registrant)
By	/s/ G. Gary Yetman
G. Gary Yetman
President and Chief Executive Officer

POWER OF ATTORNEY
     The undersigned officers and directors of Coleman Cable, Inc. hereby severally constitute G. Gary Yetman and Richard N. Burger and each of them singly our true and lawful attorneys, with full power to them and each of them singly, to sign for us in our names in the capacities indicated below the prospectus and S-1 shelf registration statement filed herewith and any and all amendments thereto, and generally do all such things in our name and on our behalf in our capacities as officers and directors to enable Coleman Cable, Inc. to comply with the provisions of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any one of them on this prospectus and S-1 shelf registration statement and any and all amendments thereto.
     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on this 22nd day of December 2006.

/s/ G. Gary Yetman G. Gary Yetman	Director, President and Chief Executive Officer

/s/ Richard N. Burger Richard N. Burger	Executive Vice President, Chief Financial Officer, Secretary and Treasurer (Principal Financial and Accounting Officer)

/s/ Nachum Stein Nachum Stein	Director

/s/ Shmuel D. Levinson Shmuel D. Levinson	Director

/s/ James G. London James G. London	Director

Index to Exhibits

Exhibit
Number		Description of Document
1.1	—	Purchase/Placement Agreement, dated October 3, 2006 between Coleman Cable, Inc. and Friedman, Billings, Ramsey & Co., Inc., incorporated herein by reference to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

3.1	—	Certificate of Incorporation of Coleman Cable, Inc., as filed with the Delaware Secretary of State on October 10, 2006, incorporated herein by reference to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

3.2	—	Amended and Restated By-Laws of Coleman Cable, Inc., effective as of October 11, 2006, incorporated herein by reference to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

4.1	—	Registration Rights Agreement, dated September 28, 2004 between Coleman Cable, Inc. and Wachovia Capital Markets, LLC, as Initial Purchaser under the Purchase Agreement, incorporated herein by reference to our Form S-4 filed on April 26, 2005.

4.2	—	Indenture dated as of September 28, 2004 among Coleman Cable, Inc., the Note Guarantors from time to time party thereto and Deutsche Bank Trust Company Americas, as Trustee, incorporated herein by reference to our Form S-4 filed on April 26, 2005.

4.3	—	Registration Rights Agreement, dated October 11, 2006 between Coleman Cable, Inc. and Friedman, Billings, Ramsey & Co., Inc., incorporated herein by reference to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

4.4	—	Shareholders Agreement, dated October 11, 2006 between Coleman Cable, Inc. and its Existing Holders, incorporated herein by reference to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

5.1*	—	Opinion of Mayer, Brown, Rowe & Maw LLP.

10.1	—	Credit Agreement dated as of September 28, 2004 among Coleman Cable, Inc. and certain of its U.S. Subsidiaries, as Borrowers, the Lenders named therein, Wachovia Bank, National Association, as Administrative Agent, ING Capital LLC and National City Business Credit, Inc., as Syndication Agents, and PNC Bank, National Association and Associated Bank, National Association, as Documentation Agents, incorporated herein by reference to our Form S-4 filed on April 26, 2005.

10.2	—	First Amendment and Waiver to Credit Agreement dated as of September 30, 2004 among Coleman Cable, Inc. and certain of its U.S. Subsidiaries, as Borrowers, the Lenders named therein, and Wachovia Bank, National Association, as administrative agent, incorporated herein by reference to our Form S-4 filed on April 26, 2005.

10.3	—	Second Amendment to Credit Agreement dated as of September 30, 2004 among Coleman Cable, Inc. and certain of its U.S. Subsidiaries, as Borrowers, the Lenders named therein, and Wachovia Bank, National Association, as administrative agent, incorporated herein by reference to our Form S-4 filed on April 26, 2005.

10.4	—	Lease dated as of September 11, 2003, by and between Panattoni Development Company, LLC and Coleman Cable, Inc., as subsequently assumed by HQ2 Properties, LLC pursuant to an Assignment and Assumption of Lease, dated as of August 15, 2005, amended by First Amendment to Lease, dated as of August 15, 2005, by and between HQ2 Properties, LLC and Coleman Cable, Inc., incorporated herein by reference to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.

10.5	—	Third Amendment to Credit Agreement dated as of November 2, 2005 among Coleman Cable, Inc. and certain of its U.S. Subsidiaries, as Borrowers, the Lenders named therein, and Wachovia Bank, National Association, as administrative agent, incorporated herein by reference to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.

10.6	—	Fourth Amendment to Credit Agreement dated as of August 14, 2006, among Coleman Cable, Inc. and certain of its U.S. Subsidiaries, as Borrowers, the Lenders named therein, and Wachovia Bank, National Association,

Exhibit
Number		Description of Document
as administrative agent, incorporated herein by reference to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

10.7	—	Amended and Restated Employment Agreement, dated as of September 1, 2006 by and between Coleman Cable, Inc. and G. Gary Yetman, incorporated herein by reference to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

10.8	—	Amended and Restated Employment Agreement, dated as of September 1, 2006 by and between Coleman Cable, Inc. and Richard N. Burger, incorporated herein by reference to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

10.9	—	Amended and Restated Employment Agreement, dated as of September 1, 2006 by and between Coleman Cable, Inc. and Jeffrey D. Johnston, incorporated herein by reference to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

10.10	—	Consulting Agreement dated as of October 11, 2006 by and between Coleman Cable, Inc. and David Bistricer, incorporated herein by reference to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

10.11	—	Consulting Agreement dated as of October 11, 2006 by and between Coleman Cable, Inc. and Nachum Stein, incorporated herein by reference to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

10.12	—	2006 Long-Term Incentive Plan, incorporated herein by reference to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

10.13	—	Form of Non-Qualified Stock Option Agreement Under the 2006 Long-Term Incentive Plan, incorporated herein by reference to our Form S-1 filed on November 16, 2006.

21.1	—	Subsidiaries.

23.1	—	Consent of Deloitte & Touche LLP.

23.2*	—	Consent of Mayer, Brown, Rowe & Maw LLP (included in Exhibit 5.1).

24.1	—	Power of Attorney (included on signature page of this filing).

*	To be filed by amendment.